

CTS CORPORATION

Received SEC

APR 2 1 2010

Washington, DC 20549

Diversified. Profitable. Growing.

2009 Annual Report

2009 **Annual Report**

CTS successfully managed in uncertain times by staying profitable, reducing debt, and most importantly, winning $300 million in new business.

Corporate Profile

CTS Corporation (NYSE: CTS) is an innovative designer and manufacturer of sensors and actuators and electronic components, and a leading provider of value-added electronics manufacturing services (EMS). Our sensors and actuators and electronic components serve OEMs in the automotive, industrial, medical, communications and computer markets, while our EMS operations provide specialty solutions to customers throughout the medical, defense and aerospace, industrial, communications and computer markets. We have manufacturing operations located throughout North America, Europe and Asia.

For more information please visit us at:

www.ctscorp.com

Vision Statement

We are a global, growth oriented sensors and actuators, electronic components, and services company, dedicated to delivering innovative solutions for a better, safer and healthier world.

Core Values

Integrity

- We insist on integrity in everything we do and value doing the right thing.

Mutual Respect

- We listen to and learn from everyone.
- We treat everyone with dignity and fairness with equal opportunity to succeed for all.

Drive to Succeed

- We strive for excellence, relentlessly pursuing continuous improvement in our products and services, processes and capabilities.

Contents

1 Financial Highlights

2 Message to Our Fellow Shareholders

4 Sensors and Actuators

6 Electronic Components

8 Electronics Manufacturing Solutions (EMS)

Financial Report and Corporate Information



Financial Highlights

(In thousands, except per share data)

For the Year	2009	2008	2007
Net sales	**$498,982**	$691,707	$685,945
Operating earnings/(loss) - GAAP	**(17,829)**	30,830	32,275
- Adjusted	**17,567**	36,915	34,891
Net earnings/(loss) - GAAP	**(34,050)**	28,062	23,947
- Adjusted	**12,045**	26,454	25,995
Average common shares outstanding -- diluted	**33,823**	37,864	39,970
Per share data:			
Net earnings/(loss) -- diluted - GAAP	**$(1.01)**	$0.81	$0.66
- Adjusted	**0.36**	0.77	0.71
Dividends declared	**0.12**	0.12	0.12
Capital expenditures	**6,537**	17,647	16,058
At Year End			
Working capital	**103,219**	$112,601	$121,921
Long-term debt (including current maturities)	**50,400**	79,988	68,342
Shareholders' equity	**247,454**	277,473	326,365
Equity per outstanding share	**7.30**	8.23	9.51

Definitions and reconciliation of non-GAAP financial terms are included on CTS' website at www.ctscorp.com









Message to Our Fellow Shareholders



Vinod M. Khilnani
Chairman of the Board,
President and
Chief Executive Officer

2009 was a year of immense challenges due to the global recession, but it also presented CTS with exciting new business opportunities to grow and increase shareholder value. Proactive actions to lower our cost structure and working capital allowed the company to finish the year with positive earnings, strong free cash flow and an improved balance sheet. We increased our global market share and won a record number of new business awards in 2009. New customers and product introductions have helped the company to further lower its risk profile through diversification of customers, industries and geographical regions. Our increased focus on research and development activities has not only helped expand our new product introductions, but also allowed us to dramatically increase the number of new patent awards as well as the filing of new patent applications. Our global Lean Six Sigma quality initiative launched in 2008, to enhance product quality and drive continuous improvement, increased the number of trained six sigma green belts by over 40%.

CTS started the year with a sharp decline in global economic activity across most of its served markets. CTS' sales in the first half of 2009 were down approximately 33% from the prior year, as a precipitous decline in demand was magnified by inventory draw downs. The global automotive business was hit particularly hard, with light vehicle production levels in North America declining 51% year over year in the first half of 2009.

The proactive measures to reduce headcount, compensation, and other expenses that we began in the second half of 2008, continued into 2009. We reduced our worldwide workforce by 26% from its peak in 2008. These actions to lower our cost structure aggressively and quickly allowed CTS to effectively mitigate the global economic headwinds.

Third and fourth quarter sales saw a gradual sequential improvement of 5% and 6% respectively. In addition, our sensor products experienced double-digit sequential sales increase in the last three quarters of 2009 from stronger global demand and ramp up in new product launch activity. This resulted in a steady improvement in our quarterly financial performance in 2009 signaling a modest recovery. We finished the year with a strong fourth quarter and a profitable full year.



2009 Diluted EPS
(Adjusted)

Managing in uncertain times also required an even greater focus on cash flow by rigorously managing the balance sheet. Record free cash flow of $40 million was generated through improved working capital and judicious use of capital spending. During 2009, we decreased our total debt from $80 million to $50 million, while maintaining a healthy cash balance of approximately $51 million.

Innovation Driving Growth and Diversification

We continued to make significant investments in research and development initiatives to launch new products. CTS won a record $303 million in new business in 2009 spread over a five to six year program life. These new business awards came from both existing and new customers for many new applications across our product portfolio. CTS' focus on research and development activities remains strong and underlines our commitment to develop new and innovative products to meet and exceed our customer expectations. CTS was awarded a total of 21 new patents in 2009 up 30% from 2008. During the year we filed a total of 60 new patent applications. CTS' patent portfolio is now at 332 patents worldwide and growing.

Another key initiative in 2009 was to reduce customer concentration and further diversify our product portfolio. I am pleased to report that during 2009, no single customer exceeded 10% of our total sales and all but two customers were under 5% of our total sales. Successful new product introductions in commercial vehicles, medical, and wireless communications combined with further penetration of new, faster growing geographic markets like China and India has helped CTS become a much more diversified global company.

Components and Sensors

In 2009, we won 30 new sensor and actuator business awards, a 15% increase over the prior year. Noteworthy new business wins in our highly-engineered sensor and actuator products included a turbocharger sensor. This sensor will be integrated into pneumatic vacuum actuators for light vehicle applications in Europe. The turbocharger market is expected to see significant growth over the next several years as turbocharger applications offer the ability to reduce engine size, improve fuel economy and lower emissions, without compromising performance. New products

are also being developed in the areas of variable valve lift sensors and transmission sensors. We believe there are significant market opportunities with these new products.

Asian markets experienced higher growth levels in 2009, and CTS benefited by a 60% increase in its sales in China. New position sensor business wins from emerging Chinese manufacturers, pedal award for electric vehicles and our first win for the small engine throttle position sensor (SETPS) from one of the largest Indian motorcycle manufacturer, were evidence of our growing presence in emerging markets.

As a result of success in our research and development activities in smart actuators, we were able to target new applications and new customers. Initial success with our first win in the smart actuator market in 2008 was reinforced with three additional business awards in 2009.

In Electronic Components, research and development initiatives helped capture a record number of new design wins with applications in the wireless telecommunication infrastructure market. Our patented Actiplex technology resulted in several design wins with major defense contractors.



New Business Awards
($ In Millions)

New customers, innovative products, strong presence in the emerging markets in Asia and a competitive cost structure have produced record new business wins for CTS in 2009.

CTS announced a key new business win with a new customer for hard disk drive application with sales starting in late 2010. CTS' piezoceramic micro-actuator product will be used to increase tracking accuracy with high precision positioning, assuring greater reliability of the read/write process for precise micro motion control. In addition, we established photolithographic capabilities for our piezoceramic products business providing our customer a higher value-added capability from CTS. This new vertical integration capability also provides a means to move us into new markets.

Electronics Manufacturing Services (EMS)

In our EMS business segment, our strategy to focus on target markets of defense and aerospace, industrial and medical is firmly on track, now with fully two-thirds of our EMS sales originating from these markets. These target markets have characteristics that generally include higher margins and complexity, design engineering, stronger customer relationships and higher barriers to entry from required certifications, such as in the medical and defense arenas.

We bolstered our relationship with several key customers by signing new long-term contracts and laid the groundwork for additional revenue streams by winning 15 new EMS customers, mostly in our targeted markets. CTS EMS was also selected as a global partner by one of the world's largest defense and aerospace companies. The initial work includes the design and manufacture of complex electronics for harsh environment systems and providing on-site engineering support to ensure that critical program objectives are met.

We continued to invest in new capabilities by expanding our EMS operation in Matamoros, Mexico and achieving the AS9100 Aerospace certification in our Tianjin, China; Londonderry, New Hampshire; and San Jose, California facilities. Likewise, all our major EMS locations now have the required certifications to manufacture medical products.

In late 2009 and early 2010, Toyota announced several voluntary safety recalls related to possible safety defects with accelerator pedals on selected Toyota and Lexus vehicles. For a short period of time, CTS was unfairly thrust into the media spotlight as one of the pedal suppliers to Toyota. As facts and circumstances became clearer, CTS and Toyota entered into an indemnification agreement whereby Toyota agreed to assume all costs and liabilities arising from any civil litigation or third party claims related to sudden unintended acceleration or economic loss allegations in the U.S. and Canada. As a result, CTS continues to supply components to Toyota as a key valued customer.

Looking Forward

I am pleased with the progress we have made in 2009 to improve our cost structure and increase our market share with a record amount of new business wins. Our increased focus on research and development has started to pay dividends. Our diversified business model, a global footprint, innovative technologies, and dedicated employees have positioned the company well for a promising future. I believe CTS is emerging from this recession a leaner and stronger company with a larger and more diversified market position.

Finally, I would like to thank our shareholders for their ongoing support, our Board of Directors for their counsel and encouragement, and our employees worldwide for their commitment, professionalism and a job well done. Together we are stronger and better positioned to exceed our customers' expectations and enhance shareholder value. We look forward to 2010 and beyond with new opportunities and a promising future.

Vinod M. Khilnani

Chairman of the Board, President and Chief Executive Officer

April 20, 2010

Leading the way to cleaner, more efficient vehicles

We believe our environment is worth protecting and our sensor and actuator products help do just that. Improving fuel economy and reducing harsh emissions are fundamental benefits of our product portfolio serving global light-vehicle, motorcycle and commercial diesel applications. You can be assured that we are investing in new technologies that will drive even more efficient and eco-friendly solutions. Because we all share this **one world**, CTS Automotive Products is committed to making it a better place for all.



Diversified. Profitable. Growing.

Sensors and Actuators

Improved Quality

Quality remains our number one focus. We provide reliable highly engineered sensors and actuators that exceed demanding requirements.





Reduced Emissions

Small Engine Throttle Position Sensors reduce emissions, improve performance and increase fuel economy.

Increased Yield

Smart Actuators are used in commercial diesel engines to improve reliability and reduce operating costs.





Pedal Modules
For Global OEMs



Smart Actuators
For New Commercial Applications

Small Engine TPS
Now Serving the Markets in India





Non Contacting Position Sensor
For Light & Heavy Duty Vehicles

Bringing Us Together



Wireless Performance

We develop innovative products to meet the demands of Next Generation systems.



Improved Diagnostics

Piezoceramic technology improves non-invasive medical diagnostics, ensuring accurate imaging.

Higher Mobility

We offer controls for mobility scooters to help improve the quality of life.



OCXO Oscillators
Increased Performance



Variable Resistive Speed Controls
Engineered for Quality





Bandpass RF Ceramic Filters
Providing Consistent Reliability



EMI/RFI Filters
Exceeding Customer Specifications

Electronic Components

Creating new growth in wireless communications

CTS Electronic Components understands the role of advanced electronics in a modern world. We are a global leader supporting wireless communications and critical applications in the medical, defense and aerospace and industrial markets. We support the next generation products for a wide variety of leading-edge applications. The breadth of our product portfolio serving global markets allows dreams of **bringing us together** to become a reality.





Diversified. Profitable. Growing.

Higher Expectations

Answering the local needs of global markets

At Electronics Manufacturing Solutions, we value our customers' high expectations, so we set high standards in all that we do. We utilize the latest manufacturing processes, continuously improving design, test and services capabilities. We proudly serve the global medical, defense and aerospace, industrial and communications markets, including important areas of homeland security and green energy. When it comes to your health, safety and security, your **higher expectations** are our priority.

Enhancing the Quality of Care

We are passionate about health care, providing dependable medical solutions for people everywhere.



Electronics Manufacturing Solutions





Keeping Us Safe

From The Bradley A3 vehicle to body scanners, crash avoidance systems and identity recognition, CTS is in the forefront of today's newest technologies.

Improving Lifestyles

Keeping people healthy and active, and improving communications, is as important to us as it is to you.



Medical



Glucose Monitor Insulin Pump

Defense/Aerospace



Homeland Security

Industrial



Electric Vehicle Recharging Systems

Communications



WiMax Systems

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For Fiscal Year Ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-4639

CTS CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	35-0225010
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
905 West Boulevard North, Elkhart, IN	46514
(Address of principal executive offices)	(Zip Code)



Registrant's telephone number, including area code: 574-523-3800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting stock held by non-affiliates of CTS Corporation, based upon the closing sales price of CTS common stock on June 26, 2009, was approximately $186 million. There were 33,968,081 shares of common stock, without par value, outstanding on February 19, 2010.

Documents Incorporated by Reference

(1) Portions of the 2009 Annual Report to Shareholders are incorporated herein by reference in Parts I and II.

(2) Portions of the Proxy Statement to be filed for the annual meeting of shareholders to be held on or about May 26, 2010 are incorporated by reference in Part III.

TABLE OF CONTENTS

ITEM		Page
	PART I	
1.	Business	2
1A.	Risk Factors	6
1B.	Unresolved Staff Comments	13
2.	Properties	14
3.	Legal Proceedings	15
4.	Submission of Matters to a Vote of Security Holders	16
	PART II	
5.	Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	17
6.	Selected Financial Data	18
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	18
7A.	Quantitative and Qualitative Disclosures About Market Risk	18
8.	Financial Statements and Supplementary Data	19
9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	19
9A.	Controls and Procedures	19
9B.	Other Information	19
	PART III	
10.	Directors, Executive Officers and Corporate Governance	20
11.	Executive Compensation	21
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	21
13.	Certain Relationships and Related Transactions, and Director Independence	21
14.	Principal Accountant Fees and Services	21
	PART IV	
15.	Exhibits and Financial Statements Schedules	21
SIGNATURES		23

PART I

Item 1. Business

CTS Corporation ("CTS", "we", "our", "us" or "the Company") is a global manufacturer of electronic components and sensors and a supplier of electronics manufacturing services. CTS was established in 1896 as a provider of high-quality telephone products and was incorporated as an Indiana corporation in February 1929. Our principal executive offices are located in Elkhart, Indiana.

We design, manufacture, assemble, and sell a broad line of electronic components and sensors and provide electronics manufacturing services primarily to original equipment manufacturers ("OEMs") for the automotive, defense and aerospace, communications, medical, industrial, and computer markets. We operate manufacturing facilities located throughout North America, Asia, and Europe and serve major markets globally. Sales and marketing are accomplished through our sales engineers, independent manufacturers' representatives, and distributors.

SEGMENTS AND PRODUCTS BY MAJOR MARKETS

We have two reportable segments: 1) Electronics Manufacturing Services ("EMS") and 2) Components and Sensors.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally, for some customers, we provide full turnkey manufacturing and completion including design, bill-of-material management, logistics, and repair.

Products from the EMS segment are principally sold in the communications, defense and aerospace, medical, industrial, and computer OEM markets. Other smaller markets include OEM customers in consumer electronics, instruments and controls, and networking. Products from the Components and Sensors segment are principally sold in the automotive and communications OEM markets. Other smaller markets include defense and aerospace, medical, and computer.

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; components used in computer and other high-speed applications, switches, resistor networks, and potentiometers used to serve multiple markets; and fabricated piezoelectric materials and substrates used primarily in medical, industrial and defense and aerospace markets.

The following tables provide a breakdown of net sales by segment and market as a percent of consolidated net sales:

	EMS			**Components & Sensors**			**Total**		
(As a % of consolidated net sales)	**2009**	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Markets									
Automotive	**—%**	—%	—%	**27%**	25%	26%	**27%**	25%	26%
Communications	**14%**	16%	14%	**7%**	7%	5%	**21%**	23%	19%
Computer	**5%**	12%	19%	**1%**	2%	1%	**6%**	14%	20%
Medical	**8%**	6%	5%	**1%**	1%	1%	**9%**	7%	6%
Industrial	**10%**	12%	14%	**—%**	—%	—%	**10%**	12%	14%
Defense and Aerospace	**20%**	11%	7%	**2%**	1%	1%	**22%**	12%	8%
Other	**—%**	1%	—%	**5%**	6%	7%	**5%**	7%	7%
% of consolidated net sales	**57%**	58%	59%	**43%**	42%	41%	**100%**	100%	100%

Net sales to external customers, segment operating earnings, total assets by segment, net sales by geographic area, and long-lived assets by geographic area are contained in Note L, "Segments", appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2), which is incorporated herein by reference.

General market conditions in the global automotive, communications, defense and aerospace, medical, industrial, and computer markets and in the overall economy affect our business. Any adverse occurrence that results in a significant decline in the

volume of sales in the related industries, or in an overall downturn in the business and operations of our customers in these industries, could have a material adverse effect on our business, financial condition, and results of operations.

The following table identifies major products by their segment and markets. Many products are sold in several OEM markets:

Product Description	Automotive Market	Communications Market	Computer Market	Medical Market	Industrial Market	Defense and Aerospace Market	Other Markets
EMS:							
Integrated Interconnect Systems and Backpanels, including Final Assembly and Test		●	●	●	●	●	●
Complex Printed Circuit Board Assemblies		●	●	●	●	●	●
COMPONENTS AND SENSORS:							
Ceramic Filters and Duplexers	●	●				●	●
Quartz Crystals, Clocks, Precision Oscillators and Frequency Modules		●	●	●	●	●	●
Sensors and Actuators	●						●
Resistor Networks		●	●		●		●
DIP Switches and Potentiometers		●	●		●		●
Piezoelectric and Piezoceramics Products			●	●	●	●	●
Electromagnetic Interference and Radio Frequency Interference Filters		●			●	●	

MARKETING AND DISTRIBUTION

Sales and marketing to OEMs, for both segments, is accomplished through our sales engineers, independent manufacturers' representatives, and distributors. We maintain sales offices in China, Japan, Scotland, Singapore, Taiwan, and the United States. Approximately 80% of 2009 net sales were attributable to coverage by our sales engineers.

Our sales engineers generally service the largest customers with application specific products. The engineers work closely with major customers in designing and developing products to meet specific customer requirements.

We utilize the services of independent manufacturers' representatives in the United States and other countries for customers not serviced directly by our sales engineers for both of our segments. Independent manufacturers' representatives receive commissions from CTS. During 2009, approximately 17% of net sales was attributable to coverage by independent manufacturers' representatives. We also use independent distributors in our Components and Sensors segment. Independent distributors purchase component and sensor products from CTS for resale to customers. In 2009, independent distributors accounted for approximately 3% of net sales.

RAW MATERIALS

We utilize a wide variety of raw materials and purchased parts in our manufacturing processes. The following are the most significant raw materials and purchased parts, identified by segment:

EMS: Power supplies and converters, prefabricated steel, printed circuit boards, passive electronic components and semiconductors, integrated circuits, connectors, cables, and modules.

Components and Sensors: Conductive inks and contactors which contain precious metals (primarily silver and palladium), passive electronic components, integrated circuits and semiconductors, rare earth materials (for ceramic compositions), ceramic components, plastic components, molding compounds, printed circuit boards and assemblies, quartz blanks and crystals, wire harness assemblies, copper, brass, and steel-based raw materials and components.

These raw materials are purchased from several vendors, and, except for certain semiconductors, rare earth materials, and conductive inks, we do not believe we are dependent upon one or a limited number of vendors. Although we purchase all of our semiconductors, rare earth materials, and conductive inks from a limited number of vendors, alternative sources are available. In 2009, substantially all of these materials were available in adequate quantities to meet our production demands.

We do not currently anticipate any raw material shortages that would slow production. However, the lead times between the placement of orders for certain raw materials and purchased parts and actual delivery to CTS may vary. Occasionally we may need to order raw materials in greater quantities and at higher than optimal prices to compensate for the variability of lead times for delivery.

Precious metal prices may have a significant effect on the cost and selling price of many CTS products, particularly some ceramic filters, sensors, resistor networks, and switches.

PATENTS, TRADEMARKS, AND LICENSES

We maintain a program of obtaining and protecting U.S. and non-U.S. patents relating to products which we have designed and manufactured, as well as processes and equipment used in our manufacturing technology. We were issued nine new U.S. patents and 12 non-U.S. counterpart patents in 2009 and currently hold in excess of 209 U.S. patents and 123 non-U.S. counterpart patents. Patents have a greater impact on the Components and Sensors segment than on the EMS segment, which does not rely significantly on any patent. We have 11 registered U.S. trademarks and 16 foreign counterparts. We do not believe that our success is materially dependent on the existence or duration of any patent, group of patents, or trademarks.

We have licensed the right to use several of our patents to both U.S. and non-U.S. companies. In 2009, license and royalty income was less than 1% of net sales. We believe our success is not materially dependent upon any licensing arrangement where we are either the licensor or licensee.

MAJOR CUSTOMERS

Our 15 largest customers represented 51%, 53%, and 59% of net sales in 2009, 2008, and 2007, respectively. Sales to Hewlett-Packard Company amounted to less than 10% of net sales in 2009, 11% of net sales in 2008, and 17% of net sales in 2007.

EMS segment revenues from Hewlett-Packard Company represented less than 10% of the segment's sales in 2009, $76.8 million or 19% and $117.2 million or 29%, of the segment's sales in 2008, and 2007, respectively.

The Company continues to broaden its customer base. Changes in the level of our customers' orders have, in the past, had a significant impact on our operating results. If a major customer reduces the amount of business it does with us, or substantially changes the terms of that business, there could be an adverse impact on our operating results.

Additionally, we expect to continue to depend on sales to our major customers. Because our customers are under no obligation to continue to do business with us on a long-term basis, there is always the possibility that one or more customers may choose to work with a competitor and reduce their business with us. Customers may also reduce or delay their business with us because of economic or other conditions or decisions that reduce their need for our products or services. Since it is difficult to replace lost business on a timely basis, it is likely that our operating results would be adversely affected if one or more of our major customers were to cancel, delay, or reduce a large amount of business with us in the future. If one or more of our customers were to become insolvent or otherwise unable to pay for our products and/or services, our operating results, financial condition, and cash flows could be adversely affected.

ORDER BACKLOG

Order backlog may not provide an accurate indication of present or future revenue levels for the Company. For many Components and Sensors and EMS products, the period between receipt of orders and expected delivery is relatively short. Additionally, large orders from major customers may include backlog covering an extended period of time. Production scheduling and delivery for these orders could be changed or canceled by the customer on relatively short notice.

The following table shows order backlog by segment and in total as of January 31, 2010, and January 25, 2009.

($ in millions)	**January 31, 2010**	January 25, 2009
EMS	**$ 49.9**	$52.3
Components and Sensors	**38.4**	27.7
Total	**$ 88.3**	$80.0

Order backlog as of January 31, 2010 will generally be filled during the 2010 fiscal year.

COMPETITION

In the EMS segment, we compete with a number of well-established U.S. and non-U.S. manufacturers on the basis of process capability, price, technology, quality, reliability, and delivery in the markets in which we participate. Some of our competitors have greater manufacturing and financial resources than CTS. However, we do not generally pursue extremely high volume or highly price-sensitive business, as some of our larger competitors do.

In the Components and Sensors segment, we compete with many U.S. and non-U.S. manufacturers principally on the basis of product features, price, technology, quality, reliability, delivery, and service. Most of our product lines encounter significant global competition. The number of significant competitors varies from product line to product line. No one competitor competes with us in every product line, but many competitors are larger and more diversified than CTS. Some competitors are also our customers for components and sensors and EMS products.

In both the EMS and Components and Sensors segments, some customers have reduced or plan to reduce their number of suppliers, while increasing the volume of their purchases. Most customers are demanding higher quality, reliability, and delivery standards from us as well as our competitors. These trends create opportunities for us, but also increase the risk of loss of business to competitors. We are subject to competitive risks that represent the nature of the electronics industry, including short product life cycles and technical obsolescence.

We believe we compete most successfully in custom products manufactured to meet specific applications of major OEMs and with EMS products oriented toward high mix and low-to-medium volume outsourcing needs of OEMs.

NON-U.S. REVENUES

In 2009, 45% of net sales to external customers originated from non-U.S. operations compared to 53% in 2008 and 61% in 2007. At December 31, 2009, approximately 41% of total assets were located at non-U.S. operations. At December 31, 2008 and 2007, approximately 40% of total assets were located at non-U.S. operations. A substantial portion of these assets, other than cash and cash equivalents, cannot readily be liquidated. We believe the business risks to our non-U.S. operations, though substantial, are normal risks for non-U.S. businesses. These risks include currency controls and changes in currency exchange rates, longer collection cycles, political and transportation risks, economic downturns and inflation, government regulations and expropriation. Our non-U.S. manufacturing facilities are located in Canada, China, Czech Republic, Mexico, Scotland, Singapore, Taiwan, and Thailand.

Net sales to external customers originating from non-U.S. operations for the EMS segment were $60.8 million in 2009, compared to $144.5 million in 2008, and $201.0 million in 2007. Net sales to external customers originating from non-U.S. operations for the Components and Sensors segment were $163.8 million in 2009 compared to $233.8 million in 2008, and $215.0 million in 2007. Additional information about net sales to external customers, operating earnings and total assets by segment, and net sales by geographic area and long-lived assets by geographic area, is contained in Note L, "Segments", appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2), which is incorporated herein by reference.

RESEARCH AND DEVELOPMENT ACTIVITIES

In 2009, we spent $14.2 million for research and development. We spent $18.3 million for research and development in 2008 and $15.9 million in 2007. Ongoing research and development investment continues in the Components and Sensors segment. Our research and development activities are primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS segment are typically very low.

We believe a strong commitment to research and development is required for future growth in the Components and Sensors segment. Most of our research and development activities relate to developing new, innovative products and technologies, improving product flow, and adding product value to meet the current and future needs of our customers. We provide our customers with full systems support to ensure quality and reliability through all phases of design, launch, and manufacturing to meet or exceed customer requirements. Many such research and development activities benefit one or a limited number of customers or potential customers. All research and development costs are expensed as incurred.

EMPLOYEES

We employed 4,316 people at December 31, 2009, with 71% of these people located outside the United States. Approximately 143 employees at one location in the United States were covered by two collective bargaining agreements as of December 31, 2009. One agreement, which covers 109 employees, is scheduled to expire in 2015 and the other, which covers 34 employees, is scheduled to expire in 2013. We employed 5,044 people at December 31, 2008.

ADDITIONAL INFORMATION

We are incorporated in the State of Indiana. Our principal corporate office is located at 905 West Boulevard North, Elkhart, Indiana 46514.

Our Internet address is http://www.ctscorp.com. We make available through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). The information contained on or accessible through our Internet website is not part of this or any other report we file or furnish to the SEC, other than the documents that we file with the SEC that are incorporated by reference herein.

Further, a copy of this annual report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov.

Item 1A. Risk Factors

The following are certain risk factors that could affect our business, financial condition and operating results. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results and condition to differ materially from those projected in forward-looking statements. Before you invest in CTS, you should know that making such an investment involves some risks, including the risks described below. The risks that are highlighted below are not the only ones that we face. If any of the following risks actually occur, our business, financial condition or operating results could be negatively affected.

Continuing global economic uncertainty and a guarded credit market may affect our results of operations and our ability to obtain capital.

The global economy remains in an unstable condition. Markets have experienced continued volatility and future business conditions remain uncertain. Similarly, CTS has experienced stock price volatility. In addition, many of our customers, particularly those served by our Components and Sensors segment, continue to experience a volatile demand for their products. As a result, demand for our products remains depressed with some customers delaying delivery dates into the future. Credit difficulties and economic contraction continues to affect our automotive customers, some of whom required government funding and became insolvent. If the overall economy and credit markets continue to be severely constrained and demand for our products does not rebound, our business, financial condition and operating earnings may be materially and adversely affected.

In the event we need capital in excess of amounts available under the limits of our existing credit facility, that credit may be unreasonably expensive due to the current state of the markets. The unavailability of reasonably priced credit may affect our

ability to make strategic acquisitions, finance operations, or otherwise operate our business. Further, restrictive or cautious credit markets may require us to employ other means to raise capital, such as the issuance of debt or the sale of equity.

Losses in the stock market could negatively impact pension asset returns and ultimately cash flow due to possible required contributions in the future.

We make a number of assumptions relating to our pension plans in order to measure the financial position of the plans and the net periodic benefit cost. The most significant assumptions relate to the discount rate, the expected long term return on plan assets and the rate of future compensation increase. If these assumptions prove to be significantly different, then we may need to record additional expense relating to the pension plans, which could have a material effect on our results of operations and could require cash contributions to fund future pension expense payments.

Because we currently derive a significant portion of our revenues from a small number of customers, any decrease in orders from these customers could have an adverse effect on our business, financial condition and operating results.

We depend on a small number of customers for a large portion of our business, and changes in the level of our customers' orders have, in the past, had a significant impact on our results of operations. Our 15 largest customers represent a substantial portion of our sales: approximately 51% of net sales in 2009; 53% of net sales in 2008; and 59% of net sales in 2007. Our largest customer represented less than 10% of our net sales in 2009. If a major customer significantly cancels, delays or reduces the amount of business it does with us, there could be an adverse effect on our business, financial condition and operating results. Such an adverse effect would likely be material if one of our largest customers significantly reduces its amount of business. Significant pricing and margin pressures exerted by a key customer could also materially adversely affect our operating results. In addition, we generate significant accounts receivable from sales to our major customers. If one or more of our largest customers were to become insolvent or otherwise unable to pay or were to delay payment for services, our business, financial condition and operating results could be materially adversely affected.

Negative or unexpected tax consequences could adversely affect our results of operations.

Adverse changes in the underlying profitability and financial outlook of our operations in several jurisdictions could lead to changes in our valuation allowances against deferred tax assets and other tax accruals that could materially and adversely affect our results of operations.

Several countries in which we are located allow for tax incentives to attract and retain business. These tax incentives expire over various periods and are subject to certain conditions with which we expect to comply. Our taxes could increase if certain tax incentives are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. In addition, further acquisitions or divestitures may cause our effective tax rate to increase.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

We are subject to intense competition in the EMS industry.

We compete against many providers of electronics manufacturing services. Some of our competitors have substantially greater manufacturing and financial resources, and in some cases have more geographically diversified international operations, than we do. Our competitors, such as Benchmark Electronics, Inc., and Sanmina-SCI Corporation, include both large global EMS providers and smaller EMS companies that often have a regional, product, service or industry specific focus. We also face competition from the manufacturing operations of our current and future OEM customers, which may elect to manufacture their own products internally rather than outsource the manufacturing to EMS providers. In addition, we could face competition in the future from other large global EMS providers, such as Celestica, Inc., Flextronics International Ltd. and Jabil Circuit, Inc., which currently provide services to some of our largest customers for different products, as well as competition from smaller EMS companies such as Plexus Corp. and LaBarge, Inc. We may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with significant offshore facilities located where labor and other costs are lower. Competition may intensify further if more companies enter the markets in which we operate. Our failure to compete effectively could materially adversely affect our business, financial condition and operating results.

We may be unable to compete effectively against competitors in our Components and Sensors segment.

Our Components and Sensors segment operates in highly competitive industries that are characterized by price erosion and rapid technological change. We compete against many domestic and foreign companies, some of which have substantially

greater manufacturing, financial, research and development and marketing resources than we do. If any customer becomes dissatisfied with our prices, quality or timeliness of delivery, among other things, it could award future business or even move existing business to our competitors. Moreover, some of our customers could choose to manufacture and develop particular products themselves rather than purchase them from us. Increased competition could result in price reductions, reduced profit margins and loss of market share, each of which could materially adversely affect our business, financial condition and operating results. These developments may materially adversely affect our ability to compete against these competitors. We cannot assure you that our products will continue to compete successfully with our competitors' products, including OEMs, many of which are significantly larger than we are and have greater financial and other resources.

We may be unable to keep pace with rapid technological changes that could make some of our products or processes obsolete before we realize a return on our investment.

The technologies relating to some of our products have undergone, and are continuing to undergo, rapid and significant changes. Specifically, end markets for electronic components and assemblies are characterized by technological change, frequent new product introductions and enhancements, changes in customer requirements and emerging industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable before we can recover any or all of our research, development and commercialization expenses on capital investments. Furthermore, the life cycles of our products and the products we manufacture for others vary, may change and are difficult to estimate.

We cannot provide assurance that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or product enhancements or that our new products or product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If we are unable, for technological or other reasons, to develop and market new products or product enhancements in a timely and cost-effective manner, our business, financial condition and operating results could be materially adversely affected.

Our customers have canceled, and may in the future cancel, their orders or change production quantities or locations or delay production.

We generally do not obtain firm, long-term purchase commitments from our customers, and have often experienced reduced lead times in customer orders. Customers cancel their orders, change production quantities and delay production for a number of reasons. Uncertain economic and geopolitical conditions have resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers have harmed, and may continue to harm, our results of operations by reducing the volumes of products we manufacture, as well as by causing a delay in the recovery of our expenditures for inventory in preparation for customer orders and lower asset utilization resulting in lower gross margins.

In addition, customers may require that manufacturing of their products be transitioned from one facility to another to achieve cost and other objectives. Such transfers may result in inefficiencies and costs due to resulting excess capacity and overhead at one facility and capacity constraints and the inability to fulfill all orders at another. In addition, we make significant decisions, including determining the levels of orders that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the changes in demand for their products reduce our ability to estimate accurately future customer requirements. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. Anticipated orders may not materialize and delivery schedules may be deferred as a result of changes in demand for our products or our customers' products. We often increase staffing and capacity, and incur other expenses to meet the anticipated demand of our customers, which cause reductions in our gross margins if customer orders are delayed or canceled. On occasion, customers require rapid increases in production, which may stress our resources and reduce margins. We may not have sufficient capacity at any given time to meet our customers' demands. In addition, because many of our costs and operating expenses are relatively fixed over the short term, a reduction in customer demand harms our gross margin and operating income until such time as adjustments can be made to activity or operating levels and structural costs.

We sell products to customers in cyclical industries that are subject to significant downturns that could materially adversely affect our business, financial condition and operating results.

We sell products to customers in cyclical industries that have experienced economic and industry downturns. These markets for our electronic components and sensors and EMS products have softened in the past and may again soften in the future. We may face reduced end-customer demand, underutilization of our manufacturing capacity, changes in our revenue mix and

other factors that could adversely affect our results of operations in the near term. We cannot predict whether we will achieve profitability in future periods.

Because we derive a substantial portion of our revenues from customers in the automotive, defense and aerospace, computer and communications industries, we are susceptible to trends and factors affecting those industries.

Net sales to the automotive, defense and aerospace, computer and communications industries represent a substantial portion of our revenues. Factors negatively affecting these industries and the demand for products also negatively affect our business, financial condition and operating results. Any adverse occurrence, including industry slowdown, recession, political instability, costly or constraining regulations, armed hostilities, terrorism, excessive inflation, prolonged disruptions in one or more of our customers' production schedules or labor disturbances, that results in significant decline in the volume of sales in these industries, or in an overall downturn in the business and operations of our customers in these industries, could materially adversely affect our business, financial condition and operating results. Also, the automotive industry is generally highly unionized and some of our customers have, in the past, experienced labor disruptions. Furthermore, the automotive industry is highly cyclical in nature and sensitive to changes in general economic conditions, consumer preferences and interest rates. These concerns are particularly heightened during the current economic crisis. Consumer demand for automobiles has weakened substantially. Further, some of our automotive customers have required government bailouts and/or have filed for bankruptcy reorganization. It is unclear whether some automotive manufacturers will be able to sustain their ability to continue in business over the longer term. The failure of one or more automotive manufacturers may result in the failure to receive payment in full for products sold and an abrupt cancellation in demand for certain products. It is unknown when credit markets may return to normalcy, and consumer demand for automobiles and other products will rebound. Continued weakness in auto demand, the insolvency of automobile manufacturers or their suppliers, and continuing constriction of credit markets may negatively and materially affect our facility utilization, cost structure, financial condition, and operating results.

Products we manufacture may contain design or manufacturing defects that could result in reduced demand for our products or services and liability claims against us.

Despite our quality control and quality assurance efforts, defects may occur in the products we manufacture due to design or manufacturing errors or component failure. Product defects may result in delayed shipments and reduced demand for our products. We may be subject to increased costs due to warranty claims on defective products. Product defects may result in product liability claims against us where defects cause, or are alleged to cause, property damage, bodily injury or death. As we more deeply penetrate the automotive and medical device manufacturing market, the risk of exposure to products liability litigation increases. We may be required to participate in a recall involving products which are, or are alleged to be, defective. We carry insurance for certain legal matters involving product liability; however, we do not have coverage for all costs related to product defects and the costs of such claims, including costs of defense and settlement, may exceed our available coverage.

Toyota's voluntary recall of CTS-manufactured accelerator pedals and associated events may potentially lead to claims against CTS and loss of business.

We manufacture accelerator pedal assemblies for a number of automobile manufacturers, including subsidiaries of Toyota Motor Corporation ("Toyota"). We have supplied accelerator pedal assemblies to Toyota since the 2005 model year. Sales to Toyota have accounted for approximately 3.2%, 2.5% and 1.9% of our annual revenue for the years ended December 31, 2009, 2008 and 2007, respectively. We manufacture all pedal assemblies to specifications approved by the customer, including Toyota.

In January 2010, Toyota issued a voluntary recall for approximately 2.3 million vehicles in North America and up to 1.8 million vehicles in Europe containing CTS-manufactured accelerator pedal assemblies. In addition, Toyota temporarily halted production and sale of eight vehicle models using these pedal assembly designs. The recall was issued due to what Toyota described as "a rare set of conditions which may cause the accelerator pedal to become harder to depress, slower to return or, in the worst case, stuck in a partially depressed position." Shortly after issuing the voluntary recall, Toyota requested that we manufacture all pedal assemblies to a design different than those involved in the recall.

No accidents, injuries, or deaths have been proven directly or proximately to result from slow returning or sticking CTS-manufactured pedals. We are aware that we have been named as a defendant in lawsuits filed in the United States and Canada stemming from allegations of problems with Toyota vehicles, and additional lawsuits may follow. We are responding to an inquiry from the National Highway Traffic Safety Administration ("NHTSA") regarding CTS-manufactured Toyota pedal assemblies, with which we are fully cooperating. One United States Attorney and the Securities and Exchange Commission have issued subpoenas to us regarding the facts and circumstances surrounding the Toyota voluntary pedal recall.

While Toyota has repeatedly acknowledged that CTS designs products to Toyota's specifications and the recall is Toyota's responsibility, and Toyota has agreed to indemnify us in connection with certain third-party claims and actions, we cannot assure you that Toyota will not seek to recover a portion of their recall-related costs from us, and the insurance we carry may not be sufficient to cover all such costs. NHTSA or other governmental authorities may attempt to impose fines and penalties upon us and Toyota or other automobile manufactures may reduce their purchase of CTS pedals and other automotive products. Accordingly, our results of operations, cash flow and financial position could be adversely affected.

We are exposed to fluctuations in foreign currency exchange rates that have adversely affected, and may continue to adversely affect, our business, financial condition and operating results.

We transact business in various foreign countries. We present our consolidated financial statements in U.S. dollars, but a portion of our revenues and expenditures are transacted in other currencies. As a result, we are exposed to fluctuations in foreign currencies. We have currency exposure arising from both sales and purchases denominated in currencies other than the U.S. dollar. Volatility in the exchange rates between the foreign currencies and the U.S. dollar could harm our business, financial condition and operating results. Furthermore, to the extent we sell our products in foreign markets, currency fluctuations may result in our products becoming too expensive for foreign customers.

Our operating results vary significantly from period to period.

We experience fluctuations in our operating results. Some of the principal factors that contribute to these fluctuations are: changes in demand for our products; our effectiveness in managing manufacturing processes, costs and timing of our component purchases so that components are available when needed for production, while mitigating the risks of purchasing inventory in excess of immediate production needs; the degree to which we are able to utilize our available manufacturing capacity; changes in the cost and availability of components, which often occur in the electronics manufacturing industry and which affect our margins and our ability to meet delivery schedules; general economic and served industry conditions; and local conditions and events that may affect our production volumes, such as labor conditions and political instability.

In addition, due to the significant differences in the operating income margins in our two reporting segments, the mix of sales between our Components and Sensors segment and our EMS segment affects our operating results from period to period.

We face risks relating to our international operations.

Because we have significant international operations, our operating results and financial condition could be materially adversely affected by economic, political, health, regulatory and other factors existing in foreign countries in which we operate. Our international operations are subject to inherent risks, which may materially adversely affect us, including: political and economic instability in countries in which our products are manufactured; expropriation or the imposition of government controls; changes in government regulations; export license requirements; trade restrictions; earnings expatriation restrictions; exposure to different legal standards; less favorable intellectual property laws; health conditions and standards; currency controls; fluctuations in exchange rates; increases in the duties and taxes we pay; high levels of inflation or deflation; greater difficulty in collecting accounts receivable and longer payment cycles; changes in labor conditions and difficulties in staffing and managing our international operations; limitations on insurance coverage against geopolitical risks, natural disasters and business operations; and communication among and management of international operations. In addition, these same factors may also place us at a competitive disadvantage compared to some of our foreign competitors.

In addition, we could be adversely affected by violations of the Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-bribery laws. The FCPA and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our Code of Ethics mandates compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal controls and procedures always will protect us from the reckless or criminal acts committed by our employees or agents. If we are found to be liable for FCPA violations (either due to our own acts or our inadvertence or due to the acts or inadvertence of others), we could suffer from criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

Furthermore, because a significant portion of our products are manufactured in Asia, including China, Singapore, Thailand and Taiwan, any conflict or uncertainty in these countries, including public health or safety concerns, could have a material adverse effect on our business, financial condition and operating results.

We may restructure our operations, which may materially adversely affect our business, financial condition and operating results.

In March 2009, we initiated certain restructuring actions to transfer and consolidate certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 268 positions and the write-off of certain long-lived assets during the first quarter of 2009. These actions were substantially complete in March 2009, with all expected charges recorded.

We may incur restructuring and impairment charges in the future if circumstances warrant. If we restructure our operations in the future and are unsuccessful in implementing restructuring plans, we may experience disruptions in our operations and higher ongoing costs, which may materially adversely affect our business, financial condition and operating results.

We may explore acquisitions that complement or expand our business as well as divestitures of various business operations. We may not be able to complete these transactions, and these transactions, if executed, may pose significant risks and may materially adversely affect our business, financial condition and operating results.

We intend to explore opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or product lines or that might otherwise offer us growth opportunities. We may have difficulty finding these opportunities or, if we do identify these opportunities, we may not be able to complete the transactions for reasons including a failure to secure financing. Any transactions that we are able to identify and complete may involve a number of risks, including: the diversion of management's attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture; possible adverse effects on our operating results during the integration process; difficulties managing and integrating operations in geographically dispersed locations; increases in our expenses and working capital requirements, which reduce our return on invested capital; exposure to unanticipated liabilities of acquired companies; and our possible inability to achieve the intended objectives of the transaction. In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies. In addition, future acquisitions may result in dilutive issuances of equity securities or the incurrence of additional debt. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.

We have in the past, and may in the future, consider divesting certain business operations. Divestitures may involve a number of risks, including the diversion of management's attention, significant costs and expenses, the loss of customer relationships and cash flow, and the disruption of operations in the affected business. Failure to timely complete or consummate a divestiture may negatively affect valuation of the affected business or result in restructuring charges.

If we are unable to protect our intellectual property or we infringe, or are alleged to infringe, on another person's intellectual property, our business, financial condition and operating results could be materially adversely affected.

The success of our business depends, in part, upon our ability to protect trade secrets, copyrights and patents, obtain or license patents and operate without infringing on the intellectual property rights of others. We rely on a combination of trade secrets, copyrights, patents, nondisclosure agreements and technical measures to protect our proprietary rights in our products and technology. The steps taken by us in this regard may not be adequate to prevent misappropriation of our technology. In addition, the laws of some foreign countries in which we operate do not protect our proprietary rights to the same extent as do the laws of the United States. Although we continue to evaluate and implement protective measures, there can be no assurance that these efforts will be successful. Our inability to protect our intellectual property rights could diminish or eliminate the competitive advantages that we derive from our technology, cause us to lose sales or otherwise harm our business.

We believe that patents will continue to play an important role in our business. However, there can be no assurance that we will be successful in securing patents for claims in any pending patent application or that any issued patent will provide us with any competitive advantage. We also cannot provide assurance that the patents will not be challenged by third parties or that the patents of others will not materially adversely affect our ability to do business.

We may become involved in litigation in the future to protect our intellectual property or because others may allege that we infringed on their intellectual property. These claims and any resulting lawsuit could subject us to liability for damages and invalidate our intellectual property rights. If an infringement claim is successfully asserted by a holder of intellectual property rights, we may be required to cease marketing or selling certain products, pay a penalty for past infringement and spend significant time and money to develop a non-infringing product or process or to obtain licenses for the technology, process or information from the holder. We may not be successful in the development of a non-infringing alternative, or licenses may not

be available on commercially acceptable terms, if at all, in which case we may lose sales and profits. In addition, any litigation could be lengthy and costly and could materially adversely affect us even if we are successful in the litigation.

We may experience shortages and increased costs of raw material and required electronic components.

In the past, from time to time, there have been shortages in certain raw materials used in the manufacture of our components and sensors and certain electronic components purchased by us and incorporated into assemblies and subassemblies. Unanticipated raw material or electronic component shortages may prevent us from making scheduled shipments to customers. Our inability to make scheduled shipments could cause us to experience a shortfall in revenue, increase our costs and adversely affect our relationship with affected customers and our reputation as a reliable service provider. We may be required to pay higher prices for raw materials or electronic components in short supply and order these raw materials or electronic components in greater quantities to compensate for variable delivery times. We may also be required to pay higher prices for raw materials or electronic components due to inflationary trends regardless of supply. As a result, raw material or electronic component shortages and price increases could adversely affect our operating results for a particular period due to the resulting revenue shortfall and increased costs.

Loss of our key management and other personnel, or an inability to attract key management and other personnel, could materially affect our business.

We depend on our senior executive officers and other key personnel to run our business. We do not have long-term retention contracts with our key personnel. The loss of any of these officers or other key personnel could adversely affect our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is at times intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop marketable products.

We are subject to a variety of environmental laws and regulations that expose us to potential financial liability.

Our operations are regulated by a number of federal, state, local and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. Compliance with environmental laws is a major consideration for us because we use hazardous materials in our manufacturing processes. If we violate environmental laws or regulations, we could be held liable for substantial fines, damages, and costs of remedial actions. Our environmental permits could also be revoked or modified, which could require us to cease or limit production at one or more of our facilities, thereby materially adversely affecting our business, financial condition and operating results. Environmental laws and requirements have generally become more stringent over time and could continue to do so, imposing greater compliance costs and increasing risks and penalties associated with any violation, which also could materially affect our business, financial condition and operating results.

In addition, because we are a generator of hazardous wastes, even if we fully comply with applicable environmental laws and requirements, we may be subject to financial exposure for costs, including costs of investigation and any remediation, associated with contaminated sites at which hazardous substances from our operations have been stored, treated or disposed of. We may also be subject to exposure for such costs at sites that we currently own or operate or formerly owned or operated. Such exposure may be joint and several, so that we may be held responsible for more than our share of the contamination or even for the entire contamination.

We have been notified by the Environmental Protection Agency, state environmental agencies and, in some cases, generator groups that we are or may be a potentially responsible party regarding hazardous substances at several sites not owned or operated by us, as well as several sites that we own. Although we estimate our potential liability with respect to environmental violations or alleged violations and other environmental liabilities and reserves for such matters, we cannot assure you that our reserves will be sufficient to cover the actual costs that we incur as a result of these matters. We also cannot assure you that additional contamination will not be found in the future, either at sites currently known to us or at other sites. Any liability we may have for such matters could materially adversely affect our business, financial condition and operating results.

Our indebtedness may adversely affect our financial health.

As of December 31, 2009, our debt balance was $50.4 million, consisting of borrowings under our revolving credit facility. The level of our indebtedness could, among other things: increase our vulnerability to general economic and industry conditions, including recessions; require us to use cash flow from operations to service our indebtedness, thereby reducing our ability to fund working capital, capital expenditures, research and development efforts and other expenses; limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; place us at a competitive disadvantage

compared to competitors that have less indebtedness; or limit our ability to borrow additional funds that may be needed to operate and expand our business.

Our credit facility contains provisions that could materially restrict our business.

Our credit facility contains a number of significant covenants that, among other things, limit our ability to: dispose of assets; incur certain additional debt; or repay other debt; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; make capital expenditures; and engage in certain transactions with our subsidiaries and affiliates. Under our credit facility, we are required to meet certain financial ratios.

The restrictions contained in our credit facility could limit our ability to plan for or react to market conditions or meet capital needs or could otherwise restrict our activities or business plans. These restrictions could adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that could be in our interests.

Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants or restrictions, it could result in an event of default under our credit facility, or documents governing any other existing or future indebtedness. A default, if not cured or waived, may permit acceleration of our indebtedness. In addition, our lenders could terminate their commitments to make further extensions of credit under our credit facility. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds to pay the accelerated indebtedness or that we will have the ability to refinance accelerated indebtedness on terms favorable to us or at all.

Ineffective internal controls over financial reporting may harm our business in the future.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 ("the Act"). Our controls necessary for continued compliance with the Act may not operate effectively at all times and may result in a material weakness. The identification of material weaknesses in internal control over financial reporting, if any, could indicate a lack of proper controls to generate accurate financial statements. Further, our internal control effectiveness may be impacted if we are unable to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of February 19, 2010, we had manufacturing facilities, administrative, research and development and sales offices in the following locations:

Manufacturing Facilities	Square Footage	Owned/Leased	Segment
Albuquerque, New Mexico	91,000	Leased	Components and Sensors
Ayutthya, Thailand	40,000	Owned[(1)]	EMS
Elkhart, Indiana	319,000	Owned	Components and Sensors
Glasgow, Scotland	75,000	Owned	Components and Sensors and EMS
Glasgow, Scotland	37,000	Leased	Components and Sensors and EMS
Kaohsiung, Taiwan	133,000	Owned[(2)]	Components and Sensors
Londonderry, New Hampshire	73,000	Leased	EMS
Matamoros, Mexico	51,000	Owned	Components and Sensors and EMS
Moorpark, California	115,500	Leased	EMS
Nogales, Mexico	67,000	Leased	Components and Sensors
Ostrava, Czech Republic	60,000	Leased	Components and Sensors
San Jose, California	78,800	Leased	EMS
Singapore	159,000	Owned[(3)]	Components and Sensors and EMS
Streetsville, Ontario, Canada	112,000	Owned	Components and Sensors
Tianjin, China	225,000	Owned[(4)]	Components and Sensors and EMS
Tucson, Arizona	48,000	Owned	Components and Sensors
Zhongshan, China	72,400	Leased	Components and Sensors
Total manufacturing	1,756,700		

(1) The land and building are collateral for a credit facility.

(2) Ground lease through 2017; restrictions on use and transfer apply.

(3) Ground lease through 2039; restrictions on use and transfer apply.

(4) Land Use Rights Agreement through 2050 includes transfer, lease and mortgage rights.

Non-Manufacturing Facilities	Square Footage	Owned/Leased	Description	Segment
Berne, Indiana	249,000	Owned	Leased to tenant	Components and Sensors
Bloomingdale, Illinois	110,000	Leased	Administrative offices and research	Components and Sensors and EMS
Brownsville, Texas	85,000	Owned	Idle facility	Components and Sensors
Burbank, California	9,200	Owned	Idle facility	Components and Sensors
Burbank, California	2,900	Leased	Idle facility	Components and Sensors
Elkhart, Indiana	93,000	Owned	Administrative offices and research	Components and Sensors and EMS
Haryana, India	2,500	Leased	Sales office	Components and Sensors
Nagoya, Japan	800	Leased	Sales office	Components and Sensors
Poway, California	45,000	Leased	Sublet to tenant	EMS
Sandwich, Illinois	94,000	Owned	Idle facility	Components and Sensors
Shanghai, China	1,200	Leased	Sales office	Components and Sensors
Auburn Hills, Michigan	1,600	Leased	Sales office	Components and Sensors
Taipei, Taiwan	1,400	Leased	Sales office	Components and Sensors
Yokohama, Japan	1,400	Leased	Sales office	Components and Sensors
Total non-manufacturing	697,000			

We regularly assess the adequacy of our manufacturing facilities for manufacturing capacity, available labor, and proximity to our markets and major customers. Management believes our manufacturing facilities are suitable and adequate, and have sufficient capacity to meet our current needs. The extent of utilization varies from plant to plant and with general economic conditions. We also review the operating costs of our facilities and may from time-to-time relocate or move a portion of our manufacturing activities in order to reduce operating costs and improve asset utilization and cash flow.

Item 3. Legal Proceedings

Certain process in the manufacture of our current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. We have been notified by the U.S. Environmental Protection Agency, state environmental agencies, and in some cases, generator groups, that we are or may be a potentially responsible party regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, we have an ongoing practice of providing reserves for probable remediation activities at certain of our manufacturing locations and for claims and proceedings against us with respect to other environmental matters. In the opinion of management, based upon all present available information relating to all such matters, either adequate provisions for probable costs has been made, or the ultimate costs resulting will not materially affect our consolidated financial position, results of operations, or cash flows.

Certain claims are pending against us with respect to matters arising out of the ordinary conduct of our business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been accrued or the ultimate anticipated costs will not materially affect our consolidated financial position, results of operations, or cash flows.

We manufacture accelerator pedals for a number of automobile manufacturers, including subsidiaries of Toyota Motor Corporation ("Toyota"). In January 2010, Toyota initiated a recall of approximately 2.3 million vehicles in North America and up to 1.8 million vehicles in Europe containing pedals manufactured by CTS. The pedal recall and associated events have led to us being named as a co-defendant with Toyota in certain litigation. Management believes that with respect to CTS-manufactured components, all claims are without merit and will be vigorously defended.

In February 2010, we entered into an agreement with Toyota whereby Toyota agreed that it will indemnify, defend, and hold us harmless from, and the parties will cooperate in the defense of, third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles.

On February 1, 2010, we were named as a co-defendant in a wrongful death product liability suit (Harris v. Toyota, et al.), brought in the District Court of Harris County, Texas. The complaint seeks $100 million as compensation and $100 million in punitive damages based on allegations a Toyota Corolla equipped with CTS-manufactured components was defective, causing sudden uncontrollable acceleration. Management believes, with respect to the CTS-manufactured components, the claim is without merit. Toyota will defend, indemnify, and hold us harmless in accordance with the terms of the indemnification agreement noted above.

On February 6, 2010, we were named as a co-defendant in a product liability class action suit (Iglesias v. Toyota, et al.), brought in the United States District Court, Southern District of New York. The complaint seeks an unspecified amount of damages on behalf of the class based on allegations that certain of our products, as incorporated into certain models of Toyota motor vehicles, are in some way defective. Management also believes that this suit, with respect to CTS-manufactured components, is without merit. Toyota will defend, indemnify, and hold us harmless in accordance with the terms of the indemnification agreement noted above.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of 2009, no matter was submitted to a vote of our security holders.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

CTS common stock is listed on the New York Stock Exchange under the symbol "CTS." On February 19, 2010, there were approximately 1,525 common shareholders of record.

Our current practice is to pay quarterly dividends at the rate of $0.03 per share, or an annual rate of $0.12 per share. The declaration of a dividend and the amount of any such dividend is subject to earnings, anticipated working capital, capital expenditures, other investment requirements, the financial condition of CTS, and any other factors considered relevant by the Board of Directors.

Per Share Data
(Unaudited)

	High[(1)]	Low[(1)]	Dividends Declared	Net Earnings/(Loss) Basic	Net Earnings/(Loss) Diluted
2009					
4th quarter	**$10.38**	**$7.50**	**$0.03**	**$ 0.12**	**$ 0.12**
3rd quarter	**10.62**	**6.11**	**0.03**	**0.13**	**0.13**
2nd quarter	**7.00**	**3.50**	**0.03**	**(0.21)**	**(0.21)**
1st quarter	**6.47**	**2.11**	**0.03**	**(1.06)**	**(1.06)**
2008					
4th quarter	$12.69	$3.99	$0.03	$ 0.15	$ 0.15
3rd quarter	13.99	9.93	0.03	0.21	0.21
2nd quarter	11.73	8.53	0.03	0.28	0.27
1st quarter	11.01	8.86	0.03	0.19	0.18

(1) The market prices of CTS common stock presented reflect the highest and lowest sales prices on the New York Stock Exchange for each quarter of the last two years.

As shown in the following table, there were no CTS common stock repurchases made by the Company during the three months ended December 31, 2009:

	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of plans or program	(d) Maximum number of shares that may yet be purchased under the plans or programs[(1)]
				977,500
September 28, 2009 — October 25, 2009	—	—	—	977,500
October 26, 2009 — November 22, 2009	—	—	—	977,500
November 23, 2009 — December 31, 2009	—	—	—	977,500

(1) In May 2008, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market. The authorization does not expire.

Item 6. Selected Financial Data

Five-Year Summary

(In thousands of dollars except per share and other data)

	2009	% of Sales	2008*	% of Sales	2007*	% of Sales	2006*	% of Sales	2005*	% of Sales
Summary of Operations										
Net sales	$ 498,982	100.0	$ 691,707	100.0	$ 685,945	100.0	$ 655,614	100.0	$ 617,484	100.0
Cost of goods sold	400,142	80.2	554,634	80.2	553,253	80.7	534,784	81.6	497,270	80.5
Selling, general and administrative expenses(1)	64,129	12.9	78,755	11.4	78,999	11.5	65,578	10.0	61,747	10.0
Research and development Expenses	14,154	2.8	18,306	2.6	15,896	2.3	15,873	2.4	17,092	2.8
Amortization of intangible assets	2,990	0.6	3,615	0.5	3,121	0.5	3,193	0.5	3,443	0.6
Restructuring, impairment, and goodwill impairment charges	35,396	7.1	5,567	0.8	2,401	0.4	3,368	0.5	—	—
Operating (Loss)/ earnings	(17,829)	(3.6)	30,830	4.5	32,275	4.7	32,818	5.0	37,932	6.1
Other (expense)/income — net	(2,585)	(0.5)	(4,575)	(0.7)	(2,241)	(0.3)	(4,424)	(0.7)	(7,050)	(1.1)
(Loss)/earnings before income taxes	(20,414)	(4.1)	26,255	3.8	30,034	4.4	28,394	4.3	30,882	5.0
Income tax expense/(benefit)	13,636	2.7	(1,807)	(0.3)	6,087	0.9	5,560	0.8	11,396	1.8
Net (Loss)/earnings	(34,050)	(6.8)	28,062	4.1	23,947	3.5	22,834	3.5	19,486	3.2
Retained earnings — beginning of Year	355,694		331,675		311,962		293,433		278,289	
Dividends declared	(4,062)		(4,043)		(4,234)		(4,305)		(4,342)	
Retained earnings — end of year	$ 317,582		$ 355,694		$ 331,675		$ 311,962		$ 293,433	
Net (loss)/earnings per share:										
Basic:	$ (1.01)		$ 0.83		$ 0.67		$ 0.64		$ 0.54	
Diluted:	$ (1.01)		$ 0.81		$ 0.66		$ 0.63		$ 0.53	
Average basic shares outstanding (000s)	33,823		33,728		35,498		35,826		36,307	
Average diluted shares outstanding (000s)	33,823		37,864		39,970		40,228		40,960	
Cash dividends per share	$ 0.12		$ 0.12		$ 0.12		$ 0.12		$ 0.12	
Capital expenditures	6,537		17,647		16,058		15,787		15,009	
Depreciation and amortization	19,531		24,178		22,818		24,896		27,059	
Financial Position at Year End										
Current assets	$ 193,735		$ 225,842		$ 250,840		$ 227,620		$ 179,716	
Current liabilities	90,516		113,241		128,919		125,681		121,323	
Current ratio	2.1 to 1		2.0 to 1		1.9 to 1		1.8 to 1		1.5 to 1	
Working capital	$ 103,219		$ 112,601		$ 121,921		$ 101,939		$ 58,393	
Inventories, net	54,348		70,867		73,778		60,543		60,629	
Net property, plant and equipment	81,120		90,756		92,825		96,468		109,653	
Total assets	407,657		488,442		543,615		527,699		533,638	
Short-term notes payable	—		—		1,000		5,425		13,299	
Long-term debt	50,400		79,988		68,342		54,628		59,897	
Long-term obligations, including long-term debt	69,687		97,728		88,332		79,598		79,441	
Shareholders' equity	247,454		277,473		326,366		322,607		333,038	
Common shares outstanding (000s)	33,893		33,711		34,313		35,823		35,859	
Equity (book value) per share	$ 7.30		$ 8.23		$ 9.51		$ 9.01		$ 9.29	
Stock price range	$10.62-2.11		$13.99-3.99		$16.33-9.87		$16.23-11.06		$14.10-10.13	

* *The Selected Financial Data for the years ended December 31, 2005 through 2008 were adjusted from the previously filed 10-K to comply with the provisions of Accounting Standards Codification ("ASC") 470-20, "Debt with Conversion and Other Options".*

(1) Excludes amortization of intangible assets

Certain acquisitions, divestitures, closures of operations or product lines, and certain accounting reclassifications affect the comparability of information contained in the "Five-Year Summary".

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Information about results of operations, liquidity, and capital resources for the three previous years is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations (2007-2009)" included in the 2009 Annual Report to Shareholders and incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our cash flows and earnings are subject to fluctuations resulting from changes in foreign currency exchange rates and interest rates. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. Our policies do not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial

instruments for trading purposes and we are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our hedging strategies as needed.

Interest Rate Risk

We are exposed to the changes in interest rates on our floating rate revolving credit facility. At December 31, 2009 and 2008, there was $50.4 million and $48.0 million, respectively, outstanding under this facility. As of December 31, 2009 and 2008, we did not have any outstanding interest rate swap or cap agreements. See Note G, "Debt", to our consolidated financial statements for components of our long-term debt.

Foreign Currency Risk

We are exposed to foreign currency exchange rate risks. Our significant foreign subsidiaries are located in Canada, China, Czech Republic, Scotland, Singapore, Taiwan and Thailand. We have a "netting" policy where subsidiaries pay all intercompany balances within sixty days. As of December 31, 2009, we did not have any outstanding foreign currency forward exchange contracts.

In the normal course of business, our financial position is routinely subjected to a variety of risks, including market risks associated with interest rate movements, currency rate movements on non-U.S. dollar denominated assets and liabilities and collectibility of accounts receivable.

Commodity Price Risk

Many of our products require the use of raw materials that are produced in only a limited number of regions around the world or are available from only a limited number of suppliers. Our results of operations may be materially and adversely affected if we have difficulty obtaining these raw materials, the quality of available raw materials deteriorates, or there are significant price increases for these raw materials. For periods in which the prices of these raw materials are rising, we may be unable to pass on the increased cost to our customers which would result in decreased margins for the products in which they are used. For periods in which the prices are declining, we may be required to write down our inventory carrying cost of these raw materials, since we record our inventory at the lower of cost or market.

Item 8. Financial Statements and Supplementary Data

Consolidated financial statements meeting the requirements of Regulation S-X, and the "Report of our Independent Registered Public Accounting Firm," appear in the financial statements and supplementary financial data as noted in the Index appearing under Item 15(a)(1) and (2), and are included in the 2009 Annual Report to Shareholders and incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Pursuant to Rule 13a-15(e) of the Securities and Exchange Act of 1934, management, under the direction of our Chief Executive Officer and Chief Financial Officer, evaluated our disclosure controls and procedures. Based on such evaluation our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.

The report from Grant Thornton on its audit of the effectiveness of CTS' internal control over financial reporting as of December 31, 2009, is included on page 14 of Exhibit 13 of this Report under the heading Report of Independent Registered Public Accounting Firm.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting for the quarter ended December 31, 2009 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers. The individuals in the following list were elected as executive officers of CTS at the annual meeting of the Board of Directors on May 27, 2009. Except for Mr. Cummins, who retired on December 31, 2009, they are expected to serve as executive officers until the next annual meeting of the Board of Directors, scheduled to be held on or about May 26, 2010, at which time the election of officers will be considered again by the Board of Directors.

Name	Age	Positions and Offices
Vinod M. Khilnani	57	Chairman of the Board, President and Chief Executive Officer
Donald R. Schroeder	61	Executive Vice President and General Manager of CTS Electronic Components
Donna L. Belusar	49	Senior Vice President and Chief Financial Officer
James L. Cummins	54	Former Senior Vice President Administration, Retired on December 31, 2009
Bret A. Robertson	50	Senior Vice President and General Manager of Electronics Manufacturing Services
Richard G. Cutter, III	63	Vice President, General Counsel and Secretary
Thomas A. Kroll	55	Vice President and Controller
Matthew W. Long	48	Treasurer
Mohan S. Mahadevan	49	Vice President
Dennis P. Thornton	48	Vice President

Vinod M. Khilnani — 57 — Chairman of the Board, President and Chief Executive Officer — was designated Chairman of the Board effective May 27, 2009 and elected President and Chief Executive Officer on July 2, 2007. Prior to accepting this position, Mr. Khilnani held the position of Senior Vice President and Chief Financial Officer since 2001.

Donald R. Schroeder — 61 — Executive Vice President and General Manager of CTS Electronic Components — was named Executive Vice President and General Manager of CTS Electronic Components on January 1, 2009. Prior to this, Mr. Schroeder served as Executive Vice President and President of CTS Electronics Manufacturing Solutions. From December 2000 to February 2005, Mr. Schroeder served as Executive Vice President and Chief Technology Officer. He has held positions of increasing responsibility with CTS since 1972.

Donna L. Belusar — 49 — Senior Vice President and Chief Financial Officer — was elected Senior Vice President & Chief Financial Officer on January 21, 2008. Prior to joining CTS, Ms. Belusar was Executive Vice President of Finance, Global Financing Division of IBM Corporation. During her tenure at IBM, Ms. Belusar held positions of increasing responsibility from 1982 until joining CTS.

James L. Cummins — 54 — Senior Vice President Administration — was elected Senior Vice President Administration, effective December 31, 2001. Prior to this, Mr. Cummins was Vice President Human Resources since 1994. He has had positions of increasing responsibility with CTS since 1977. Mr. Cummins retired from CTS on December 31, 2009.

Bret A. Robertson — 50 — Senior Vice President and General Manager of CTS Electronics Manufacturing Solutions — was elected Senior Vice President of CTS Electronics Manufacturing Solutions effective January 1, 2009. Prior to this, Mr. Robertson held positions of increasing responsibility with CTS since 2002.

Richard G. Cutter — 63 — Vice President, Secretary and General Counsel — was elected Vice President, Secretary and General Counsel effective December 31, 2001. Prior to this, Mr. Cutter was Vice President, Assistant Secretary and General Counsel since September 2000.

Thomas A. Kroll — 55 — Vice President and Controller — was elected Vice President and Controller on October 31, 2002. Prior to this, Mr. Kroll served as Controller Group Accounting since joining CTS in November 2000.

Matthew W. Long — 48 — Treasurer — was elected Treasurer effective May 2003. From December 2000 through May 2003, Mr. Long served as Assistant Treasurer.

Mohan S. Mahadevan — 49 — Vice President — was elected Vice President of CTS Corporation effective February 6, 2008. Prior to joining CTS, Mr. Mahadevan worked for EMC Corporation as the Six Sigma Program Management Director and for Textron Inc where he held several positions of importance.

Dennis P. Thornton — 48 — Vice President — was elected Vice President of CTS Corporation effective December 3, 2009. Prior to this, Mr. Thornton served as General Manager for our Automotive Products SBU since joining CTS in 2006.

Information with respect to Directors and Corporate Governance may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2010 Annual General Meeting of Shareholders. Such information is incorporated by reference.

Item 11. Executive Compensation

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2010 Annual General Meeting of Shareholders. Such information is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2010 Annual General Meeting of Shareholders. Such information is incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2010 Annual General Meeting of Shareholders. Such information is incorporated by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2010 Annual General Meeting of Shareholders. Such information is incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statements Schedules

The list of financial statements and schedules required by Item 15 (a) (1) and (2) is contained on page S-1 herein.

(a) (3) Exhibits

All references to documents filed pursuant to the Securities Exchange Act of 1934, including Forms 10-K, 10-Q and 8-K, were filed by CTS Corporation, File No. 1-4639.

(3) (i) Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 5 to the Current Report on Form 8-K, filed with the SEC on September 1, 1998)

(3) (ii) Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3 to our Current Report on Form 8-K, filed with the SEC on September 16, 2009).

(10) (a) Form of Director and Officer Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on November 12, 2008).*

(10) (b) CTS Corporation Stock Retirement Plan for Non-Employee Directors, effective April 30, 1990, as amended (incorporated by reference to Exhibit (10)(a) to the Quarterly Report on Form 10-Q for the quarter ended March 30, 2003, filed with the SEC on April 23, 2003).*

(10) (c) Amendment to the CTS Corporation Stock Retirement Plan for Non-Employee Directors, dated as of December 1, 2004 (incorporated by reference to Exhibit (10)(j) to the Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 4, 2005).

(10) (d) CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit (10)(t) to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on February 14, 2003).*

(10) (e) Amendments to the CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit 10(b) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2003, filed with the SEC on July 25, 2003).*

(10) (f) CTS Corporation 2004 Omnibus Long-term Incentive Plan and Incentive Stock Option Agreement (incorporated by reference to the Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended September 26, 2004, filed with the SEC on October 19, 2004).*

(10) (g) Amendments to the CTS Corporation Pension Plan (incorporated by reference to Exhibit 10(q) to the Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on February 27, 2006).*

(10) (h) Amendments to the CTS Corporation Pension Plan (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2006, filed with the SEC on April 26, 2006).*

(10) (i) Credit Agreement, dated as of June 27, 2006, by and among CTS Corporation, the Lenders named therein and Harris Trust and Savings Bank as L/C Issuer, and Administrative Agent (incorporated by reference to Exhibit 10(a) to the Current Report on Form 8-K, filed with the SEC on June 29, 2006).

(10) (j) First Amendment and Waiver to Credit Agreement (incorporated by reference to Exhibit 10(a) to the Current Report on Form 8-K, filed with the SEC on March 16, 2007).

(10) (k) Amendment No. 1 to the CTS Corporation 2004 Omnibus Long-term Incentive Plan (incorporated by reference to Exhibit 10(aa) to the Annual Report on Form 10-K filed with the SEC on May 15, 2007).*

10 (l) CTS Corporation Management Incentive Plan, approved by the shareholders on June 28, 2007 (incorporated by reference to Appendix A to the Proxy Statement for the 2007 Annual Meeting of Shareholders, filed with the SEC on May 24, 2007).*

10 (m) Performance Share Agreement between CTS Corporation and Vinod M. Khilnani, dated August 1, 2007 (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on October 24, 2007).*

10 (n) Prototype Individual Excess Benefit Retirement Plan (incorporated by reference to Exhibit 10(d) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on October 24, 2007).*

10 (o) Prototype Change in Control Agreement first reported on Current Report Form 8-K on December 5, 2007 (incorporated by reference to Exhibit 10(hh) to the Annual Report on Form 10-K filed with the SEC on February 28, 2008).*

10 (p) 2008 — 2009 Performance Restricted Stock Unit Plan (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended March 30, 2008, filed with the SEC on April 30, 2008).*

10 (q) Amendments to the CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit 10(bb) to the Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 23, 2009).*

(10) (r) 2009-2010 Performance Restricted Stock Unit Plan (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended March 29, 2009, filed with the SEC on April 29, 2009).*

(10) (s) CTS Corporation 2009 Omnibus Equity and Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on May 28, 2009).*

(10) (t) Form Restricted Stock Unit Agreement (Shares) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on May 28, 2009).*

(10) (u) Form Restricted Stock Unit Agreement (Cash) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed with the SEC on May 28, 2009).*

(10) (v) CTS Corporation Executive Severance Policy, effective as of September 10, 2009 (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended September 27, 2009, filed with the SEC on October 28, 2009).*

10 (w) Amendments to the CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan).*

(13) Portions of the 2009 Annual Report to shareholders incorporated herein.

(21) Subsidiaries.

(23) (a) Consent of Grant Thornton LLP.

(31) (a) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31) (b) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32) (a) Certification pursuant to 18 U.S.C. Section 1350, as adopted. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32) (b) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* *Management contract or compensatory plan or arrangement.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTS Corporation

Date: February 23, 2010

By: */s/ Donna L. Belusar*
Donna L. Belusar
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 23, 2010

By: */s/ Vinod M. Khilnani*
Vinod M. Khilnani
Chairman of the Board, President, and Chief Executive Officer
(Principal Executive Officer)

Date: February 23, 2010

By: */s/ Roger R. Hemminghaus*
Roger R. Hemminghaus
Lead Director

Date: February 23, 2010

By: */s/ Walter S. Catlow*
Walter S. Catlow
Director

Date: February 23, 2010

By: */s/ Lawrence J. Ciancia*
Lawrence J. Ciancia
Director

Date: February 23, 2010

By: */s/ Thomas G. Cody*
Thomas G. Cody
Director

Date: February 23, 2010

By: */s/ Michael A. Henning*
Michael A. Henning
Director

Date: February 23, 2010

By: */s/ Robert A. Profusek*
Robert A. Profusek
Director

Date: February 23, 2010

By: */s/ Patricia K. Collawn*
Patricia K. Collawn
Director

Date: February 23, 2010

By: */s/ Donna L. Belusar*
Donna L. Belusar
Senior Vice President and Chief
Financial Officer
(Principal Financial Officer)

Date: February 23, 2010

By: */s/ Thomas A. Kroll*
Thomas A. Kroll
Vice President and Controller
(Principal Accounting Officer)

FORM 10-K — ITEM 15 (a) (1) AND (2) AND ITEM 15 (c)

CTS CORPORATION AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND FINANCIAL STATEMENT SCHEDULE

The following consolidated financial statements of CTS Corporation and subsidiaries included in the 2009 Annual Report are referenced in Part II, Item 8, filed herewith as Exhibit (13) and incorporated herein by reference:

Consolidated Statements of (Loss)/Earnings — Years ended December 31, 2009, December 31, 2008 and December 31, 2007

Consolidated Balance Sheets — December 31, 2009 and December 31, 2008

Consolidated Statements of Cash Flows — Years ended December 31, 2009, December 31, 2008 and December 31, 2007

Consolidated Statements of Shareholders' Equity — Years ended December 31, 2009, December 31, 2008 and December 31, 2007

Schedule II — Valuation and Qualifying Accounts

Notes to consolidated financial statements

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not applicable, not required or the information is included in the consolidated financial statements or notes thereto.

Management's Report on Internal Control Over Financial Reporting

CTS' management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including CTS' Chief Executive Officer and Chief Financial Officer, CTS conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, management determined that its internal control over financial reporting, was effective as of December 31, 2009.

Grant Thornton LLP, an independent registered public accounting firm, has audited CTS' internal control over financial reporting as of December 31, 2009, as stated in their report which is included herein.

CTS Corporation
Elkhart, Indiana
February 23, 2010

/s/ Vinod M. Khilnani
Vinod M. Khilnani
Chairman of the Board, President, and Chief Executive Officer

/s/ Donna L. Belusar
Donna L. Belusar
Senior Vice President and Chief Financial Officer

EXHIBIT (10)(w)

Second Amendment
to the CTS Corporation Pension Plan
(Amended and Restated Effective May 1, 2006
and dated February 4, 2005)

Whereas, CTS Corporation (the "Company") maintains the CTS Corporation Pension Plan (the "Merged Plan") for the benefit of its eligible employees;

Whereas, the Merged Plan consists of a main Plan document and several appendices which form a part of the Plan and which together constitute a "single plan" as such term is defined in Internal Revenue Code Section 1.414(1) —1(b)(1); **Whereas,** Appendix C applies to employees and participants covered by the Resistor Network Division Plan; Appendix D applies to employees and participants covered by the Asheville Division, Electromechanical Group Plan; Appendix E applies to employee and participants covered by the Electromechanical Division Plan; and Appendix F applies to CTS Corporate Retirement Plan, all prior to the merger of said plans into the Merged Plans;

Whereas, the Merged Plan has been amended and restated, with the most recent restatement dated February 4, 2005;

Whereas, the Merged Plan was amended effective December 31, 2008 by the misnamed Second Amendment to the plan to affect certain additional plan mergers;

Whereas, under section 9.1 of the Merged Plan, the Company reserves the right to amend, modify, suspend, or terminate the Merged Plan (including the Appendices made a part thereof) at any time by resolution of the Board of Directors;

Whereas, the Company has deemed it desirable to amend the Merged Plan to comply with the final regulations under Code section 415, effective July 1, 2007.

Now, therefore, the Merged Plan is amended in the following particulars:

1. By substituting the following for Section 7.5 of the Merged Plan:

"(a) Notwithstanding any other provisions of this Plan to the contrary, in no event may the annual benefit provided under this Plan (together with that provided by all other defined benefit plans of the Employer) for any Participant for a limitation year (which shall be the Plan Year) exceed the maximum permissible annual benefit allowed under Code section 415, as it may be amended from time to time or as allowed by regulations issued thereunder, and which, as permitted under the Code is hereby incorporated by reference.

In determining the limitations under this section 7.5, the "RPA '94 Section 415 Effective Date" under Revenue Ruling 98-1 (commonly referred to as the "GATT Effective Date") shall be July 1, 1996. Furthermore, a Participant's "RPA '94 Old Law Benefit" under Revenue Ruling 98-1 shall not be protected as a minimum benefit.

(b) The maximum dollar amount payable from the Plan shall be automatically adjusted on January 1 of each year to reflect increases in the cost-of-living, as determined by the Secretary of the Treasury. In addition, the dollar amount shall be increased as of July 1, 2003 in order to incorporate the Code section 415(b)(1)(A) increase permitted by EGTRRA. All of the increases described in this paragraph shall be applicable to active Participants only.

(c) After the limitations have been determined under (a) above, any reduction in benefits in any defined benefit plan of the Employer will be made in this Plan first.

(d) In the event that any Participant is a participant in a defined contribution plan or plans of the Employer, the sum of the defined benefit plan fraction and the defined contribution plan fraction (as such terms are defined in Code section 415(e)) for any limitation year with respect to such Participant shall not exceed one. It is intended to reduce the benefits payable under any defined benefit plan to the extent possible, if necessary, to prevent the sum of the defined benefit plan fraction and the defined contribution plan fraction from exceeding 1.0 before reducing contributions to any defined contribution plan. Notwithstanding the foregoing, effective for limitation years beginning on or after July 1, 2001, the provisions of this subsection (d) shall not be applicable to active Participants.

(e) "Compensation." Compensation as used in this section means amounts actually paid during a limitation year which is the amount of income reported on Box 1 of the Form W-2 provided to the Employee by the Employer (or any other section of the Form W-2 which is analogous to Box 1, to the extent that such Form is hereafter revised), and shall also include amounts which are reduced pursuant to a salary reduction arrangement, under Code section 125, 132(f)(4), or 401(k).

For limitation years beginning on or after January 1, 2008, the following provisions shall apply in determining an Employee's Compensation:

(1) "Regular Compensation" includes compensation for services during the Employee's regular working hours, and also includes overtime, shift differential, commissions, bonuses, and similar types of payments. Regular compensation that would have been paid to a Participant if such Participant's Vesting Service did not terminate, and which is paid to that Participant within the later of (i) 2½ months following the termination of Vesting Service, or (ii) the last day of the limitation year that includes the date of termination, shall be included as "Compensation."

(2) Severance pay and parachute payments under Code section 280G(b)(2) paid to a Participant after his Vesting Service terminates shall not be included as Compensation.

(3) The Code section 401(a)(17) pay cap limitation shall apply in determining Compensation under this section 7.5.

(4) Payment for unused accrued sick, vacation, or other leave that would have been included as Compensation if paid prior to the termination, which is paid within the later of (i) 2½ months following the Termination of Employment, or (ii) the last day of the limitation year that includes the date of Termination of Employment, shall be included as "Compensation" if the Participant would have been able to use the leave if his service had not terminated.

(5) Salary continuation payments made to Participants who leave employment to perform qualified military service (as defined in Code section 414(u)(1)), to the extent that those payments do not exceed the amounts the Participant would have otherwise received, if the Participant had otherwise continued to provide services for the Employer, shall be considered as Compensation.

(f) In no event shall this section 7.5 decrease a Participant's current accrued benefit calculated under the Plan as in effect on August 31, 1983, August 31, 1987, or June 30, 2007 provided such benefit complied with the maximum benefit limitation then in effect, and for the 2007 year, April 5, 2007."

2. By adding the following for a new section 2.1(ee)(v) of Appendix C, D, E, and F of the Merged Plan:

"(v) effective for Plan Years beginning on or after July 1, 2005, Limitation Compensation shall be subject to the Code section 401(a)(17) compensation limit which may be adjusted from time to time to reflect increases in the cost-of-living, as determined by the Secretary of the Treasury."

3. By substituting the following for section 7.5 of Appendix C, D, E, and F of the Merged Plan:

"(a) Notwithstanding any other provisions of this Plan to the contrary, in no event may the annual benefit provided under this Plan (together with that provided by all other defined benefit plans of the Employer) for any Participant for a limitation year (which shall be the Plan Year) exceed the maximum permissible annual benefit allowed under Code section 415, as it may be amended from time to time or as allowed by regulations issued thereunder, and which, as permitted under the Code is hereby incorporated by reference.

In determining the limitations under this section 7.5, the "RPA '94 Section 415 Effective Date" under Revenue Ruling 98-1 (commonly referred to as the "GATT Effective Date") shall be July 1, 1996. Furthermore, a Participant's "RPA '94 Old Law Benefit" under Revenue Ruling 98-1 shall not be protected as a minimum benefit.

The maximum dollar amount payable from the Plan shall be automatically adjusted on January 1 of each year to reflect increases in the cost-of-living, as determined by the Secretary of the Treasury. In addition, the dollar amount shall be increased as of July 1, 2003 in order to incorporate the Code section 415(b)(1)(A) increase permitted by EGTRRA. All of the increases described in this paragraph shall be applicable to active Participants only.

(b) After the limitations have been determined under (a) above, any reduction in benefits in any defined benefit plan of the Employer will be made in this Plan first.

(c) In no event shall this section 7.5 decrease a Participant's current accrued benefit calculated under the Plan as in effect on August 31, 1983, August 31, 1987, or June 30, 2007 provided such benefit complied with the maximum benefit limitation then in effect, and for the 2007 year, April 5, 2007."

* * * * * * * * * *

In Witness Whereof, CTS Corporation has caused this Amendment to be signed on its behalf and attested by its duly authorized officers this day of September, 2009.

CTS Corporation

By ______________________________

Its ______________________________

Attest:

By ______________________________

Its ______________________________

(Corporate Seal)

Third Amendment
to the CTS Corporation Pension Plan
(Amended and Restated Effective May 1, 2006
and dated February 4, 2005)

Whereas, CTS Corporation (the "Company") maintains the CTS Corporation Pension Plan (the "Merged Plan") for the benefit of its eligible employees;

Whereas, the Merged Plan consists of a main Plan document and several appendices which form a part of the Plan and which together constitute a "single plan" as such term is defined in Internal Revenue Code Section 1.414(1) —1(b)(1);

Whereas, Appendix C applies to employees and participants covered by the Resistor Network Division Plan; Appendix D applies to employees and participants covered by the Asheville Division, Electromechanical Group Plan; Appendix E applies to employee and participants covered by the Electromechanical Division Plan; and Appendix F applies to CTS Corporate Retirement Plan, all prior to the merger of said plans into the Merged Plan;

Whereas, the Merged Plan has been amended and restated, with the most recent restatement dated February 4, 2005;

Whereas, under section 9.1 of the Merged Plan, the Company reserves the right to amend, modify, suspend, or terminate the Merged Plan (including the Appendices made a part thereof) at any time by resolution of the Board of Directors;

Whereas, the Company has deemed it desirable to amend the Merged Plan to reflect changes in laws and regulations issued since the last restatement of the Plan; and

Whereas, this Third Amendment is generally effective as of July 1, 2008, certain provisions are retroactively effective, as specifically noted herein. In cases when provisions are identified as retroactively effective, the Plan has been administered in a manner consistent with such changes at all times on and after such effective dates.

Now, therefore, the Merged Plan is amended in the following particulars:

4. By adding the following as a new final sentence to section 2.1(kk) of the Merged Plan:

   "Further, the term married or marriage means only a legal union (including a common law marriage) between one man and one woman as husband and wife and the term "spouse" refers only to an individual of the opposite sex who is a husband or wife."

5. By adding the following as a new section 5.6 of the Merged Plan:

"5.6. Employees in the Military.

An Employee who dies on or after January 1, 2007 while on qualified military leave as such is defined under the Unformed Services Employment and Reemployment Rights Act of 1994, will be entitled to a benefit determined and payable as if he resumed employment with the Employer and died immediately thereafter."

6. By substituting the following for subsection 6.6(F) of the Merged Plan:

   "(F) Notwithstanding anything herein to the contrary and except with respect to Cash-out Distributions, effective for benefit commencement dates on or after July 1, 2008, up to and including the date this amendment is executed the value of a Participant's reduced monthly benefit shall be the greater of such benefit determined (1) based on subsection (b) below or (2) based on the RP2000CH, 50 percent male/50 percent female, using an interest rate of 6 percent per annum. For benefit commencement dates after the date this amendment is executed, any benefit other than a Cash-out Distribution shall be determined based on the RP2000CH, 50 percent male, 50 percent female, using an interest rate of 6 percent per annum."

7. By adding the following as a new section 6.6(I) of the Merged Plan:

   "I. Optional Joint and Survivor Annuity. Effective on and after July 1, 2008, an Employee eligible for a distribution in the form of a Qualified Joint and Survivor Annuity may elect, within the Election Period pursuant to a Qualified Election, to receive an Optional Joint and Survivor Annuity. An Optional Joint and Survivor Annuity means a benefit commencing at a time provided in Section 7 with monthly payments for the life of the Participant, and, if the Participant dies after the date for commencement of his benefit payments, with monthly payments for the life of the Spouse of the Participant after the Participant's death which are 75 percent of the amount of the payments which are payable during the joint lives of the Participant and the Spouse and which is the amount of benefit which can be purchased with the Participant's vested accrued benefit."

8. By substituting the following for subsection 6.12(a) of the Merged Plan:

"(a) Notwithstanding anything herein to the contrary and except with respect to Cash-out Distributions, effective for benefit commencement dates on or after July 1, 2008, up to and including the date this amendment is executed the value of a Participant's vested accrued benefit shall be the greater of such benefit determined (1) based on the 1971 Group Annuity table, using an interest rate of 6.5 percent per annum or (2) based on the RP2000CH, 50 percent male/50 percent female, using an interest rate of 6 percent per annum. For benefit commencement dates after the date this amendment is executed, any benefit other than a Cash-out Distribution shall be determined based on the RP2000CH, 50 percent male, 50 percent female, using an interest rate of 6 percent per annum."

9. By substituting the following for section 6.12(b) of the Merged Plan:

"(b) For purposes of determining lump sum distributions under Article 6 (or other forms of payment subject to Code section 417(e)(3)), the Actuarial Equivalent shall be based on the IRS Mortality Table and the IRS Interest Rate.

(1) Post-2007 Plan Year Annuity Starting Dates. For distributions with an Annuity Starting Date after June 30, 2008, the IRS Mortality Table and IRS Interest Rate shall be determined as follows:

(A) IRS Mortality Table. The term "IRS Mortality Table" means the mortality table prescribed by the IRS pursuant to Code section 417(e)(3), and which the IRS shall publish from time to time. For the 2008 Plan Year, such mortality table will be the table published in Revenue Ruling 2007-67. For the 2009-2013 Plan Years, such mortality table will be the appropriate table published in IRS Notice 2008-85.

(B) IRS Interest Rate. The term "IRS Interest Rate" means the interest rate determined by using a weighted average of the 30 year Treasury rate, and the three segment interest rates based on the monthly corporate bond yield curve "spot" rates (without regard to a 24 month average). The weighted average is determined as follows:

(i) 2008: 80% 30-yr Treasury; 20% segment rates;

(ii) 2009: 60% 30-yr Treasury; 40% segment rates;

(iii) 2010: 40% 30-yr Treasury; 60% segment rates;

(iv) 2011: 20% 30-yr Treasury; 80% segment rates;

(v) 2012: 100% segment rates.

The IRS Interest Rate for the Plan Year in which the Annuity Starting Date falls shall be the rate determined for May of the preceding Plan Year.

The IRS Interest Rate and IRS Mortality Table described above shall be determined in accordance with Code section 417(e)(3), as well as any written guidance issued by the IRS or Treasury regarding such interest rate or mortality table.

(2) Pre-2008 Plan Year Annuity Starting Dates. For distributions with an Annuity Starting Date prior to July 1, 2008, the IRS Mortality Table and IRS Interest Rate shall be determined as follows:

(A) IRS Mortality Table. The term "IRS Mortality Table" means the mortality table prescribed by the Internal Revenue Service pursuant to Code section 417(e)(3) that is based on the prevailing commissioners' standard table used to determine reserves for group annuity contracts issued on the Annuity Starting Date (or other specified date).

For distributions with an Annuity Starting Date occurring after June 30, 2003, and before July 1, 2008, the applicable table is described in Revenue Ruling 2001-62 (a fixed blend of 50 percent of the unloaded male mortality rates and 50 percent of the unloaded female mortality rates in the 1994 Group Annuity Reserving Table, projected to 2002). For distributions with an Annuity Starting Date occurring after June 30, 1996 and before June 30, 2003, the applicable table is described in Revenue Ruling 95-6 (a fixed blend of 50 percent of the male mortality rates and 50 percent of the female mortality rates in the 1983 Group Mortality Table).

(B) IRS Interest Rate. The term "IRS Interest Rate" means, for the Plan Year in which the Annuity Starting Date falls, the annual interest rate, as published by the United States Government, equal

to the average yield on 30 year Treasury Constant Maturities (unrounded), for the second calendar month preceding the first day of the Plan Year during which the Annuity Starting Date occurs, or such other rate that may be prescribed by the Internal Revenue Service in lieu of such average yield."

10. By substituting the following for section 6.15 of the Merged Plan:

"6.15. Direct Rollover to Another Plan.

An Employee or beneficiary who is receiving a distribution under the Plan that constitutes an Eligible Rollover Distribution may elect to have such payment rolled over directly to the trustee or custodian of an Eligible Retirement Plan pursuant to this Section 6.15. Before making a Direct Rollover, the Administrator may require a written statement from the designated transferee plan that it is an Eligible Retirement Plan, as described in Code section 401(a)(31)(D) and regulations thereunder, that will accept Direct Rollovers. At least 30 days (but no more than 90 days) before an Employee is to receive an Eligible Rollover Distribution, the Administrator shall notify the Employee or beneficiary of the tax consequences of making or not making a Direct Rollover. If the Employee or beneficiary has received the notice described above and makes an election to make, or not to make a Direct Rollover within 30 days of the date he receives such notice, the Administrator may implement such election within 30 days after the Employee or beneficiary has received the notice, provided the Administrator notifies the Employee or beneficiary of his right to an election period of at least 30 days following his receipt of the notice. "Direct Rollover" means a payment by the Plan to the Eligible Retirement Plan specified by the Employee or beneficiary. "Eligible Rollover Distribution" means a distribution to an Employee or beneficiary under the Plan other than (a) any distribution that is one of a series of substantially equal payments (not less frequently than annually) made for the life (or life expectancy) of the Employee or beneficiary, or for a specified period of ten years or more; (b) any distribution to the extent such distribution is required under section 401(a)(9) of the Code; or (c) the portion of the distribution not includable in gross income. An "Eligible Retirement Plan" means an individual retirement account or annuity described in Code section 408(a) or (b), or to a qualified defined contribution plan as described in Code section 401(a) or 403(a), an annuity contract described in 403(b) and an eligible plan under Code section 457(b), maintained by a state or political subdivision of a state, any of which agrees to separately account for amounts transferred into such plan from this Plan."

11. By adding the following as a new section 6.16 of the Merged Plan:

6.16 Roth Rollovers

Distributions made after December 31, 2007 may be rolled over directly to a Roth IRA. For tax years beginning prior to January 1, 2010, certain income and filing status restrictions may limit a Member's ability to make a rollover directly to a Roth IRA.

12. By adding the following as a new section 7.7 and renumbering the remaining sections in Article 7 of the Merged Plan:

"7.7 Temporary Restrictions on Benefits Payable Due to Funded Status

Notwithstanding any other provision of the Plan, and effective on or after July 1, 2008, the amount of benefit that may be earned under the Plan and the form of benefits payable under the Plan may be restricted from time to time pursuant to Code section 436 and ERISA section 206, for the period required under such sections, due to the funded status of the Plan. Restrictions also may apply in the event the Employer files for bankruptcy protection and the Plan's funded status is at a certain level."

13. By replacing "Applicable Interest Rate" in section 2.1(f) of Appendix C, D, E, and F of the Merged Plan with "IRS Interest Rate."

14. By substituting the following for section 2.1(g) of Appendix C, D, E, and F of the Merged Plan:

"(1) **Post-2007 Plan Year Annuity Starting Dates.** For distributions with an Annuity Starting Date after June 30, 2008, the IRS Interest Rate shall be determined as follows:

The term "IRS Interest Rate" means the interest rate determined by using a weighted average of the 30 year Treasury rate, and the three segment interest rates based on the monthly corporate bond yield curve "spot" rates (without regard to a 24 month average). The weighted average is determined as follows:

(i) 2008: 80% 30-yr Treasury; 20% segment rates;

(ii) 2009: 60% 30-yr Treasury; 40% segment rates;

(iii) 2010: 40% 30-yr Treasury; 60% segment rates;

(iv) 2011: 20% 30-yr Treasury; 80% segment rates;

(v) 2012: 100% segment rates.

The IRS Interest Rate for the Plan Year in which the Annuity Starting Date falls shall be the rate determined for May of the preceding Plan Year.

The IRS Interest Rate described above shall be determined in accordance with Code section 417(e)(3), as well as any written guidance issued by the IRS or Treasury regarding such interest rate.

(3) **Pre-2008 Plan Year Annuity Starting Dates**. For distributions with an Annuity Starting Date prior to June 30, 2008, the IRS Interest Rate shall be determined as follows:

The term "IRS Interest Rate" means, for the Plan Year in which the Annuity Starting Date falls, the annual interest rate, as published by the United States Government, equal to the average yield on 30 year Treasury Constant Maturities (unrounded), for the second calendar month preceding the first day of the Plan Year during which the Annuity Starting Date occurs, or such other rate that may be prescribed by the Internal Revenue Service in lieu of such average yield."

15. By substituting the following for section 2.1(h) of Appendix C, D, E, and F of the Merged Plan:

"(1) **Post-2007 Plan Year Annuity Starting Dates**. For distributions with an Annuity Starting Date after June 30, 2008, the IRS Mortality Table shall be determined as follows:

The term "IRS Mortality Table" means the mortality table prescribed by the IRS pursuant to Code section 417(e)(3), and which the IRS shall publish from time to time. For the 2008 Plan Year, such mortality table will be the table published in Revenue Ruling 2007-67. For the 2009 — 2013 Plan Years, such mortality table will be the appropriate table published in the IRS Notice 2008 — 85.

The IRS Mortality Table described above shall be determined in accordance with Code section 417(e)(3) and any written guidance issued by the IRS or Treasury regarding such interest rate.

(2) **Pre-2008 Plan Year Annuity Starting Dates**. For distributions with an Annuity Starting Date prior to July 1, 2008, the IRS Mortality Table shall be determined as follows:

IRS Mortality Table. The term "IRS Mortality Table" means the mortality table prescribed by the Internal Revenue Service pursuant to Code section 417(e)(3) that is based on the prevailing commissioners' standard table used to determine reserves for group annuity contracts issued on the Annuity Starting Date (or other specified date).

For distributions with an Annuity Starting Date occurring after June 30, 2003, and before July 1, 2008, the applicable table is described in Revenue Ruling 2001-62 (a fixed blend of 50 percent of the unloaded male mortality rates and 50 percent of the unloaded female mortality rates in the 1994 Group Annuity Reserving Table, projected to 2002). For distributions with an Annuity Starting Date occurring after June 30, 1996, and before June 30, 2003, the applicable table is described in Revenue Ruling 95-6 (a fixed blend of 50 percent of the male mortality rates and 50 percent of the female mortality rates in the 1983 Group Mortality Table)."

16. By substituting the following for section 2.1(q) of Appendix C, D, E, and F of the Merged Plan:

"(q) **"Direct Rollover"** means the transfer of a Participant's or Beneficiary's Cash-out distribution as defined in section 2.1(j) from the Plan to an Eligible Retirement Plan specified by the Participant or Beneficiary."

17. By substituting the following for section 2.1(x) of Appendix C, D, E, and F of the Merged Plan:

"(x) **"Eligible Rollover Distribution"** means a distribution to a Participant or Beneficiary under the Plan other than (a) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the Participant or Beneficiary, or for a specified period of ten years or more and (b) any distribution to the extent such distribution is required under section 401(a)(9)."

18. By adding the following as a new section 2.1(ll) of Appendix D, E, and F of the Merged Plan and re-lettering the subsequent subsections of section 2.1 of said Appendices:

"(ll) Optional Joint and Survivor Annuity. Effective on and after July 1, 2008, an Employee eligible for a distribution in the form of a Qualified Joint and Survivor Annuity may elect, within the Election Period pursuant to a Qualified Election, to receive an Optional Joint and Survivor Annuity. An Optional Joint and Survivor Annuity means a benefit commencing at a time provided in section 7 with monthly payments for the life of the Participant, and, if the Participant dies after the date for commencement of his benefit payments, with monthly

payments for the life of the Spouse of the Participant after the Participant's death which are 75 percent of the amount of the payments which are payable during the joint lives of the Participant and the Spouse and which is the amount of benefit which can be purchased with the Participant's vested accrued benefit."

19. By adding the following as a new section 2.1(mm) of Appendix C of the Merged Plan and re-lettering the subsequent subsections of section 2.1 of Appendix C:

"(mm) Optional Joint and Survivor Annuity. Effective on and after July 1, 2008, an Employee eligible for a distribution in the form of a Qualified Joint and Survivor Annuity may elect, within the Election Period pursuant to a Qualified Election, to receive an Optional Joint and Survivor Annuity. An Optional Joint and Survivor Annuity means a benefit commencing at a time provided in section 7 with monthly payments for the life of the Participant, and, if the Participant dies after the date for commencement of his benefit payments, with monthly payments for the life of the Spouse of the Participant after the Participant's death which are 75 percent of the amount of the payments which are payable during the joint lives of the Participant and the Spouse and which is the amount of benefit which can be purchased with the Participant's vested accrued benefit."

20. By adding the following as a new final sentence to section 2.1(qq) of Appendix C, D, E, and F of the Merged Plan:

"Further, the term married or marriage means only a legal union (including a common law marriage) between one man and one woman as husband and wife and the term "spouse" refers only to an individual of the opposite sex who is a husband or wife."

21. By substituting the following for subsection 6.5(D) of Appendix C, D, E, and F of the Merged Plan:

"(D) Notwithstanding anything herein to the contrary and except with respect to Cash-out Distributions, effective for benefit commencement dates on or after July 1, 2008, up to and including the date this amendment is executed the value of a Participant's reduced monthly benefit shall be the greater of such benefit determined (1) based on subsection (b) below or (2) based on the RP2000CH, 50 percent male/50 percent female, using an interest rate of 6 percent annum. For benefit commencement dates after the date this amendment is executed, any benefit other than a Cash-out Distribution shall be determined based on the RP2000CH, 50 percent male, 50 percent female, using an interest rate of 6 percent per annum."

22. By substituting the following for subsection 6.10(a) of Appendix C, D, E, and F of the Merged Plan:

"(a) "Notwithstanding anything herein to the contrary and except with respect to Cash-out Distributions, effective for benefit commencement dates on or after July 1, 2008, up to and including the date this amendment is executed the value of a Participant's vested accrued benefit shall be the greater of such benefit determined (1) based on the 1971 Group Annuity table, using an interest rate of 6.5 percent per annum or (2) based on the RP2000CH, 50 percent male/50 percent female, using an interest rate of 6 percent per annum. For benefit commencement dates after the date this amendment is executed, any benefit other than a Cash-out Distribution shall be determined based on the RP2000CH, 50 percent male, 50 percent female, using an interest rate of 6 percent per annum."

23. By adding the following as a new final sentence to Section 4.6 of Appendix C, D, E, and F of the Merged Plan:

"An Employee who dies on or after January 1, 2007 while on qualified military leave as such is defined under Code section 414(u), will be entitled to a benefit determined and payable as if he resumed employment with the Employer and died or became disabled immediately thereafter."

24. By adding the following as a new 6.5(G) of Appendix C of the Merged Plan:

"G. Notwithstanding anything herein to the contrary, if an Employee has a Spouse on his or her Annuity Starting Date, and the provisions of section 6.7 regarding Cash-out Distributions are inapplicable, the Employee may elect, within the Qualified Election Period pursuant to a Qualified Election, to receive an Optional Joint and Survivor Annuity in lieu of a Qualified Joint and Survivor Annuity or Life Annuity."

25. By adding the following as a new 6.5(H) of Appendix D, E, and F of the Merged Plan:

"6.5(H) Notwithstanding anything here in to the contrary, if an Employee has a Spouse on his or her Annuity Starting Date, and the provisions of section 6.7 regarding Cash-out Distributions are inapplicable, the Employee may elect, within the Qualified Election Period pursuant to a Qualified Election, to Receive an Optional Joint and Survivor Annuity in lieu of a Qualified Joint and Survivor Annuity of Life Annuity."

26. By deleting subsection 6.10(a) of Appendix C, D, E, and F of the Merged Plan.

27. By adding the following as a new last sentence of section 7.3(A) of Appendix C, D, E, and F of the Merged Plan:

    "Distributions made after December 31, 2007 may be rolled over directly to a Roth IRA. For tax years beginning prior to January 1, 2010, certain income and filing status restrictions may limit a Member's ability to make a rollover directly to a Roth IRA."

28. By adding the following after the phrase "Qualified Joint and Survivor Annuity" in the first sentence of subsection 7.3(c)(1) of Appendix C, D, E, and F of the Merged Plan:

    "or an Optional Joint and Survivor Annuity,"

29. By adding the following as a new section 7.7 and renumbering the remaining sections in Article 7 of Appendix C, D, E, and F of the Merged Plan:

"7.7 Temporary Restrictions on Benefits Payable Due to Funded Status

Notwithstanding any other provision of the Plan, and effective on or after July 1, 2008, the amount of benefit that may be earned under the Plan and the form of benefits payable under the Plan may be restricted from time to time pursuant to Code section 436 and ERISA section 206, for the period required under such sections, due to the funded status of the Plan. Restrictions also may apply in the event the Employer files for bankruptcy protection and the Plan's funded status is at a certain level."

30. By adding the following to section 6.1A of Appendix E of the Merged Plan:

    "(aa) $55.00, multiplied by the number of years of Credited Service earned from July 1, 2008 through June 30, 2009;

    (bb) $57.00, multiplied by the number of years of Credited Service earned from July 1, 2009 through June 30, 2010;

    (cc) $58.00, multiplied by the number of years of Credited Service earned from July 1, 2010 through June 30, 2011;

    (dd) $59.00, multiplied by the number of years of Credited Service earned from July 1, 2011 through June 30, 2012; and

    (ee) $60.00, multiplied by the number of years of Credited Service earned after July 1, 2012."

31. By adding the following to section 6.3A of Appendix E of the Merged Plan:

    "(aa) $110.00 multiplied by the number of his years of Credited Service earned from July 1, 2008 through June 30, 2009, provided, however, that such benefit shall be reduced to $55.00 multiplied by the number of his years of Credited Service earned from July 1, 2008 through June 30, 2009, after the Employee reaches age 62 or becomes eligible for an unreduced Federal Social Security benefit for age or disability;.

    "(bb) $114.00 multiplied by the number of his years of Credited Service earned from July 1, 2009 through June 30, 2010, provided, however, that such benefit shall be reduced to $57.00 multiplied by the number of his years of Credited Service earned from July 1, 2009 through June 30, 2010, after the Employee reaches age 62 or becomes eligible for an unreduced Federal Social Security benefit for age or disability;

    (cc) $116.00 multiplied by the number of his years of Credited Service earned from July 1, 2010 through June 30, 2011, provided, however, that such benefit shall be reduced to $58.00 multiplied by the number of his years of Credited Service earned from July 1, 2010 through June 30, 2011, after the Employee reaches age 62 or becomes eligible for an unreduced Federal Social Security benefit for age or disability;

    (dd) $118.00 multiplied by the number of his years of Credited Service earned from July 1, 2011 through June 30, 2012, provided, however, that such benefit shall be reduced to $59.00 multiplied by the number of his years of Credited Service earned from July 1, 2011 through June 30, 2012, after the Employee reaches age 62 or becomes eligible for an unreduced Federal Social Security benefit for age or disability; and

    (ee) $120.00 multiplied by the number of his years of Credited Service earned after July 1, 2012, provided, however, that such benefit shall be reduced to $60.00 multiplied by the number of his years of Credited Service earned after July 1, 2012, after the Employee reaches age 62 or becomes eligible for an unreduced Federal Social Security benefit for age or disability."

32. By adding the following to section 6.4A of Appendix E of the Merged Plan:

    "(aa) $55.00 multiplied by the number of years of Credited Service earned from July 1, 2008 through June 30, 2009;

    (bb) $57.00 multiplied by the number of years of Credited Service earned from July 1, 2009 through June 30, 2010;

    (cc) $58.00 multiplied by the number of years of Credited Service earned from July 1, 2010 through June 30, 2011;

(dd) $59.00 multiplied by the number of years of Credited Service earned from July 1, 2011 through June 30, 2012; and

(ee) $60.00 multiplied by the number of years of Credited Service earned after July 1, 2012."

33. By adding the following to section 6.1A of Appendix F of the Merged Plan:

"(aa) $55.00 multiplied by the number of years of Credited Service earned from July 1, 2008 through June 30, 2009;

(bb) $57.00, multiplied by the number of years of Credited Service earned from July 1, 2009 through June 30, 2010;

(cc) $58.00, multiplied by the number of years of Credited Service earned from July 1, 2010 through June 30, 2011;

(dd) $59.00, multiplied by the number of years of Credited Service earned from July 1, 2011 through June 30, 2012; and

(ee) $60.00, multiplied by the number of years of Credited Service earned after July 1, 2012."

34. By adding the following to section 6.3A of Appendix F of the Merged Plan:

"(aa) $110.00 multiplied by the number of his years of Credited Service earned from July 1, 2008 through June 30, 2009, provided, however, that such benefit shall be reduced to $58.00 multiplied by the number of his years of Credited Service earned from July 1, 2008 through June 30, 2009, after the Employee reaches age 62 or becomes eligible for an unreduced Federal Social Security benefit for age or disability;

(bb) $114.00 multiplied by the number of his years of Credited Service earned from July 1, 2009 through June 30, 2010, provided, however, that such benefit shall be reduced to $57.00 multiplied by the number of his years of Credited Service earned from July 1, 2009 through June 30, 2010, after the Employee reaches age 62 or becomes eligible for an unreduced Federal Social Security benefit for age or disability;

(cc) $116.00 multiplied by the number of his years of Credited Service earned from July 1, 2010 through June 30, 2011, provided, however, that such benefit shall be reduced to $58.00 multiplied by the number of his years of Credited Service earned from July 1, 2010 through June 30, 2011, after the Employee reaches age 62 or becomes eligible for an unreduced Federal Social Security benefit for age or disability;

(dd) $118.00 multiplied by the number of his years of Credited Service earned from July 1, 2011 through June 30, 2012, provided, however, that such benefit shall be reduced to $59.00 multiplied by the number of his years of Credited Service earned from July 1, 2011 through June 30, 2012, after the Employee reaches age 62 or becomes eligible for an unreduced Federal Social Security benefit for age or disability; and

(ee) $120.00 multiplied by the number of his years of Credited Service earned after July 1, 2012, provided, however, that such benefit shall be reduced to $60.00 multiplied by the number of his years of Credited Service earned after July 1, 2012, after the Employee reaches age 62 or becomes eligible for an unreduced Federal Social Security benefit for age or disability."

35. By adding the following to section 6.4A of Appendix F of the Merged Plan:

"(aa) $55.00 multiplied by the number of years of Credited Service earned from July 1, 2008 through June 30, 2009;

(bb) $57.00 multiplied by the number of years of Credited Service earned from July 1, 2009 through June 30, 2010;

(cc) $58.00 multiplied by the number of years of Credited Service earned from July 1, 2010 through June 30, 2011;

(dd) $59.00 multiplied by the number of years of Credited Service earned from July 1, 2011 through June 30, 2012; and

(ee) $60.00 multiplied by the number of years of Credited Service earned after July 1, 2012."

* * * * * * * * * * *

In Witness Whereof, CTS Corporation has caused this Amendment to be signed on its behalf and attested by its duly authorized officers this day of , 2009.

CTS Corporation

By ______________________________

Its ______________________________

(Corporate Seal)

Attest:

By ______________________________

Its ______________________________

Second Amendment
to the Retirement Plan for Employees of Dynamics Corporation of America
(Amended and Restated Effective May 1, 2006 and Dated February 4, 2005)

Whereas, Dynamics Corporation of America (the "Company") maintains the Retirement Plan for Employees of Dynamics Corporation of America (the "Plan") for the benefit of its eligible employees;

Whereas, the Plan has been amended and restated, with the most recent restatement dated February 4, 2005;

Whereas, under section 10.01 of the Plan, the Company reserves the right to amend, modify, suspend, or terminate the Plan at any time by resolution of the Board of Directors;

Whereas, the Company has deemed it desirable to amend the Plan to comply with final regulations under Code section 415, effective as of January 1, 2008.

Now, therefore, the Plan is amended by replacing section 4.06 of the Plan with the following:

"(a) Notwithstanding any other provisions of this Plan to the contrary, in no event may the annual benefit provided under this Plan (together with that provided by all other defined benefit plans of the Employer) for any Participant for a limitation year (which shall be the Plan Year) exceed the maximum permissible annual benefit allowed under Code section 415, as it may be amended from time to time or as allowed by regulations issued thereunder, and which, as permitted under the Code is hereby incorporated by reference.

In determining the limitations under this section 4.06, the "RPA '94 Section 415 Effective Date" under Revenue Ruling 98-1 (commonly referred to as the "GATT Effective Date") shall be July 1, 1996. Furthermore, a Participant's "RPA '94 Old Law Benefit" under Revenue Ruling 98-1 shall not be protected as a minimum benefit.

The maximum dollar amount payable from the Plan shall be automatically adjusted on January 1 of each year to reflect increases in the cost-of-living, as determined by the Secretary of the Treasury. In addition, the dollar amount shall be increased as of July 1, 2003 in order to incorporate the Code section 415(b)(1)(A) increase permitted by EGTRRA. All of the increases described in this paragraph shall be applicable to active Participants only.

(d) After the limitations have been determined under (a) above, any reduction in benefits in any defined benefit plan of the Employer will be made in this Plan first.

(e) In the event that any Participant is a participant in a defined contribution plan or plans of the Employer, the sum of the defined benefit plan fraction and the defined contribution plan fraction (as such terms are defined in Code section 415(e)) for any limitation year with respect to such Participant shall not exceed one. It is intended to reduce the benefits payable under any defined benefit plan to the extent possible, if necessary, to prevent the sum of the defined benefit plan fraction and the defined contribution plan fraction from exceeding 1.0 before reducing contributions to any defined contribution plan. Notwithstanding the foregoing, effective for limitation years beginning on or after January 1, 2000, the provisions of this subsection (c) shall not be applicable to active Participants.

(f) Compensation as used in this section means amounts actually paid during a limitation year which is the amount of income reported on Box 1 of the Form W-2 provided to the Employee by the Employer (or any other section of the Form W-2 which is analogous to Box 1, to the extent that such Form is hereafter revised), and shall also include amounts which are reduced pursuant to a salary reduction arrangement, under Code section 125, 132(f)(4), or 401(k).

For limitation years beginning on or after January 1, 2008, the following provisions shall apply in determining an Employee's Compensation:

(1) "Regular Compensation" includes compensation for services during the Employee's regular working hours, and also includes overtime, shift differential, commissions, bonuses, and similar types of payments. Regular compensation that would have been paid to a Participant if such Participant's Vesting Service did not terminate, and which is paid to that Participant within the later of (i) 2½ months following the termination of Vesting Service, or (ii) the last day of the limitation year that includes the date of termination, shall be included as "Compensation."

(2) Severance pay and parachute payments under Code section 280G(b)(2) paid to a Participant after his Vesting Service terminates shall not be included as Compensation.

(3) The Code section 401(a)(17) pay cap limitation shall apply in determining Compensation under this section 7.5.

(4) Payment for unused accrued sick, vacation, or other leave that would have been included as Compensation if paid prior to the termination, which is paid within the later of (i) 2½ months following the Termination of Employment, or (ii) the last day of the limitation year that includes the date of Termination of Employment, shall be included as "Compensation" if the Participant would have been able to use the leave if his service had not terminated.

(5) Salary continuation payments made to Participants who leave employment to perform qualified military service (as defined in Code section 414(u)(1)), to the extent that those payments do not exceed the amounts the Participant would have otherwise received, if the Participant had otherwise continued to provide services for the Employer, shall be considered as Compensation.

(g) Notwithstanding any provision of this section 4.06 to the contrary, effective July 1, 2006, where a benefit is payable in any form that is subject to Code Section 417(e)(3), in determining the equivalent straight life annuity, the interest rate used shall be the greatest of (i) 5.5%; (ii) the rate the provides a benefit of not more than 105% of the benefit that would we provided if the Applicable Interest Rate were the interest rate assumption; or (iii) the rate specified in any other applicable provision of the Plan, in accordance with Code Section 415(b)(2)(E)(ii).

(h) In no event shall this section 4.06 decrease a Participant's current accrued benefit calculated under the Plan as in effect on December 31, 1983, December 31, 1987, or December 31, 2007, provided such benefit complied with the maximum benefit limitation then in effect, and for the 2007 year, April 5, 2007."

* * * * * * * * * *

In Witness Whereof, Dynamics Corporation of America has caused this Amendment to be signed on its behalf and attested by its duly authorized officers this ____ day of September, 2009.

Dynamics Corporation of America

Attest:

By ______________________________

Its ______________________________

By ______________________________

Its ______________________________

(Corporate Seal)

Third Amendment
to the Retirement Plan for Employees of Dynamics Corporation of America
(Amended and Restated Effective May 1, 2006 and Dated February 4, 2005)

Whereas, Dynamics Corporation of America (the "Company") maintains the Retirement Plan for Employees of Dynamics Corporation of America (the "Plan") for the benefit of its eligible employees;

Whereas, the Plan has been amended and restated, with the most recent restatement dated February 4, 2005;

Whereas, under section 10.01 of the Plan, the Company reserves the right to amend, modify, suspend, or terminate the Plan at any time by resolution of the Board of Directors;

Whereas, the Company has deemed it desirable to amend the Plan to reflect changes in laws and regulations issued since the last restatement of the Plan; and

Whereas, this Third Amendment is generally effective January 1, 2008, certain provisions are retroactively effective, as specifically noted herein. In cases when provisions are identified as retroactively effective, the Plan has been administered in a manner consistent with such changes at all times on and after such effective dates.

Now, therefore, the Plan is amended in the following particulars:

1. By replacing section 2.19 with the following:

   "2.19 Marriage and Spouse

   The term "marriage" or "married" means only a legal union (including a common law marriage) between one man and one woman as husband and wife and the term "spouse" refers only to an individual of the opposite sex who is a husband or wife."

2. Add the following as a new subsection 4.01(a)(iv):

   "(iv) Further, in no event shall a Participant accrue Future Service Retirement Income with respect to any Year of Service in which the Participant meets the definition of Highly Compensated Employee as set out in Code section 414(q) and the regulations thereunder."

3. By replacing subsection 4.06(h) with the following:

   "For purposes of this section 4.06 and effective for annuity starting dates on or after January 1, 2008, lump sum distributions (or any other form of benefit determined to be a "decreasing annuity" based on IRS regulations or other guidance) shall be determined based on the IRS Mortality Table and the IRS Interest Rate as follows:

   (a) Post-2007 Plan Year Annuity Starting Dates. For distributions with an Annuity Starting Date on or after January 1, 2008, the IRS Mortality Table and IRS Interest Rate shall be determined as follows:

   (1) IRS Mortality Table. The term "IRS Mortality Table" means the mortality table prescribed by the IRS pursuant to Code section 417(e)(3), and which the IRS shall publish from time to time. For the 2008 Plan Year, such mortality table will be the table published in Revenue Ruling 2007-67. For the 2009-2013 Plan Years, such mortality table will be the appropriate table published in IRS Notice 2008-85.

   (2) IRS Interest Rate. The term "IRS Interest Rate" means the interest rate determined by using a weighted average of the 30 year Treasury rate, and the three segment interest rates based on the monthly corporate bond yield curve "spot" rates (without regard to a 24 month average). The weighted average is determined as follows:

   (A) 2008: 80% 30-yr Treasury; 20% segment rates;

   (B) 2009: 60% 30-yr Treasury; 40% segment rates;

   (C) 2010: 40% 30-yr Treasury; 60% segment rates;

   (D) 2011: 20% 30-yr Treasury; 80% segment rates;

   (E) 2012 and later years: 100% segment rates.

   The IRS Interest Rate for the Plan Year in which the Annuity Starting Date falls shall be the rate determined for December of the preceding Plan Year.

   The IRS Interest Rate and IRS Mortality Table described above shall be determined in accordance with Code section 417(e)(3), as well as any written guidance issued by the IRS or Treasury regarding such interest rate or mortality table.

(b) Pre-2008 Plan Year Annuity Starting Dates. For distributions with an Annuity Starting Date prior to January 1, 2008, the IRS Interest Rate shall be determined as follows:

The Term "IRS Interest Rate" means, for the Plan Year in which the Annuity Starting Date falls, the annual rate, as published by the United States Government, equal to the average yield on 30-year Treasure Constant Maturities (unrounded), for the first calendar month preceding the first day of the Plan Year during which the Annuity Starting Date occurs, or such other rate that may be prescribed by the Internal Revenue Service in lieu of such average yield."

4. By replacing section 4.12 with the following:

"Notwithstanding any provision of the Plan to the contrary, contributions, benefits, and service credits with respect to qualified military service will be provided in accordance with the mandatory provisions of section 414(u) of the Code and the Uniformed Services Employment and Reemployment Rights Act (USERRA), provided the Participant returns to employment with the Employer in accordance with USERRA. Effective for deaths occurring on or after January 1, 2007, if a Participant dies while on qualified military leave, as defined under USERRA, his benefit hereunder will be determined as if he resumed employment with the Employer and died immediately thereafter."

5. By adding the following as a new section 7.02:

"7.02 Restrictions Due to Funded Status

Notwithstanding any other provision of the Plan, and effective on or after January 1, 2008, the amount of benefit that may be accrued under the Plan and the form of benefits payable under the Plan may be restricted from time to time pursuant to Code section 436 and ERISA section 206, for the period required under such sections, due to the funded status of the Plan. Restrictions may also apply in the event the Employer files for bankruptcy protection and the Plans funded status is below a certain level."

6. By adding the following as a new last sentence of subsection 12.02(a):

"Effective for distributions after December 31, 2006, the non-spouse beneficiary of an Employee or former Employee is a Distributee. Distributions made after December 31, 2007 may be rolled over directly into a Roth IRA. For tax years beginning prior to January 1, 2010, certain income and filing status restrictions may limit a Participant's ability to make a rollover directly to a Roth IRA."

* * * * * * * * * *

In Witness Whereof, Dynamics Corporation of America has caused this Amendment to be signed on its behalf and attested by its duly authorized officers this day of , 2009.

Dynamics Corporation of America

Attest:

By ______________________________

Its ______________________________

By ______________________________

Its ______________________________

(Corporate Seal)

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EXHIBIT (13)

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2007-2009)

Overview

CTS Corporation ("we", "our", "us") is a global manufacturer of components and sensors used primarily in the automotive, communications and defense and aerospace markets. We also provide electronic manufacturing solutions, including design and supply chain management functions, primarily serving the defense and aerospace, communications, industrial and medical markets under contract arrangements with original equipment manufacturers ("OEMs").

Total sales in 2009 of $499.0 million were reported through two segments, Electronics Manufacturing Services ("EMS") and Components and Sensors, which represented 57.3% and 42.7% of total sales in 2009, respectively. In 2008, EMS contributed 57.7% of total sales while Components and Sensors contributed 42.3% of total sales.

In 2009, sales decreased from 2008 primarily due to the global economic downturn and resulting recessionary environment that had significant negative impacts on product demand in most of our markets. Revenue trends in each quarter of 2009 were lower relative to the respective quarter 2008. However, after the first quarter 2009, both sales and operating earnings improved through the year, reflecting increasing sales, more diversified sales mix and proactive management of costs.

Throughout 2009, we were committed to maintaining profitability despite lower sales and focused on two key objectives. First, we managed our cost structure and right-sized our operations by taking numerous temporary and permanent actions proactively in late 2008 and early 2009. We reduced our global headcount by approximately 25% to around 4,316 people from the peak in mid-2008. Lowering compensation, utilizing furloughs as necessary and reducing discretionary spending by 60%, in some cases, are examples of tactical actions taken. Our second key objective was to focus on launching new products, winning new business and increasing our market share despite the economic turmoil and budgetary constraints. As a result, we continued to see growth in certain existing served markets and achieved a record in new business awards in 2009 from existing and new customers. These wins are expected to exceed $300 million of sales over their four- to six-year program lives, primarily beginning in 2012.

As discussed in more detail throughout the MD&A:

- Full-year revenues decreased 27.9% in 2009, compared to 2008, as a result of the global economic downturn that began in the third quarter of 2008 and the recessionary environment throughout 2009. Sales in the Components and Sensors segment decreased by 27.1% compared to 2008, primarily driven by lower automotive product sales and lower electronic component sales for infrastructure applications. Sales in the EMS segment decreased by 28.4% compared to 2008. The decrease primarily resulted from expected end-of-life-driven lower sales to Hewlett-Packard and lower industrial and communications market sales, partially offset by higher sales in defense and aerospace and medical markets.
- Gross margins in 2009 decreased $38.2 million from 2008 primarily due to lower contribution from lower sales volume, partially offset by improved operational efficiencies in both segments. Gross margins as a percent of sales were 19.8% in both years. Within the EMS segment, margins were favorably impacted by improved product mix as we continued to increase focus on sales into the higher margin target markets of defense and aerospace, industrial and medical. Within the Components and Sensors segment, unfavorable absorption of fixed costs and lower pension income negatively impacted margins, mostly offset by favorable product mix.
- Selling, general and administrative ("SG&A") and research and development ("R&D") expenses were $81.3 million in 2009 compared to $100.7 million in 2008. This significant reduction reflects our proactive management of expenses, including the benefits of previously announced restructuring actions and tactical, aggressive cost-cutting measures companywide.
- Operating loss in 2009 was $17.8 million, compared to operating earnings of $30.8 million in 2008, primarily due to a $33.2 million goodwill impairment charge in the first quarter of 2009. Also included were $2.2 million and $6.1 million of restructuring and restructuring-related costs for the years ended December 31, 2009 and December 31, 2008, respectively. Adjusted operating earnings were $17.6 million and $36.9 million for the years ended December, 31, 2009 and 2008.
- In 2009, our effective tax rate was (66.79%) compared to (6.87%) in 2008. The effective tax rates in both years included certain tax items discussed below. The adjusted effective tax rate was 19.6% and 18.2% for the years ended December 31, 2009 and 2008.

- Interest and other expense in 2009 was $2.6 million, versus $4.6 million in 2008, resulting from lower outstanding debt balances and lower interest rates.
- Net loss was $34.1 million in 2009 versus net earnings of $28.1 million in 2008. The basic and diluted loss per share was $1.01 in 2009 compared to diluted earnings per share of $0.81 in 2008. The 2009 loss per share included $0.98 of goodwill impairment charges, $0.27 for tax expense due to cash repatriation, $0.07 for a tax valuation allowance charge related to one of our Asian tax jurisdictions and restructuring charges of $0.05. Adjusted earnings per share for 2009 were $0.36. The 2008 diluted earnings per share included tax benefits of $0.14 and $0.10 of restructuring charges. Adjusted diluted earnings per share for 2008 were $0.77.

The following table provides a reconciliation of operating (loss)/earnings to adjusted operating earnings:

($ in thousands)	Years Ending December, 31 2009	2008
Operating (loss)/earnings	$(17,829)	$30,830
Goodwill impairment	33,153	—
Restructuring and restructuring-related charges	2,243	6,085
Adjusted operating earnings	$ 17,567	$36,915

The following tables provide a reconciliation of the adjusted effective tax rate to the effective tax rate.

($ in thousands)	2009 Pre-Tax (Loss)/ Earnings	Tax (Expense)/ Benefit	Net (Loss)/ Earnings	Effective Tax Rate
GAAP	$(20,414)	$(13,636)	$(34,050)	–66.8%
Adjustments to GAAP:				
Less tax (benefit):				
Goodwill impairment	33,153	(205)	32,948	
Restructuring and impairment	2,243	(673)	1,570	
Tax expense:				
Cash repatriation		9,077	9,077	
Additional valuation allowance at Asian site		2,500	2,500	
Adjusted	$ 14,982	$ (2,937)	$ 12,045	19.6%

($ in thousands)	2008 Pre-Tax (Loss)/ Earnings	Tax (Expense)/ Benefit	Net (Loss)/ Earnings	Effective Tax Rate
GAAP	$26,255	$ 1,807	$28,062	–6.9%
Adjustments to GAAP:				
Less tax (benefit):				
Restructuring related	518	(186)	332	
Restructuring and impairment	5,567	(2,004)	3,563	
Cash benefit due to change in tax law		(1,355)	(1,355)	
Reduction of valuation allowance at Asian site		(4,148)	(4,148)	
Adjusted	$32,340	$(5,886)	$26,454	18.2%

The following table provides a reconciliation of diluted (loss)/earnings per share to adjusted earnings per share:

	Years Ending December 31, 2009	2008
Diluted (loss)/earnings per share	$(1.01)	$ 0.81
Tax affected charges (credits) to reported earnings per share:		
Goodwill impairment	0.98	—
Tax expense due to cash repatriation	0.27	—
Net operating loss valuation allowance related to an Asian site	0.07	(0.10)
Restructuring and restructuring-related charges	0.05	0.10
Tax benefit from tax law change	—	(0.04)
Adjusted earnings per share	$ 0.36	$ 0.77

The following measures are not measures recognized by United States Generally Accepted Accounting Principles ("GAAP"):

1) Adjusted operating earnings;
2) Adjusted effective tax rate; and
3) Adjusted earnings per share.

The most directly comparable GAAP financial measures, respectively, are:

1) Operating (loss) / earnings;
2) Effective tax rate; and
3) Diluted (loss) / earnings per share.

We calculate adjusted operating earnings to exclude restructuring, restructuring-related charges and goodwill impairment charges.

We calculate adjusted earnings per share to exclude restructuring, restructuring-related charges and goodwill impairment charges, the per share impact of tax expense associated with our cash repatriation and a tax valuation allowance related to one of our Asian tax jurisdictions.

We calculate adjusted effective tax rate to exclude the tax benefit related to restructuring, restructuring-related charges and goodwill impairment charges, the tax expense associated with our cash repatriation and a tax valuation allowance related to one of our Asian tax jurisdictions.

We exclude the impact of these items because they are discrete events that have significant impacts on comparable GAAP financial measures and could distort an evaluation of our operating performance. We use adjusted operating earnings, adjusted effective tax rate, and adjusted earnings per share measures to evaluate overall performance, establish plans and perform strategic analyses. Using adjusted operating earnings, adjusted effective tax rate and adjusted earnings per share measures avoid distortion in the evaluation of operating results by eliminating the impact of events that are not related to operating performance. These measures are based on the exclusion of specific items, and, as such, they may not be comparable to measures used by other companies which have similar titles. Our management compensates for this limitation when performing peer company comparisons by evaluating both GAAP and non-GAAP financial measures reported by peer companies. We believe that adjusted operating earnings, adjusted effective tax rate and adjusted earnings per share measures are useful to our management, investors and stakeholders in that they:

- provide a better measure of our operating performance;
- reflect the results used by management in making decisions about the business; and
- help to review and project our performance over time.

We recommend that investors and stakeholders consider the following GAAP and non-GAAP measures in evaluating our performance with peer companies.

- Both operating (loss)/earnings and adjusted operating earnings;
- Both the effective tax rate and the adjusted effective tax rate; and
- Both diluted earnings per share and adjusted earnings per share.

Critical Accounting Policies

Our MD&A is based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States ("U.S."). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

Our served markets are characterized by rapid technological change and frequent new product introductions and enhancements. These characteristics, along with global economic conditions, are risks that require management judgment when determining appropriate accounting decisions. Management believes that judgment and estimates related to the following critical accounting policies could materially affect our consolidated financial statements:

Estimating inventory valuation reserves, the allowance for doubtful accounts and other accrued liabilities

Management makes estimates of the carrying value of our inventory based upon historical usage, new product introductions and projected customer purchase levels. The ever-changing technology environment of the served markets affects these estimates. Similarly, management makes estimates of the collectability of our accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Finally, we are involved in litigation in the normal course of business and are regulated under a number of environmental and safety laws. Accruals for known exposures are established based on management's best estimate after considering the advice of legal counsel, when appropriate.

Valuation of long-lived and intangible assets, goodwill and depreciation/amortization periods

We assess the carrying value of long-lived and intangible assets and the remaining useful lives whenever events or changes in circumstances indicate the carrying value may not be recoverable or the estimated useful life may no longer be appropriate. Factors considered important that could trigger this review include significant decreases in operating results, significant changes in our use of the assets, competitive factors, the strategy of our business and significant negative industry or economic trends. Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer

base. We cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on the reported asset values.

When we determine that the carrying value of long-lived and intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of those assets, an impairment charge to record the assets at fair value may be recorded. Impairment is measured based on fair values utilizing estimated discounted cash flows, published third-party sources, third-party offers and/or information furnished by third-party brokers/dealers.

Goodwill is measured as the excess of cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests at least on an annual basis. We utilized a third-party valuation expert to assist management to complete the goodwill impairment testing. During the fourth quarter of 2008, our market capitalization dropped below the net book value of our equity. We considered this difference while completing our annual goodwill impairment testing as of December 31, 2008. This test concluded that our goodwill was not impaired. In reaching our conclusion relative to this market capitalization difference, we used the average CTS stock price for a recent number of days prior to December 31, 2008 and a conservative control premium based on comparative market transactions in our industry. Our analysis assumed revenue growth of approximately eight % over an extended period of time.

In light of a decline in CTS' market capitalization in the first quarter of 2009, CTS determined that an interim impairment test was necessary at the end of the first quarter of 2009 for both of its reporting units, EMS and Components and Sensors. After completing step one of the prescribed tests, CTS determined that the estimated fair values of both reporting units were less than their book values on March 29, 2009. CTS performed the step two test and concluded that the reporting units' goodwill were impaired. As a result, an impairment loss of $33.2 million was recorded in the first quarter of 2009. Of the $33.2 million impairment loss, $30.8 million was related to the EMS reporting unit and $2.4 million was related to the Components and Sensors reporting unit. We had goodwill of $0.5 million at December 31, 2009 and $33.2 million at December 31, 2008.

Income Taxes

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carry-forwards using currently enacted tax rates. We must also estimate our current tax exposure for situations where taxing authorities would assert tax positions different than those we have taken. Such uncertain tax provisions are routinely reviewed and adjusted when required to reflect changes in estimates based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. We estimate our income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. The valuation allowance is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable.

No valuation allowance was recorded in 2009 against the U.S. federal net deferred tax assets including the U.S. net operating loss carry-forward asset of $49 million expiring in 2021-2024. We assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2010 through 2018. Those projections applied taxable income estimates consistent with historical earnings patterns of our traditional automotive product lines, a return to profitability in our electronic component product lines and benefits from expanding further into target markets in the EMS business. We believe that, based upon the historical operating performance of our business units and the successful

cost reduction efforts we, more likely than not, will realize the benefits of our U.S. net deferred tax assets.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and our pension benefit obligation. After considering the recommendations of our actuaries we have assumed a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining our annual pension income and expense and the projected benefit obligation. Experience gains/losses arising from any variance between the expected rate of return of plan assets and the actual results are amortized over periods ranging from five to 21 years. During the fourth quarter of each year, we review our actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material effect on our results of operations in future years.

For 2009, we had a weighted-average discount rate of 6.83% for pension income and expense. The discount rate on our domestic plans was 5.80% at January 1, 2010. The range of discount rates utilized by our foreign plans changed from 6.90% — 2.50% in 2008 to 5.70% — 2.25% in 2009.

The expected return on domestic plan assets at January 1, 2010 remained at 8.50% and the range of expected returns on foreign plan assets is 7.20% — 2.25% in 2010. We expect these changes in actuarial assumptions will not significantly impact 2010 consolidated pension income.

Equity-Based Compensation

We estimate the fair value of stock option awards on the date of grant using an option-pricing model. We use the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of CTS common stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of (Loss) / Earnings. The grant date fair value of Restricted Stock Units ("RSUs") is the closing price of our stock on the date of grant. Our RSUs and stock options primarily have a graded-vesting schedule. We recognize expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Results of Operations

Segment Discussion

Refer to Note L, "Segments", for a description of our segments.

The following table summarizes net sales and operating earnings by segment before restructuring and restructuring-related items:

($ in thousands)	EMS	Components & Sensors	Total
2009			
Net sales to external customers	**$285,798**	**$213,184**	**$498,982**
Segment operating earnings	**$ 7,272**	**$ 10,295**	**$ 17,567**
% of segment sales	**2.5%**	**4.8%**	**3.5%**
2008			
Net sales to external customers	$399,294	$292,413	$691,707
Segment operating earnings	$ 12,362	$ 24,553	$ 36,915
% of segment sales	3.1%	8.4%	5.3%
2007			
Net sales to external customers	$405,708	$280,237	$685,945
Segment operating earnings	$ 10,175	$ 24,716	$ 34,891
% of segment sales	2.5%	8.8%	5.1%

Components and Sensors Segment Discussion

Sales in the Components and Sensors segment in 2009 decreased $79.2 million, or 27.1%, from 2008, primarily attributed to decreased automotive product sales of $40.5 million and lower electronic component sales for infrastructure applications of $14.6 million.

Our 2009 segment operating earnings decreased by $14.3 million, or 58.1%, from the prior year. The unfavorable earnings change resulted from the negative impact of lower sales and lower pension income of approximately $5.0 million. This impact was mitigated in part by our proactive management of costs, including the benefits of previously announced restructuring actions and aggressive cost-cutting measures.

Sales in the Components and Sensors segment in 2008 increased $12.2 million, or 4.3%, from 2007. The increase was

primarily due to the acquisition of the Tusonix, Inc. business in January 2008 and improved piezoelectric product sales.

Our 2008 segment operating earnings decreased by $0.2 million, or 0.7%, from 2007. Major drivers in the year-over-year decrease were unfavorable absorption of fixed costs, especially in the fourth quarter as sales declined significantly, incremental operating expenses of approximately $4.5 million to support the higher sales and lower royalty income of $2.0 million. These impacts were mostly offset by the margin contribution from higher sales volume, improved product mix and higher pension income.

Electronic Manufacturing Services Segment Discussion

EMS segment sales in 2009 decreased $113.5 million, or 28.4%, from 2008. The decrease primarily resulted from expected end-of-life-driven lower sales to Hewlett-Packard and lower industrial and communications market sales, partially offset by higher sales into defense and aerospace and medical markets.

Our 2009 segment operating earnings of $7.3 million decreased $5.1 million, or 41.1%, from the prior year. The unfavorable earnings change was primarily due to the negative impact of lower sales, partially offset by favorable product mix and lower operating costs resulting from previously announced restructuring actions.

EMS segment sales in 2008 decreased $6.4 million, or 1.6%, from 2007. The decrease primarily resulted from expected end-of-life-driven lower sales to Hewlett-Packard and lower industrial market sales, partially offset by higher sales into defense and aerospace and communications markets, including the positive impact of the Orion Manufacturing, Inc. acquisition.

Our 2008 segment operating earnings of $12.4 million increased $2.2 million, or 21.4%, from 2007. Earnings were favorably impacted primarily by improved product mix from focusing on sales in higher margin markets, despite lower sales volume.

Sales in Geographic Regions

Our sales in 2009 increased in the Americas to 62% from 56% in 2008. The Asia-Pacific region accounted for 25% of total sales in 2009 and 31% in 2008. Sales in Europe were unchanged between 2009 and 2008 at 13%. The following table presents the percentage of net sales into each geographic region within each segment and consolidated:

	Components & Sensors			EMS			Consolidated Total		
Geographic Region	**2009**	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Americas	**38%**	44%	49%	**80%**	65%	56%	**62%**	56%	53%
Asia-Pacific	**37%**	29%	26%	**15%**	32%	40%	**25%**	31%	34%
Europe	**25%**	27%	25%	**5%**	3%	4%	**13%**	13%	13%
Total	**100%**	100%	100%	**100%**	100%	100%	**100%**	100%	100%

Discussion — Most Recent Three Years

The following table highlights significant information from our consolidated results of operations during the past three years:

($ in thousands except per share and other data)	Years Ended December 31, **2009**	2008	2007
Net sales	**$498,982**	$691,707	$685,945
Cost of goods sold	**400,142**	554,116	553,038
Restructuring-related charges	**—**	518	215
Gross margin	**98,840**	137,073	132,692
% of net sales	**19.8%**	19.8%	19.3%
Selling, general and administrative expenses	**67,119**	82,370	82,120
% of net sales	**13.5%**	11.9%	12.0%
Research and development expenses	**14,154**	18,306	15,896
% of net sales	**2.8%**	2.6%	2.3%
Restructuring and impairment charges	**2,243**	5,567	2,401
Goodwill impairment	**33,153**	—	—
Operating (loss) earnings	**(17,829)**	30,830	32,275
% of net sales	**(3.6)%**	4.5%	4.7%
Interest expense	**(1,878)**	(6,193)	(5,541)
Other (expense) income	**(707)**	1,618	3,300
(Loss) earnings before income taxes	**(20,414)**	26,255	30,034
Income tax expense (benefit)	**13,636**	(1,807)	(6,087)
Net (loss) earnings	**$ (34,050)[1]**	$ 28,062[2]	$ 23,947[3]
% of net sales	**6.8%**	4.1%	3.5%
Diluted (loss) earnings per share	**$ (1.01)[1]**	$ 0.81[2]	$ 0.66[3]

(1) 2009 net earnings included $33.2 million, or $0.98 per diluted share, of goodwill impairment charges, $9.1 million, or $0.27 per diluted share, for tax expense due to cash repatriation, $2.5 million, or $0.07 per diluted share, for a tax valuation allowance related to one of our foreign units and restructuring charges of $2.2 million, or $0.05 per diluted share.

(2) 2008 net earnings and diluted earnings per share include a net impact of $6.1 million, or $0.10 per diluted share, related to restructuring and restructuring-related charges as a result of a companywide restructuring

plan, $1.4 million, or $0.04 per diluted share, pertaining to a change in the tax law of a certain jurisdiction and $4.1 million, or $0.10 per diluted share, related to a reversal of tax reserves.

(3) 2007 net earnings and diluted earnings per share include a net impact of $2.6 million, or $0.05 per diluted share, related to restructuring and restructuring-related charges associated with the realignment of operations.

Net sales decreased $192.7 million in 2009, or 27.9%, from 2008 primarily due to significant decreases in sales of automotive products and lower computer market sales. Full-year EMS segment sales were lower by $113.5 million primarily from expected end-of-life driven lower sales to Hewlett-Packard and lower industrial market sales, partially offset by higher sales in the defense and aerospace and medical markets. Components and Sensors segment sales decreased $79.2 million from lower automotive product sales and lower electronic component sales for infrastructure applications.

Net sales increased $5.8 million in 2008, or 0.8%, from 2007, due to Components and Sensors sales increase of $12.2 million. The sales increase was primarily attributable to the acquisition of Tusonix, Inc. in January 2008, which increased sales by approximately $14.0 million and improved piezoelectric product sales of $5.0 million. Full-year sales of automotive sensors and actuators were down 1.6% as the impact of drastically lower automotive sales worldwide accelerated over the course of 2008 and was partially offset by the capture of new customers and new product introductions. Sales decreased $6.4 million in the EMS segment, driven by expected lower sales to Hewlett-Packard due to certain products going end-of-life and lower industrial market sales, partially offset by higher sales in defense and aerospace and communications markets, including the positive impact of the Orion Manufacturing, Inc. acquisition in March 2008.

Our 15 largest customers represented 51% of net sales in 2009, down from 53% in 2008 and 59% in 2007. We continue our efforts to broaden our business base through expansion in defense and aerospace, industrial and medical markets in the EMS segment and the diversification of automotive sensors and actuators and piezoelectric product offerings in the Components and Sensors segment. Sales to Hewlett-Packard represented less than 10% of net sales in 2009, 11% of net sales in 2008 and 17% of net sales in 2007.

Gross margins in 2009 decreased $38.2 million, or 27.9%, from 2008 due to a corresponding decrease in sales volume. Despite the negative impact of lower sales volumes and lower pension income, we were able to realize steady margins due to favorable product mix and the benefits of previously announced restructuring actions.

Gross margins in 2008 increased $4.4 million from 2007 due to favorable product mix and improved cost controls in both segments, partially offset by unfavorable absorption of fixed costs. Gross margins within the Components and Sensors segment were also positively impacted by the contribution from higher sales and higher pension income, partially offset by lower royalty income.

SG&A expenses were $67.1 million, or 13.5% of sales, in 2009 versus $82.4 million, or 11.9% of sales, in 2008. This significant reduction of $15.3 million reflects our proactive management of costs, including the benefits of previously announced restructuring actions and aggressive cost-cutting measures companywide.

SG&A expenses as a percentage of sales were 11.9% in 2008 and 12.0% in 2007. Legal and accounting fees occurring in 2007 were offset by expenses associated with acquisitions in 2008.

R&D expenses were $14.2 million in 2009 compared to $18.3 million in 2008 and $15.9 million in 2007. We continued our core R&D activities in these difficult economic times with investment in strategic, high-growth target markets. Our R&D activities are primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS segment are typically very low.

GAAP requires companies to test their recorded goodwill asset for impairment on an annual basis. We performed our annual impairment test as of December 31, 2008. The typical and traditional testing method requires determination of the fair value of the underlying assets by utilizing a discounted cash flow analysis based on our most current long-term financial forecasts, combined with a market approach which uses current industry information. In December, 2008, the SEC also suggested that a company's stock price and related market capitalization needed to be emphasized and reconciled to the traditional method of goodwill testing. During the fourth quarter of 2008, our market capitalization dropped below the net book value of our equity. We considered this difference while completing our annual goodwill impairment testing as of December 31, 2008. This test concluded that our goodwill was not impaired.

In light of a decline in CTS' market capitalization in the first quarter of 2009, we tested goodwill for impairment again at the end of March 2009. The goodwill testing performed indicated that impairment did exist and our goodwill asset of $33.2 million needed to be impaired. The goodwill impairment

charge did not affect our liquidity, current or future cash flows or debt covenants.

Operating loss in 2009 was $17.8 million, compared to operating earnings of $30.8 million in 2008, primarily due to a $33.2 million goodwill impairment charge in the first quarter of 2009. Also included were $2.2 million and $6.1 million of restructuring and restructuring-related costs for the years ended December 31, 2009 and December 31, 2008, respectively. Inflation did not have a significant impact on our 2009 results and we do not expect inflation to have a significant impact on our future results of operations.

Operating earnings in 2008 decreased to $30.8 million, or 4.5% of sales, from $32.3 million, or 4.7% of sales, in 2007 primarily due to higher restructuring and research and development expenses, as discussed above, partially offset by higher gross margins.

Interest and other expense in 2009 was $2.6 million versus $4.6 million in 2008. Compared to the prior year, interest expense decreased $4.3 million from lower outstanding debt balances and lower interest rates. Foreign currency exchange losses were $1.1 million in 2009 versus $1.3 million in 2008.

Interest and other expense in 2008 was $4.6 million versus $2.2 million in 2007. Compared to 2007, interest expense increased $0.7 million from higher outstanding debt balances. Foreign currency exchange losses were $1.3 million in 2008 versus a gain of $1.1 million in 2007.

The effective tax rate for 2009 was (66.79%). Income tax expense in the amount of $13.6 million was recorded during 2009. This amount included a tax expense of $9.1 million related to our cash repatriation. Of this $9.1 million, approximately $8.6 million was a non-cash expense. Additionally, the $13.6 million includes a valuation allowance charge of $2.5 million related to one of our Asian tax jurisdictions and a tax benefit of $0.2 million related to goodwill impairment.

Our 2008 effective tax rate was (6.87%) compared to 20.27% in 2007. The 2008 rate includes a tax benefit for the reversal of a valuation allowance related to one of our Asian tax jurisdictions, the implementation of the fifth protocol of the Canada-U.S. tax treaty, a greater portion of earnings coming from lower tax rate jurisdictions and foreign tax holidays. These holidays, unless extended, are scheduled to expire in 2009-2011.

Net loss was $34.1 million, or $1.01 per share, in 2009 compared with net earnings of $28.1 million, or $0.81 per diluted share, in 2008. The 2009 loss per share included $0.98 of goodwill impairment charges, $0.27 for tax expense due to our cash repatriation, $0.07 for a tax valuation allowance related to one of our foreign units and restructuring charges of $0.05. Net earnings in 2008 included a net impact of $6.1 million, or $0.10 per diluted share, related to restructuring and restructuring-related charges as a result of a company-wide restructuring plan, $1.4 million, or $0.04 per diluted share, pertaining to a change in the tax law of a certain jurisdiction and $4.1 million, or $0.10 per diluted share, related to a reversal of tax reserves.

Restructuring and Restructuring-Related Charges

In March 2009, we initiated certain restructuring actions to reorganize certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 268 positions and were completed in the first quarter of 2009. We incurred approximately $2.2 million of restructuring costs associated with these actions. Of the restructuring and restructuring-related costs incurred, $2.1 million relates to the Components and Sensors segment and $0.1 million relates to the EMS segment.

In September 2008, we initiated certain restructuring actions to transfer and consolidate certain operations to improve our cost structure. These actions resulted in the elimination of approximately 400 positions and the write-off of certain leasehold improvements during the second half of 2008. These actions were substantially complete in December 2008. We incurred approximately $5.5 million in restructuring and restructuring-related costs as a result of these actions. Of the restructuring and restructuring-related costs incurred, $4.8 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment.

In November 2007, we announced a realignment of operations intended to create synergies by enhancing our shared services model to include manufacturing support functions at locations that serve more than one business. In addition, certain production lines were transferred to better serve key customers and leverage existing capacity. The realignment process was completed in the second quarter of 2008. As a result of this realignment, we incurred approximately $2.6 million and $0.6 million in restructuring and restructuring-related costs in 2007 and 2008, respectively. Of the restructuring and restructuring-related costs incurred, $0.9 million relates to the Components and Sensors segment and $2.3 million relates to the EMS segment.

See Note O, "Restructuring Charges", to our consolidated financial statements for further discussion.

Fair Value Measurements

Our non-financial assets that were measured and recorded at fair value on a non-recurring basis consisted of goodwill, intangible assets other than goodwill and long-lived assets. Such assets were classified as Level 3 within the fair value hierarchy. The fair value of these assets were determined using both an income approach, such as discounted cash flow analysis, and a market approach which uses current industry information. Refer to Note C, "Fair Value Measurements", to our consolidated financial statements for further discussion.

Our financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. Our long-term debt consists of a revolving debt agreement. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. We estimated the fair value of its long-term debt to be $50.4 million, which is equal to its carrying value. There is a ready market for our revolving credit debt and is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. Refer to Note C, "Fair Value Measurements" for further discussion.

Liquidity and Capital Resources

Overview

Cash and cash equivalents were $51.2 million at December 31, 2009, compared to $44.6 million at December 31, 2008. Total debt decreased to $50.4 million on December 31, 2009 from $80.0 million on December 31, 2008 primarily due to settling $32.5 million of senior subordinated debentures in May 2009. Total debt as a percentage of total capitalization was 16.9% at the end of 2009, compared with 22.4% at the end of 2008. Total debt as a percentage of total capitalization is defined as the sum of notes payable, current portion of long-term debt and long-term debt as a percentage of total debt and shareholders' equity.

Working capital decreased by $9.4 million in 2009, primarily due to a decrease in accounts receivable of $22.5 million and a decrease in net inventory of $16.5 million, partially offset by an accounts payable decrease of $18.9 million and increased cash and cash equivalents of $6.5 million.

Cash Flow

Operating Activities

Net cash provided by operating activities was $46.6 million in 2009. Components of net cash provided by operating activities included a net loss of $34.1 million, restructuring and asset impairment charges of $35.4 million, depreciation and amortization expense of $19.5 million and net changes in assets and liabilities of $19.4 million, partially offset by an increase in prepaid pension asset of $8.5 million. The changes in assets and liabilities were primarily due to decreased accounts receivable of $24.0 million and decreased inventories of $17.1 million, partially offset by decreased accounts payable and accrued liabilities of $22.6 million.

Net cash provided by operations was $34.1 million in 2008. Components of net cash provided by operating activities included net earnings of $28.1 million, depreciation and amortization of $24.2 million and $5.6 million of restructuring charges, offset by an increase in the prepaid pension asset of $10.8 million and unfavorable changes in assets and liabilities of $12.6 million. The changes in assets and liabilities were due to decreased accounts payable and accrued liabilities of $26.7 million partially offset by decreased inventory of $9.6 million and decreased accounts receivable of $7.4 million.

Net cash provided by operations was $48.6 million in 2007. Components of net cash provided by operating activities included net earnings of $23.9 million, depreciation and amortization of $22.8 million and $2.4 million of restructuring charges, offset by an increase in the prepaid pension asset of $9.1 million and unfavorable changes in assets and liabilities of $0.7 million. The changes in assets and liabilities were primarily due to increased inventory of $12.8 million, partially offset by decreased accounts receivable of $5.4 million and increased accounts payable and accrued liabilities of $4.7 million.

Investing Activities

Net cash used in investing activities was $5.9 million in 2009, primarily for capital expenditures of $6.5 million partially offset by proceeds of $1.1 million received from the sale of an idle facility.

Net cash used in investing activities was $38.4 million in 2008, including $21.1 million paid for the acquisitions of Tusonix, Inc. and Orion Manufacturing, Inc. and $17.6 million of capital expenditures. See Note B, "Acquisitions", to our consolidated financial statements for further details on the acquisitions.

Net cash used in investing activities was $17.0 million in 2007, including capital expenditures of $16.1 million and a

$1.0 million payment for the purchase of Alpha Ceramics, Inc. See Note B, "Acquisitions", to our consolidated financial statements for further details on the acquisitions.

Free Cash Flow

The following table summarizes our free cash flow:

($ in millions)	Years Ended December 31, 2009	2008	2007
Net cash provided by operations	**$46.6**	$ 34.1	$ 48.6
Capital expenditures	**(6.5)**	(17.6)	(16.1)
Free cash flow	**$40.1**	$ 16.5	$ 32.5

Free cash flow is a non-GAAP financial measure that we define as net cash provided by operating activities less capital expenditures. The most directly comparable GAAP measure is net cash provided by operating activities. Management uses free cash flow to evaluate financial performance and in strategic planning, specifically for investing and financing decisions. Management believes free cash flow is a useful measure because it reflects the performance of our overall operations more accurately than net cash provided by operating activities and because it provides investors with the same results that management used as the basis for making decisions about the business. Free cash flow is not an indicator of residual cash available for discretionary spending because it does not take into account mandatory debt service or other non-discretionary spending requirements that are not deducted in the calculation of free cash flow. Management takes these limitations into account when using free cash flow to make investing and financing decisions.

Financing Activities

Net cash used by financing activities in 2009 was $34.6 million, primarily from settling $32.5 million of senior subordinated debentures in May 2009.

Net cash used by financing activities in 2008 was $2.1 million, which included $25.3 million paid to repurchase $27.5 million of our senior subordinated debentures at a discount, $7.0 million for the purchase of CTS common stock and dividend payments of $4.1 million, partially offset by $36.0 million of net proceeds from increased borrowing under our existing revolving credit agreement.

Net cash used by financing activities in 2007 was $17.5 million, which included $20.3 million for the purchase of CTS common stock, reductions in short-term notes payable of $4.4 million and $4.3 million in dividend payments partially offset by $11.1 million related to additional long-term debt.

Capital Resources

Refer to Note G, "Debt", to our consolidated financial statements for further discussion.

Long-term debt was comprised of the following at December 31:

($ in thousands)	2009	2008
Revolving credit agreement, weighted-average interest rate of 1.1% (2009) and 3.3% (2008), due in 2011	**$50,400**	$48,000
Convertible, senior subordinated notes at an effective interest rate of 7.0% and a coupon rate of 2.125%, due in 2024, net of discount of $512	—	31,988
	50,400	79,988
Less current maturities	—	—
Total long-term debt	**$50,400**	$79,988

On June 27, 2006, we entered into a $100 million, unsecured revolving credit agreement. Under the terms of the revolving credit agreement, we can expand the credit facility to $150 million, subject to participating banks' approval. There was $50.4 million and $48.0 million outstanding under the revolving credit agreement at December 31, 2009 and December 31, 2008, respectively. We had $46.8 million and $48.9 million available under this agreement, net of standby letters of credit of $2.8 million and $3.1 million at December 31, 2009 and December 31, 2008, respectively. Interest rates on the revolving credit agreement fluctuate based upon LIBOR and our quarterly total leverage ratio. We pay a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.15 percent per annum at December 31, 2009. The revolving credit agreement requires, among other things, that we comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. We were in compliance with all debt covenants at December 31, 2009. The revolving credit agreement requires us to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year-end. Additionally, the revolving agreement contains restrictions limiting our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with subsidiaries and affiliates; and repurchase stock and

pay dividends. The revolving credit agreement expires in June 2011.

In May 2009, we settled the $32.5 million in aggregate principal amount of senior subordinated debentures ("2.125% Debentures"). These unsecured debentures bore interest at an annual rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024. The 2.125% Debentures were convertible, under certain circumstances, into CTS common stock at a conversion price of $15.00 per share which was equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes.

In May 2008, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2008 we repurchased 22,500 shares at a total cost of $0.2 million. No repurchases were made in 2009.

In June 2007, our Board of Directors authorized a program to repurchase up to two million shares of our common stock in the open market. The authorization expired on June 30, 2009. Reacquired shares were used to support equity-based compensation programs and for other corporate purposes. Since June 30, 2007, we have repurchased 2,000,000 shares at a total cost of $22.2 million under this program.

We have historically funded our capital and operating needs primarily through cash flows from operating activities, supported by available credit under our bank credit agreements. We believe that expected positive cash flows from operating activities and available borrowings under our current credit agreements will be adequate to fund our working capital, capital expenditures and debt service requirements for at least the next twelve months. However, we may choose to pursue additional equity and/or debt financing to provide additional liquidity and/or fund acquisitions.

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2009, are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period			
($ in millions)	Total	2010	2011-2012	2013-2014	2015-beyond
Long-term debt, including interest	$ 51.1	$ 0.5	$50.6	$—	$ —
Lease payments	28.3	7.0	9.9	5.3	6.1
Obligations related to uncertain tax positions	4.0	0.2	0.1	0.1	3.6
Purchase obligations	—	—	—	—	—
Retirement obligations	17.0	3.4	6.1	2.8	4.7
Total	$100.4	$11.1	$66.7	$8.2	$14.4

Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We purchase direct materials, generally related to customer orders, for production occurring at our manufacturing facilities around the world. These goods are secured using purchase orders, either blanket or discrete. Purchase orders commit us to take delivery of the quantities ordered generally over a specified delivery schedule. Our standard purchase order terms and conditions state that, should we cancel an order, we will reimburse our supplier only for the costs already incurred at the time of cancellation. Our purchase order cancellations generally occur due to order cancellation by a customer. If a customer cancels its order, our standard terms of sale provide for reimbursement of costs, including those related to our purchase orders. Therefore, these commitments are not included in purchase obligations.

Retirement obligations include defined benefit and other post-retirement benefits. Please refer to Note H, "Retirement Plans", and Note A, "Summary of Significant Accounting Policies", to our consolidated financial statements for additional information related to the retirement plans, including important assumptions.

We utilize a market-related approach in deriving the fair value of plan assets. We do not expect any significant change in the approach in 2010. For plan asset allocation details, please refer to Note H, "Retirement Plans", to our consolidated financial statements. We do not expect to make changes to the asset allocation in 2010. However, we may elect to make changes to the asset allocation based on the performance of different asset categories after conducting

investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

During 2009, actual returns on plan assets deviated significantly from expected returns on plan assets. The deviation between expected and actual returns was primarily due to improving market conditions with asset value recovering approximately half of 2008 losses. We do not expect to make any cash contributions to the U.S. defined benefit plans in the foreseeable future.

We have no off-balance sheet arrangements that have a material current effect or are reasonably likely to have a material future effect on our financial condition or changes in our financial condition.

2010 Outlook

Looking ahead to 2010, we remain cautiously optimistic and barring any major economic downturn or unusual discreet items, we anticipate full-year 2010 sales to increase in the range of 10% to 15% over 2009 and diluted earnings per share to be in the range of $0.45 to $0.53. This estimate includes reinstatement of certain temporary salary and benefit reductions taken in 2009 and an increase in R&D activities to support new product introductions, including the launch of sensor and actuator products for diesel and commercial market applications. Our 2010 effective tax rate is expected to be in the range of 21% to 23%. First quarter results are expected to show normal seasonality with gradual improvements during the year.

Subsequent Events

In early 2010, Toyota Motor Corporation ("Toyota"), whose subsidiaries CTS has supplied accelerator pedal assemblies since the 2005 model year, announced a voluntary recall of eight vehicle models and temporarily suspended production and sales of those models due to what Toyota described as "a rare set of conditions which may cause the accelerator pedal to be come harder to depress, slower to return or, in the worst case, stuck in a partially depressed position." Approximately 2.3 million vehicles in North America and up to 1.8 million in Europe were involved in the recall. We manufacture all pedal assemblies to specifications approved by the customer, including Toyota. Shortly after issuing the voluntary recall, Toyota requested that we manufacture all pedal assemblies to a design different than that involved in the recall.

No accidents, injuries, or deaths have been proven directly or proximately to result from slow returning or sticking CTS-manufactured pedals. We are aware that we have been named a defendant in lawsuits stemming from allegations of problems with Toyota vehicles, and additional lawsuits may follow. We are responding to an inquiry from the National Highway Traffic Safety Administration ("NHTSA") regarding CTS-manufactured Toyota pedal assemblies, with which we are fully cooperating. One United States Attorney and the Securities and Exchange Commission have issued subpoenas to us regarding the facts and circumstances surrounding the Toyota voluntary pedal recall.

In February 2010, we entered into a good faith agreement with Toyota whereby Toyota agreed that it will indemnify, defend, and hold us harmless from, and the parties will cooperate in the defense of, third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles. This agreement applies to lawsuits that are currently pending and those subsequently commenced in which we are named as a defendant. Covered claims include personal injury, property damage, diminution of value, breach of warranty, and violation of consumer protection laws or unfair business practices because of alleged defects in the accelerator in Toyota and Lexus vehicles. The agreement does not cover costs or liabilities in connection with government investigations, government hearings, or government recalls. Toyota will be obligated to continue to defend us in the event it is determined we acted negligently in selecting materials or processes where we had sole control over the selection process, in failing to meet Toyota's specifications, or in making unapproved changes in component design or materials, and such negligence caused or contributed to the claim. We, however, will be responsible for any judgment that may subsequently be rendered against us individually, or any portion of a judgment that may be allocated to us, limited to those damages as are collectible from our insurers. If any claims pertaining to indemnity or contribution, including claims related to our negligence, arise among the parties to the agreement, the parties will engage in good faith negotiations to resolve. If the parties cannot resolve the dispute, they will submit the dispute to arbitration, with Toyota's recovery limited to those damages as are collectible from our insurers.

Recent Accounting Pronouncements

ASC 715-20-5-1, "Compensation — Retirement Benefits"

In December 2008, the FASB issued ASC 715-20-5-1, "Compensation — Retirement Benefits", ("ASC 715-20-5-1") which expands the disclosures required by employers for postretirement plan assets. ASC 715-20-5-1 requires plan sponsors to provide extensive new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks. In addition, this ASC

requires new disclosures similar to those in ASC 820-10, "Fair value Measurements", in terms of the three-level fair value hierarchy, including a reconciliation of the beginning and ending balances of plan assets that fall within Level 3 of the hierarchy. ASC 715-20-5-1 is effective for periods ending after December 15, 2009. We adopted the provisions of ASC 715-20-5-1 for the year ended December 31, 2009. These provisions did not have a material impact on our financial statements.

ASC 825-10-65, "Financial Instruments — Transition and Open effective Date Information"

In April 2009, the FASB issued ASC 825-10-65, "Financial Instruments — Transition and Open effective Date Information", that requires fair value disclosures of financial instruments for interim reporting periods for publicly traded companies as well as in annual financial statements. The provisions also require these disclosures in summarized financial information at interim reporting periods and is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. These provisions did not have a material impact on our financial statements.

ASC 855, "Subsequent Events"

In May 2009, the FASB issued ASC 855, "Subsequent Events". The objective of these provisions are to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The provisions discuss two types of subsequent events: (1) events that provide additional evidence about conditions that existed at the date of the balance sheet, and is recognized in the financial statements; and (2) events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before financial statements are issued or are available to be issued, and not recognized at the balance sheet date. An entity shall also disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The requirements are effective for interim and annual financial periods ending after June 15, 2009. The requirements did not have a material impact on our consolidated financial statements. Refer to Note, P, "Subsequent Events", to our consolidated financial statements for further discussion.

ASU 2009-05, "Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value"

In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value" ("ASU 2009-05"), that provides amendments to ASC Subtopic 820-10, "Fair Value Measurements and Disclosures — Overall", for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted market price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that uses: (a) the quoted price of the identical liability when traded as an asset; and (b) quoted prices for similar liabilities or similar liabilities when traded as assets; and (2) another valuation technique that is consistent with the principles of Topic 820, "Fair Value Measurements". Two examples of such techniques would be an income approach (such as a present value technique), or a market approach (such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after August 2009 and therefore we adopted these provisions. The provisions of ASU 2009-05 did not have a material impact on our consolidated financial statements.

ASU 2010-06, "Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements"

In January 2010, the FASB issued ASU 2010-06, "Value Measurements and Disclosures — Improving Disclosures about Fair value Measurements" ("ASU 2010-06"), that amends ASC Subtopic 820-10, "Fair Value Measurements and Disclosures — Overall", and requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy. These disclosures and clarification are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We do not expect the provisions of ASU 2010-06 to have a material impact on our consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders CTS Corporation

We have audited the accompanying consolidated balance sheets of CTS Corporation (an Indiana corporation) and Subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of (loss)/earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule II — Valuation and Qualifying Accounts as of December 31, 2009 and 2008. We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements and financial statement schedule included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note G to the consolidated financial statements, the Company adopted new accounting guidance on January 1, 2009 related to the accounting for debt with conversion and other options. This accounting change was applied retrospectively to all periods presented.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by COSO.

/s/ GRANT THORNTON

Chicago, Illinois
February 23, 2010

CONSOLIDATED STATEMENTS OF (LOSS)/EARNINGS

(In thousands of dollars except per share amounts)

	Years Ended December 31,		
	2009	2008*	2007*
Net sales	**$498,982**	$691,707	$685,945
Costs and expenses:			
Cost of goods sold	**400,142**	554,634	553,253
Selling, general and administrative expenses	**67,119**	82,370	82,120
Research and development expenses	**14,154**	18,306	15,896
Restructuring and impairment charges — Note O	**2,243**	5,567	2,401
Goodwill impairment	**33,153**	—	—
Operating (loss)/earnings	**(17,829)**	30,830	32,275
Other (expense)/income:			
Interest expense	**(1,878)**	(6,193)	(5,541)
Interest income	**156**	1,421	2,052
Other	**(863)**	197	1,248
Total other expense	**(2,585)**	(4,575)	(2,241)
(Loss)/earnings before income taxes	**(20,414)**	26,255	30,034
Income tax expense/(benefit) — Note J	**13,636**	(1,807)	6,087
Net (loss)/earnings	**$ (34,050)**	$ 28,062	$ 23,947
Net (loss)/earnings per share — Note D			
Basic	**$ (1.01)**	$ 0.83	$ 0.67
Diluted	**$ (1.01)**	$ 0.81	$ 0.66

* *The Consolidated Statements of Earnings for the years ended December 31, 2008 and 2007 were adjusted from the previously filed 10-K to comply with the provisions of Accounting Standards Codification ("ASC") 470-20, "Debt with Conversion and Other Options".*

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars except share amounts)

	December 31, 2009	December 31, 2008*
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 51,167**	$ 44,628
Accounts receivable, less allowances (2009 — $2,119, 2008 — $2,165)	**71,718**	94,175
Inventories, net Finished goods	**7,220**	7,813
Work-in-process	**12,941**	16,246
Raw materials	**34,187**	46,808
Total inventories, net	**54,348**	70,867
Current deferred tax asset — Note J	**10,367**	8,073
Other current assets	**6,135**	8,099
Total current assets	**193,735**	225,842
Property, plant and equipment		
Land	**2,998**	2,998
Buildings	**96,776**	96,133
Machinery and equipment	**245,997**	249,475
Total property, plant and equipment	**345,771**	348,606
Accumulated depreciation	**(264,651)**	(257,850)
Net property, plant and equipment	**81,120**	90,756
Other assets		
Prepaid pension asset — Note H	**29,373**	18,756
Goodwill — Note E	**500**	33,150
Other intangible assets, net — Note E	**33,938**	36,927
Deferred income taxes — Note J	**68,331**	82,101
Other assets	**660**	910
Total other assets	**132,802**	171,844
Total Assets	**$ 407,657**	$ 488,442
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable — Note F	**$ —**	$ —
Accounts payable	**52,344**	71,285
Accrued salaries, wages and vacation	**12,980**	14,316
Income taxes payable	**2,843**	6,592
Other accrued liabilities	**22,349**	21,048
Total current liabilities	**90,516**	113,241
Long-term debt — Note G	**50,400**	79,988
Other long-term obligations — Notes H and J	**19,287**	17,740
Contingencies — Note M	**—**	—
Shareholders' Equity		
Preferred stock — authorized 25,000,000 shares without par value; none issued	**—**	—
Common stock — authorized 75,000,000 shares without par value; 54,213,931 shares issued at December 31, 2009 and 54,031,844 shares issued at December 31, 2008	**282,491**	280,266
Additional contributed capital	**37,675**	37,148
Retained earnings	**317,582**	355,694
Accumulated other comprehensive loss	**(93,285)**	(98,626)
	544,463	574,482
Cost of common stock held in treasury (2009 and 2008 — 20,320,759 shares — Note K)	**(297,009)**	(297,009)
Total shareholders' equity	**247,454**	277,473
Total Liabilities and Shareholders' Equity	**$ 407,657**	$ 488,442

* *The Consolidated Balance Sheet at December 31, 2008 was adjusted from the previously filed 10-K to comply with the provisions of ASC 470-20, "Debt with Conversion and Other Options".*

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Years Ended December 31, 2009	2008*	2007*
Cash flows from operating activities:			
Net earnings	**$ (34,050)**	$ 28,062	$ 23,947
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**19,531**	24,178	22,818
Prepaid pension asset	**(8,548)**	(10,788)	(9,122)
Amortization of retirement benefit adjustments — Note H	**5,359**	2,237	3,944
Equity-based compensation — Note I	**3,555**	3,375	3,295
Deferred income taxes — Note J	**5,987**	(5,902)	596
Goodwill impairment	**33,153**	—	—
Restructuring charge — Note O	**2,243**	5,567	2,401
Changes in assets and liabilities, net of effects from acquisitions			
Accounts receivable	**24,023**	7,377	5,357
Inventories	**17,078**	9,585	(12,812)
Accounts payable	**(19,761)**	(16,181)	6,011
Accrued liabilities	**(2,843)**	(10,514)	(1,307)
Income taxes payable	**(4,284)**	(422)	2,246
Other	**5,153**	(2,475)	1,229
Total adjustments	**80,646**	6,037	24,656
Net cash provided by operations	**46,596**	34,099	48,603
Cash flows from investing activities:			
Proceeds from sale of assets	**1,356**	308	65
Capital expenditures	**(6,537)**	(17,647)	(16,058)
Payment for acquisitions, net of cash acquired — Note B	—	(21,054)	(1,028)
Earnout payments related to 2008 acquisition	**(750)**	—	—
Net cash used in investing activities	**(5,931)**	(38,393)	(17,021)
Cash flows from financing activities:			
Borrowings of long-term debt	**2,902,600**	1,662,550	94,600
Payments of long-term debt	**(2,932,700)**	(1,651,823)	(83,457)
Borrowings of short-term notes payable	**9,206**	6,426	47,571
Payments of short-term notes payable	**(9,206)**	(7,426)	(51,996)
Purchase of treasury stock	—	(7,037)	(20,344)
Dividends paid	**(4,056)**	(4,063)	(4,279)
Other	**(438)**	(719)	381
Net cash used in financing activities	**(34,594)**	(2,092)	(17,524)
Effect of exchange rate changes on cash	**468**	(1,854)	180
Net increase/(decrease) in cash and cash equivalents	**6,539**	(8,240)	14,238
Cash and cash equivalents at beginning of year	**44,628**	52,868	38,630
Cash and cash equivalents at end of year	**$ 51,167**	$ 44,628	$ 52,868
Supplemental cash flow information			
Cash paid during the year for:			
Interest	**$ 1,056**	$ 3,315	$ 2,532
Income taxes — net	**$ 8,480**	$ 4,821	$ 2,301

** The Consolidated Statement of Cash Flows at December 31, 2008 and 2007 were adjusted from the previously filed 10-K to comply with the provisions of ASC 470-20, "Convertible Debt and Other Options".*

Supplemental schedule of non-cash investing and financing activities:

Refer to Note B, "Acquisitions", for further discussion on non-cash investing and financing activities.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of dollars, except share and per share amounts)

	Common Stock	Additional Contributed Capital*	Retained Earnings*	Accumulated Other Comprehensive Earnings (Loss)	Comprehensive Earnings (Loss)	Treasury Stock	Total
Balances at January 1, 2007	$276,553	$34,891	$311,962	$(31,283)		$(269,516)	$322,607
Net earnings			23,947		23,947		23,947
Cumulative translation adjustment				486	486		486
Other comprehensive income, net of Tax							
Prior service costs				152	152		152
Unrecognized loss				837	837		837
Comprehensive earnings					$ 25,422		
Cash dividends of $0.12 per share			(4,234)				(4,234)
Returned 2,000 shares on restricted stock and cash bonus plan — net	27	38				(65)	—
Issued 50,400 shares on exercise of stock option — net	1,889						1,889
Exchanged 3,551 shares for stock options						(46)	(46)
Issued 199,087 shares on vesting of restricted stock units	447	(2,723)					(2,276)
Acquired 1,705,200 shares for treasury stock						(20,345)	(20,345)
Tax benefits on exercise of options		54					54
Stock compensation		3,295					3,295
Balances at December 31, 2007	$278,916	$35,555	$331,675	$(29,808)		$(289,972)	$326,366
Net earnings			28,062		28,062		28,062
Cumulative translation adjustment				(9,111)	(9,111)		(9,111)
Other comprehensive income, net of Tax							
Prior service costs				324	324		324
Unrecognized loss				(60,031)	(60,031)		(60,031)
Comprehensive earnings					$(40,756)		
Cash dividends of $0.12 per share			(4,043)				(4,043)
Issued 7,100 shares on exercise of stock option — net	61						61
Issued 105,011 shares on vesting of restricted stock units	1,289	(1,724)					(435)
Acquired 714,300 shares for treasury stock						(7,037)	(7,037)
Tax cost on exercise of options		(58)					(58)
Stock compensation		3,375					3,375
Balances at December 31, 2008	$280,266	$37,148	$355,694	$(98,626)		$(297,009)	$277,473
Net loss			(34,050)		(34,050)		(34,050)
Cumulative translation adjustment				3,299	3,299		3,299
Other comprehensive income, net of tax							
Prior service costs				(252)	(252)		(252)
Unrecognized gain				2,294	2,294		2,294
Comprehensive Loss					$(28,709)		
Cash dividends of $0.12 per share			(4,062)				(4,062)
Issued 181,947 shares on vesting of restricted stock units	2,225	(2,590)					(365)
Tax cost on vesting of restricted stock units		(438)					(438)
Stock compensation		3,555					3,555
Balances at December 31, 2009	$282,491	$37,675	$317,582	$(93,285)		$(297,009)	$247,454

* *The Consolidated Statements of Shareholders' Equity for the years ended December 31, 2008 and 2007 were adjusted from the previously filed 10-K's to comply with the provisions of Accounting Standards Codification ("ASC") 470-20, "Debt with Conversion and Other Options".*

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — Summary of Significant Accounting Policies

Business: CTS Corporation ("CTS" or the "Company") is a global manufacturer of electronic components and sensors and a supplier of electronic manufacturing services. The Company designs, manufactures, assembles, and sells a broad line of electronic components and sensors and provides electronic manufacturing services primarily to original equipment manufacturers ("OEMs"). CTS operates manufacturing facilities located throughout North America, Asia and Europe and services major markets globally.

Principles of Consolidation: The consolidated financial statements include the accounts of CTS Corporation and its wholly owned subsidiaries. Refer to Note B, "Acquisitions", for a discussion of the acquisitions made by CTS. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity within the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Foreign Currencies: The financial statements of CTS' non-U.S. subsidiaries, except the U.K. subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net (loss)/earnings. CTS' Consolidated Statements of (Loss)/Earnings includes approximately $1.1 million of foreign currency loss for the year ended December 31, 2009, $1.3 million of foreign currency loss for the year ended December 31, 2008, and $1.1 million of foreign currency gain for the year ended December 31, 2007.

The assets and liabilities of CTS' U.K. subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the "accumulated other comprehensive earnings (loss)" component of shareholders' equity. Statement of earnings accounts are translated at the average rates during the period.

Comprehensive Earnings/(Loss): The components of comprehensive earnings/(loss) for CTS include foreign currency translation adjustments, unrecognized pension losses and prior service costs, and net earnings, and are reported within the Consolidated Statements of Shareholders' Equity in the columns titled "Comprehensive Earnings (Loss)" and "Accumulated Other Comprehensive Earnings (Loss)".

The table below shows the components of accumulated other comprehensive earnings (loss) at December 31:

($ in thousands)	**2009**	2008
Accumulated translation	**$ 1,876**	$ (1,423)
Unrecognized amounts relating to benefit plans:		
Net loss	**(93,267)**	(95,561)
Prior service costs	**(1,894)**	(1,642)
Accumulated other comprehensive loss	**$(93,285)**	$(98,626)

Revenue Recognition: Substantially all of CTS' revenues are from product sales. CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed and determinable, and collection of the related receivable is probable, which is generally at the time of shipment. The Company has agreements with its distributors that provide limited rights of return within a limited time and protection against price reductions initiated by the Company. The effect of these programs is estimated based on historical experience and current economic conditions and provisions are recorded at the time of shipment. CTS customers typically have a right to return products that they consider to be defective. Revenue is recorded net of estimated returns of products, based on management's analysis of historical returns, current economic trends, and changes in customer demands. All fees billed to the customer for shipping and handling is classified as a component of net revenues. All costs associated with shipping and handling is classified as a component of cost of sales. Provisions for returns and other adjustments are provided for in the same period the related sales are recorded based on experience and other relevant factors. CTS classifies sales taxes on a net basis in its consolidated financial statements.

Concentration of Credit Risk: The majority of cash and cash equivalents, is maintained in U.S. dollar demand deposits, AAA money market mutual funds, and in U.S. government securities, with the remainder maintained with several major financial institutions. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, industrial, and defense and aerospace markets,

primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. The allowance for doubtful accounts is based on management's estimates of the collectability of its accounts receivable after analyzing historical bad debts, customer concentrations, customer credit worthiness, and current economic trends. Uncollectible trade receivables are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted. Sales to any single customer did not exceed 10% of total net sales for the year ended December 31, 2009. Sales to Hewlett-Packard Company ("Hewlett-Packard") were 11% of net sales for the year ended December 31, 2008 and 17% of net sales for the year ended December 31, 2007. Amounts due from Hewlett-Packard were $7 million at December 31, 2008. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Research and Development: Research and development costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes. Research and development costs also include the implementation of the new knowledge through design, testing of product alternatives, or construction of prototypes. CTS expenses all research and development costs as incurred.

(Loss)/Earnings Per Share: Basic (loss)/earnings per share excludes any dilution and is computed by dividing net (loss)/earnings available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted (loss)/earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in CTS' earnings. Diluted (loss)/earnings per share is computed by dividing net (loss)/earnings adjusted for the after-tax effect of interest on dilutive convertible debt by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted (loss)/earnings per share. Refer also to Note D, "(Loss)/Earnings Per Share".

Equity-Based Compensation: CTS recognizes expense related to the fair value of equity-based compensation awards in the Consolidated Statements of (Loss)/Earnings. CTS had stock options and restricted stock units outstanding at December 31, 2009. Refer to Note I, "Equity-Based Compensation", for further discussion.

The Company estimates the fair value of stock option awards on the date of grant using the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of the Company's stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of (Loss)/Earnings. The grant date fair value of restricted stock units is the closing price of CTS' stock on the date of grant. Both CTS' stock options and restricted stock units primarily have a graded-vesting schedule. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Cash and Cash Equivalents: CTS considers all highly liquid investments with maturities of three months or less from the purchase date to be cash equivalents. Cash includes cash held in domestic and foreign bank accounts. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Income Taxes: Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Valuation allowances are recorded related to deferred tax assets based on a "more likely than not" criteria.

The Company recognizes the benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Refer to Note J, "Income Taxes".

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gains or losses are included in operating earnings.

CTS assesses the carrying value of long-lived assets and the remaining useful lives whenever events or changes in circumstances indicate an impairment may have occurred. If the future cash flows (undiscounted and without interest) expected to result from the use of the related assets are less than the carrying value of such assets, an impairment charge may be required to reduce the carrying value of the long-lived assets to fair value.

Retirement Plans: CTS has various defined benefit and defined contribution retirement plans covering a majority of its employees. CTS' policy is to annually fund the defined benefit pension plans at or above the minimum required by law. CTS (1) recognizes the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in the Company's statement of financial position; (2) recognizes the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost as a component of other comprehensive income; and (3) measures defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position. Refer to Note H, "Retirement Plans".

Goodwill and Other Intangible Assets: CTS does not amortize goodwill, but tests it for impairment annually using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. During the first quarter of 2009, CTS' market capitalization dropped below the net book value of its equity, thus creating a triggering event. This difference was considered while determining if any goodwill impairment exists. The Company completed its impairment analysis during the first quarter of 2009, and determined that goodwill was impaired at the end of the first quarter of 2009. Accordingly, the Company wrote-off approximately $33.2 million of goodwill related to CTS' prior acquisitions in the first quarter of 2009. The impairment charge is reported as part of consolidated operating (loss)/earnings. CTS had approximately $0.5 million and $33.2 million of goodwill at December 31, 2009 and 2008, respectively.

Generally, CTS amortizes the cost of other finite-lived intangibles over a straight-line basis using their estimated useful lives except for the cost of intangibles acquired in the Tusonix, Inc. ("Tusonix") and Orion Manufacturing Inc. ("Orion") acquisitions which are amortized using a double-declining method over their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contribute to CTS' cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Refer to Note E, "Intangible Assets".

Financial Instruments: CTS' financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. CTS' long-term debt consists of a revolving debt agreement. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. CTS estimated the fair value of its long-term debt to be $50.4 million, which is equal to its carrying value. There is a ready market for CTS' revolving credit debt and is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. Refer to Note C, "Fair Value Measurements" for further discussion.

Amortization of Debt Issue Costs: CTS had debt issue costs that related to the Company's long-term debt and are being amortized over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.3 million in 2009, $0.5 million in 2008, and $0.6 million in 2007 and is included in interest expense in the accompanying Consolidated Statements of (Loss)/Earnings.

Treasury Stock: CTS uses the cost method to account for its common stock repurchases. No purchases were made during 2009.

Reclassifications: Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2009.

Recent Accounting Pronouncements

ASC 715-20-5-1, "Compensation — Retirement Benefits"

In December 2008, the FASB issued ASC 715-20-5-1, "Compensation — Retirement Benefits", ("ASC 715-20-5-1") which expands the disclosures required by employers for postretirement plan assets. ASC 715-20-5-1 requires plan sponsors to provide extensive new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks. In addition, this ASC requires new disclosures similar to those in ASC 820-10, 'Fair value Measurements", in terms of the three-level fair value hierarchy, including a reconciliation of the beginning and ending balances of plan assets that fall within Level 3 of the hierarchy. ASC 715-20-5-1 is effective for periods ending after December 15, 2009. We adopted the provisions of ASC 715-20-5-1 for the year ended December 31, 2009. These provisions did not have a material impact on CTS' financial statements.

ASC 825-10-65, "Financial Instruments — Transition and Open effective Date Information"

In April 2009, the FASB issued ASC 825-10-65, "Financial Instruments — Transition and Open effective Date Information", that requires fair value disclosures of financial instruments for interim reporting periods for publicly traded companies as well as in annual financial statements. The provisions also require these disclosures in summarized financial information at interim reporting periods and is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. These provisions did not have a material impact on CTS' financial statements.

ASC 855, "Subsequent Events"

In May 2009, the FASB issued ASC 855, "Subsequent Events". The objective of these provisions are to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The provisions discuss two types of subsequent events: (1) events that provide additional evidence about conditions that existed at the date of the balance sheet, and is recognized in the financial statements; and (2) events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before financial statements are issued or are available to be issued, and not recognized at the balance sheet date. An entity shall also disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The requirements are effective for interim and annual financial periods ending after June 15, 2009. The requirements did not have a material impact on CTS' consolidated financial statements. Refer to Note, P, 'Subsequent Events", to our consolidated financial statements for further discussion.

ASU 2009-05, "Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value"

In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value" ("ASU 2009-05"), that provides amendments to ASC Subtopic 820-10, "Fair Value Measurements and Disclosures — Overall", for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted market price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that uses: (a) the quoted price of the identical liability when traded as an asset; and (b) quoted prices for similar liabilities or similar liabilities when traded as assets; and (2) another valuation technique that is consistent with the principles of Topic 820, "Fair Value Measurements". Two examples of such techniques would be an income approach (such as a present value technique), or a market approach (such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after August 2009 and therefore we adopted these provisions. The provisions of ASU 2009-05 did not have a material impact on CTS' consolidated financial statements.

ASU 2010-06, "Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements"

In January 2010, the FASB issued ASU 2010-06, "Value Measurements and Disclosures — Improving Disclosures about Fair value Measurements" ("ASU 2010-06"), that amends ASC Subtopic 820-10, "Fair Value Measurements and Disclosures — Overall", and requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy. These disclosures and clarification are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. CTS does not expect the provisions of ASU 2010-06 to have a material impact on our consolidated financial statements.

NOTE B — Acquisitions

In 2008, CTS acquired, with cash, 100% of the outstanding capital stock of the following two entities for $21.1 million, net of $1.3 million cash received.

- Tusonix, based in Tucson, Arizona, a leader in the design and manufacture of ceramic electromagnetic interference and radio frequency interference ("EMI/RFI") filters; and
- Orion, based in San Jose, California, a contract electronics manufacturer.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition:

($ in thousands)	Tusonix At January 28, 2008	Orion At March 12, 2008	Total
Current assets	$ 6,517	$ 8,348	$14,865
Property, plant and equipment	4,792	785	5,577
Amortizable intangible assets	2,500	1,300	3,800
Goodwill	1,860	6,636	8,496
Other long-term assets	25	24	49
Fair value of assets acquired, including $1,295 cash acquired	15,694	17,093	32,787
Less fair value of liabilities acquired	3,204	7,234	10,438
Net assets acquired	12,490	9,859	22,349
Cash acquired	1,295	—	1,295
Net cash paid	$11,195	$ 9,859	$21,054

The acquisition of Tusonix expands CTS' technology and customer base within the Components and Sensors segment. The acquisition of Orion enables CTS' Electronic Manufacturing Services ("EMS") segment to achieve significant synergies by combining the Orion operation with the CTS operation in Santa Clara, California. It also expands CTS' customer base in certain target markets.

Under the terms of the Orion agreement, CTS may pay a contingent earn out of up to $1.75 million in cash, based on the achievement of certain financial targets in 2008 and 2009. Contingencies earned under the terms of this agreement will be recorded as an adjustment to the purchase price. Accordingly, CTS accrued $0.50 million and $0.75 million at December 31, 2009 and December 31, 2008, respectively.

These acquisitions were accounted for using the purchase method of accounting whereby the total purchase price was allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of these acquisitions are immaterial to CTS' results of operations.

CTS determined the purchase price allocations on the acquisitions based on estimates of the fair values of the assets acquired and liabilities assumed. These estimates were arrived at using recognized valuation techniques. The purchase price allocations for both acquisitions have been finalized as of March 29, 2009.

Goodwill recognized in those transactions amounted to $8.5 million and is not deductible for tax purposes. Of this goodwill, $6.6 million was assigned to the EMS segment and $1.9 million was assigned to the Components and Sensors segment. In December 2009, CTS recorded an additional $0.5 million of goodwill related to the Orion acquisition. In addition, CTS also recognized $2.5 million and $1.3 million of customer list intangibles for Tusonix and Orion, respectively. These intangibles will be amortized over a period of 15 years and 10 years for Tusonix and Orion, respectively. During the first quarter of 2009, CTS impaired $8.5 million of goodwill related to these acquisitions. Refer to Note C, "Fair Value Measurements", for further discussion.

In December 2007, CTS acquired certain assets and assumed certain liabilities of Alpha Ceramics, Inc. ("Alpha"), a privately held company, for $2.0 million. This business was acquired with $1.0 million cash on hand and incurrence of a $1.0 million liability. The results of operations have been included in the consolidated financial statements since that date. Alpha provides piezoceramic materials for sensor and transducer manufacturers in military and aerospace markets. The assets acquired include machinery and equipment, inventory, and certain intellectual property.

The acquisition was accounted for using the purchase method of accounting whereby the total purchase price was allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma

effects of the results of this acquisition are immaterial to CTS' results of operations.

NOTE C — Fair Value Measurements

Goodwill represents the excess of the cost of businesses acquired over the fair value of the assets acquired and liabilities assumed. CTS does not amortize goodwill, but tests it for impairment annually using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment or the component level if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Company performed its annual impairment test as of December 31, 2008 and concluded that no impairment existed at that date.

Generally accepted accounting principles stipulate that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below the carrying amount. A two-step method is used to measure the amount of an impairment loss. The first step requires the Company to determine the fair value of the reporting unit and compare that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including a discounted cash flow analysis (an income approach) and a market approach which uses current industry information. The second step requires the Company to determine the implied fair value of goodwill and measure the impairment loss as the difference between the book value of the goodwill and the implied fair value of the goodwill. The implied fair value of goodwill must be determined in the same manner as if CTS had acquired those reporting units.

During the fourth quarter of 2008, our market capitalization dropped below the net book value of our equity. We considered this difference while completing our annual goodwill impairment testing as of December 31, 2008. This test concluded that our goodwill was not impaired. In reaching our conclusion relative to this market capitalization difference, we used the average CTS stock price for a recent number of days prior to December 31, 2008 and a conservative control premium based on comparative market transactions in our industry. Our analysis assumed revenue growth of approximately eight% over an extended period of time.

In light of a decline in CTS' market capitalization in the first quarter of 2009, CTS determined that an interim impairment test was necessary at the end of the first quarter of 2009 for both of its reporting units, EMS and Components and Sensors. After completing step one of the prescribed test, CTS determined that the estimated fair values of both reporting units were less than their book values on March 29, 2009. CTS performed the step two test and concluded that the reporting units' goodwill were impaired. As a result, an impairment loss of $33.2 million was recorded in the first quarter of 2009. Of the $33.2 million impairment loss, $30.8 million was related to the EMS reporting unit and $2.4 million was related to the Components and Sensors reporting unit. This non-cash goodwill impairment has no impact on CTS' debt covenants.

The following table reconciles the beginning and ending balances of CTS' goodwill for the periods ended December 31, 2009 and December 31, 2008:

($ in thousands)	EMS	Components & Sensors	Total CTS
Balance at January 1, 2008	$ 24,144	$ 513	$ 24,657
Tusonix acquisition	—	1,857	1,857
Orion acquisition	6,636	—	6,636
Balance at December 31, 2008	30,780	2,370	33,150
Purchase accounting adjustment	—	3	3
Impairment loss — first quarter 2009	(30,780)	(2,373)	(33,153)
Addition to goodwill due to earn-out	500	—	500
Balance at December 31, 2009	$ 500	$ —	$ 500

The table below summarizes the non-financial assets that were measured and recorded at fair value on a non-recurring basis as of December 31, 2009 and the losses recorded during the period ended December 31, 2009 on those assets:

($ in thousands) Description	Carrying Value at December 31, 2009	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss For Year Ended December 31, 2009
Goodwill	$ 500	$—	$—	$ 500	$33,153
Intangible assets, other than goodwill	$33,938	$—	$—	$33,938	—
Long-lived assets	$81,120	$—	$—	$81,120	460
					$33,613

The fair value of intangible assets, other than goodwill, and long-lived assets were measured and recorded using an income approach. Projected future cash flows related to these assets were used under this approach to determine their fair values.

The table below summarizes the financial liability that was measured and recorded at fair value on a recurring basis as of December 31:

($ in thousands) Description	Carrying Value at December 31, 2009	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss For Year Ended December 31, 2009
Long-term debt	$50,400	$—	$50,400	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The fair value of long-term debt was measured and recorded using a market approach which uses current industry information.

NOTE D — (Loss)/Earnings Per Share

The table below provides a reconciliation of the numerator and denominator of the basic and diluted (loss)/earnings/ per share ("EPS") computations. Basic (loss)/earnings per share is calculated using the weighted average number of common shares outstanding as the denominator and net (loss)/earnings as the numerator. Diluted (loss)/earnings per share is calculated by adding all potentially dilutive shares to the weighted average number of common shares outstanding for the numerator. The if-converted method, whereby interest expense (on a net-of-tax basis) from the convertible senior subordinated debentures is added to net (loss)earnings for the numerator. All anti-dilutive shares are excluded from the computation of diluted (loss)/earnings per share.

The calculations below provide net earnings, average common shares outstanding, and the resultant (loss)/earnings per share for both basic and diluted EPS for the years ended December 31, 2009, 2008, and 2007.

($ in thousands, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount
2009			
Basic EPS	$(34,050)	33,823	$(1.01)
Effect of dilutive securities:			
Equity-based compensation plans	—	—	—
Convertible debt	—	—	—
Diluted EPS	$(34,050)	33,823	$(1.01)
2008			
Basic EPS	$ 28,062	33,728	$ 0.83
Effect of dilutive securities:			
Equity-based compensation plans	—	453	—
Convertible debt	2,433	3,683	—
Diluted EPS	$ 30,495	37,864	$ 0.81
2007			
Basic EPS	$ 23,947	35,498	$ 0.67
Effect of dilutive securities:			
Equity-based compensation plans	—	472	—
Convertible debt	2,519	4,000	—
Diluted EPS	$ 26,466	39,970	$ 0.66

The following table shows the securities that could potentially dilute EPS in the future, but have been excluded from the 2009, 2008, and 2007 diluted earnings per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

(Number of shares in thousands)	Years Ended December 31, 2009	2008	2007
Stock options	**1,179**	810	647
Restricted stock units	**1,103**	—	—
Securities related to the subordinated convertible debt	**738**	—	—

NOTE E — Intangible Assets

CTS has the following intangible assets as of December 31:

	2009		2008	
($ in thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Customer lists/relationships	**$51,084**	**(17,544)**	$51,084	$(15,038)
Patents	**10,319**	**(10,319)**	10,319	(9,886)
Other intangibles	**500**	**(102)**	500	(52)
Total	**61,903**	**(27,965)**	61,903	(24,976)
Goodwill	**500**	**—**	33,150	—
Total net intangible assets	**$62,403**	**(27,965)**	$95,053	$(24,976)

Of the total net intangible assets at December 31, 2009, $8.2 million relates to the EMS segment and $26.2 million relates to the Components and Sensors segment. The goodwill at December 31, 2009 relates to the EMS segment. Of the total net intangible assets at December 31, 2008, $39.5 million relates to the EMS segment and $30.6 million relates to the Components and Sensors segment. Of the $33.2 million of goodwill at December 31, 2008, $30.8 million relates to the EMS segment and $2.4 million relates to the Components and Sensors segment.

CTS recorded amortization expense of $3.0 million, $3.6 million, and $3.1 million for the years ended December 31, 2009, 2008, and 2007, respectively. The weighted average remaining amortization period for the amortizable intangible assets is 16.1 years. CTS estimates annual amortization expense of $2.5 million in 2010, and $2.4 million in years 2011 through 2014.

NOTE F — Notes Payable

CTS had line of credit arrangements of $20.4 million and $12.6 million at December 31, 2009 and 2008, respectively. No amount was outstanding at December 31, 2009 and 2008. These arrangements are generally subject to annual renewal and renegotiation, have no financial covenants, and may be withdrawn at the banks' option. The majority of the line of

credit arrangements at December 31, 2009 are unsecured. However, one line of credit for $0.7 million is secured by the land and building in Thailand. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 2.5% in 2009 and 3.6% in 2008.

NOTE G — Debt

Long-term debt was comprised of the following at December 31:

($ in thousands)	2009	2008
Revolving credit agreement, weighted-average interest rate of 1.1% (2009) and 3.3% (2008), due in 2011	**$50,400**	$48,000
Convertible, senior subordinated debentures at an effective interest rate of 7.0% and a coupon rate of 2.125%, due in 2024, net of discount of $512	—	31,988
	50,400	79,988
Less current maturities	—	—
Total long-term debt	**$50,400**	$79,988

On June 27, 2006, CTS entered into a $100 million, unsecured revolving credit agreement. Under the terms of the revolving credit agreement, CTS can expand the credit facility to $150 million, subject to participating banks' approval. There was $50.4 million and $48.0 million outstanding under the revolving credit agreement at December 31, 2009 and December 31, 2008, respectively. CTS had $46.8 million and $48.9 million available under this agreement at December 31, 2009 and December 31, 2008, net of standby letters of credit of $2.8 million and $3.1 million, respectively. Interest rates on the revolving credit agreement fluctuate based upon LIBOR and the Company's quarterly total leverage ratio. CTS pays a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.15 percent per annum at December 31, 2009. The revolving credit agreement requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. CTS was in compliance with all debt covenants at December 31, 2009. The revolving credit agreement requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year-end. Additionally, the revolving agreement contains restrictions limiting CTS' ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS' subsidiaries and affiliates; and the amounts allowed for stock repurchases and dividend payments. The revolving credit agreement expires in June 2011.

In May 2009, CTS settled the $32.5 million in aggregate principal amount of senior subordinated debentures ("2.125% Debentures"). These unsecured debentures bore interest at an annual rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024. The 2.125% Debentures were convertible, under certain circumstances, into CTS common stock at a conversion price of $15.00 per share, which was equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes.

In May 2008, the FASB issued ASC 470-20, "Debt with Conversion and Other Options", that required issuers of such instruments to separately account for the liability and equity components in a manner that will reflect the entity's non-convertible debt borrowing rate when interest cost is recognized in subsequent periods. This accounting change must be applied retrospectively to all past periods presented even if the instrument has matured, has been converted, or has otherwise been extinguished as of the effective date of January 1, 2009. CTS adopted these provisions in relation to its 2.125% subordinated debentures effective January 1, 2009.

The cumulative effect as of January 1, 2009 of the change in accounting principle was a decrease to long-term debt of approximately $0.5 million for the discount on the subordinated notes, an increase to additional contributed capital of approximately $7.0 million, a decrease to retained earnings of approximately $6.7 million and an increase to deferred tax liability of approximately $0.2 million. Interest expense for the year ended December 31, 2008 was adjusted to reflect amortization of the convertible debt discount. The following table summarizes the effects of adoption on CTS' Statement of Earnings for the year ended December 31, 2008:

	December 31, 2008		
($ in thousands)	As Originally Reported	As Adjusted	Effect of Change in Accounting Principle
Total other (expense)/income	$(1,535)	$(4,574)	$(3,039)
Tax benefit	$ (591)	$(1,807)	$(1,216)
Net earnings	$29,886	$28,062	$(1,824)
Earnings per share — basic	$ 0.89	$ 0.83	$ (0.06)
Earnings per share-fully diluted	$ 0.81	$ 0.81	$ —

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

($ in thousands)	December 31, 2007 As Originally Reported	As Adjusted	Effect of Change in Accounting Principle
Total other income/(expense)	$ 200	$ (2,241)	$(2,441)
Tax expense	$ 7,063	$ 6,087	$ (976)
Net earnings	$25,412	$23,947	$(1,465)
Earnings per share — basic	$ 0.72	$ 0.67	$ (0.05)
Earnings per share-fully diluted	$ 0.66	$ 0.66	$ —

The principal amount of the liability component at December 31, 2008 was $32.5 million and the unamortized discounts were approximately $0.5 million. The amounts related to the equity component, net of equity issue costs and deferred tax, at December 31, 2009 and December 31, 2008 were approximately $7.0 million.

The effective interest rate on CTS' 2.125% subordinated debentures is 7%. The amount of interest recognized for the years ended December 31, 2009, December 31, 2008 and December 31, 2007 was approximately $0.7 million, $3.7 million and $3.8 million, respectively. The $0.7 million of interest expense recognized in 2009 comprised of approximately $0.5 million of interest expense due to the amortization of the discount on the debt and $0.2 million of interest expense due to the contractual interest coupon. The $3.7 million of interest expense recognized in 2008 comprised of approximately $2.5 million of interest expense due to the amortization of the discount on the debt and $1.2 million of interest expense due to the contractual interest coupon. The $3.8 million of interest expense recognized in 2007 comprised of approximately $2.5 million of interest expense due to the amortization of the discount on the debt and $1.3 million of interest expense due to the contractual interest coupon.

NOTE H — Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans ("Pension Plans") covering approximately 16% of its employees. Pension Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Pension Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

The Company recognizes the funded status of a benefit plan in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation. The Company also recognizes, as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs.

The measurement date for the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2009 and 2008. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

($ in thousands)	Pension Plans 2009	2008	Other Postretirement Benefit Plan 2009	2008
Accumulated benefit obligation	**$232,023**	$198,400	**$ 5,350**	$ 4,726
Change in projected benefit obligation:				
Projected benefit obligation at January 1	**$205,977**	$210,228	**$ 4,726**	$ 5,723
Service cost	**3,130**	3,532	**11**	20
Interest cost	**13,698**	13,068	**313**	368
Plan amendment and other	**2,619**	(2,227)	**—**	—
Actuarial loss/(gain)	**25,881**	(4,517)	**437**	(1,250)
Benefits paid	**(12,242)**	(13,687)	**(137)**	(135)
Curtailment	**—**	(420)	**—**	—
Projected benefit obligation at December 31	**$239,063**	$205,977	**$ 5,350**	$ 4,726
Change in plan assets:				
Assets at fair value at January 1	**$213,386**	$308,851	**$ —**	$ —
Actual return on assets	**50,358**	(82,107)	**—**	—
Company contributions	**690**	2,361	**137**	135
Benefits paid	**(12,242)**	(13,649)	**(137)**	(135)
Other	**1,549**	(2,070)	**—**	—
Assets at fair value at December 31	**$253,741**	$213,386	**$ —**	$ —
Funded status (plan assets less projected benefit obligations)	**$ 14,678**	$ 7,409	**$(5,350)**	$(4,726)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets:

($ in thousands)	Pension Plans 2009	2008	Other Postretirement Benefit Plan 2009	2008
Prepaid pension asset	**$ 29,373**	$ 18,756	**$ —**	$ —
Other accrued liabilities	**(2,465)**	(1,020)	**(368)**	(361)
Other long-term obligations	**(12,230)**	(10,327)	**(4,982)**	(4,365)
	$ 14,678	$ 7,409	**$(5,350)**	$(4,726)

CTS has also recorded the following amounts to Accumulated Other Comprehensive loss at December 31, 2009:

	Pension Plans			Post Retirement Plans		
($ in thousands)	**Unrecognized Loss**	**Prior Service Cost**	**Total**	**Unrecognized Loss/(Gain)**	**Prior Service Cost**	**Total**
Balance at January 1, 2009	$96,179	$1,642	$97,821	$(618)	$—	$(618)
Amortization of retirement benefits, net of tax	(2,929)	(302)	(3,231)	61	—	61
Reclassification adjustments	312	554	866	262	—	262
Balance at December 31, 2009	$93,562	$1,894	$95,456	$(295)	$—	$(295)

Of these amounts, CTS expects to recognize approximately $4.0 million and $0.8 million of losses and prior service costs, respectively, in 2010 related to its Pension Plans. CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2010.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31, 2009 and 2008 is shown below:

($ in thousands)	**2009**	2008
Projected benefit obligation	**$47,850**	$39,190
Accumulated benefit obligation	**46,197**	37,319
Fair value of plan assets	**33,156**	27,843

Net pension (income)/postretirement expense in 2009, 2008, and 2007 include the following components:

	Pension Plans			Other Postretirement Benefit Plan		
($ in thousands)	**2009**	2008	2007	**2009**	2008	2007
Service cost	**$ 3,130**	$ 3,532	$ 4,763	**$ 11**	$ 20	$ 22
Interest cost	**13,699**	13,068	11,961	**314**	368	333
Expected return on plan assets [1]	**(24,413)**	(26,341)	(25,386)	—	—	—
Amortization of unrecognized:						
Transition obligation	—	—	—	—	—	—
Prior service cost	**504**	538	923	—	—	1
Loss	**4,855**	1,699	3,020	—	—	—
Actuarial (gain)/loss	—	—	—	**(102)**	—	—
Additional cost due to early retirement	—	237	207	—	—	—
Net (income) expense	**$ (2,225)**	$ (7,267)	$ (4,512)	**$ 223**	$ 388	$ 356
Weighted-average actuarial assumptions [2]						
Benefit obligation assumptions:						
Discount rate	**5.77%**	6.86%	6.47%	**5.80%**	6.90%	6.50%
Rate of compensation increase	**4.02%**	4.80%	4.81%	—	—	—
Pension income/postretirement Expense assumptions:						
Discount rate	**6.83%**	6.44%	5.71%	**6.90%**	6.50%	5.75%
Expected return on plan assets [1]	**8.42%**	8.41%	8.43%	—	—	—
Rate of compensation increase	**4.02%**	4.80%	4.81%	—	—	—

(1) Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

(2) During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

CTS utilizes a building block approach in determining the long-term rate of return for plan assets. Historical markets are reviewed and long-term relationships between equities and fixed-income are preserved consistent with the generally accepted capital market principle that assets with higher volatility generate a greater return over the long term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to ensure for reasonableness and appropriateness.

CTS' pension plan asset allocation at December 31, 2009 and 2008, and target allocation for 2010 by asset category are as follows:

Asset Category	Target Allocations 2010	Percentage of Plan Assets at December 31, 2009	2008
Equity securities[1]	**60%**	64%	56%
Debt securities	**40%**	29%	39%
Other	—	7%	5%
Total	**100%**	100%	100%

(1) Equity securities include CTS common stock in the amounts of approximately $14.0 million (6% of total plan assets) at December 31, 2009 and approximately $8.0 million (4% of total plan assets) at December 31, 2008.

CTS employs a total return on investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and funded status. The investment portfolio primarily contains a diversified mix of equity and fixed-income investments. The equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Other assets such as private equity are used modestly to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and asset/liability studies at regular intervals.

The following table summarizes the fair values of CTS' pension plan assets at December 31, 2009 and 2008:

($ in thousands)	2009	2008
Equity securities	$161,196	$118,110
Debt securities issued by US, state and local governments	12,858	25,937
Corporate Bonds	59,364	53,800
Mortgage-backed securities	2,626	1,461
Other fixed income securities	901	2,959
Cash and cash equivalents	14,012	8,405
Partnerships	2,784	2,714
Total fair value of plan assets	$253,741	$213,386

The fair values at December 31, 2009 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities[1]	$161,196	$—	$ —	$161,196
Corporate Bonds[2]	59,364	—	—	59,364
Cash and cash equivalents[3]	14,012	—	—	14,012
Debt securities issued by US, state and local governments[4]	12,858	—	—	12,858
Mortgage-backed securities[5]	2,626	—	—	2,626
Private equity[6]	—	—	2,784	2,784
Other fixed income securities[2]	901	—	—	901
Total	**$250,957**	**$—**	**$2,784**	**$253,741**

(1) Comprised of U.S. and foreign common stocks in various industries. The Pension Plan fund manager may shift investments from value to growth strategies or vice-versa, from small cap to large cap stocks or vice-versa, in order to meet Pension Plan's investment objectives.

(2) Comprised of investment grade securities in various industries.

(3) Comprised of investment grade short-term investment funds.

(4) Comprised of investment grade securities that are backed by the U.S., state or local governments.

(5) Comprised of investment grade securities in which approximately $1.6 million is backed by the U.S. government and the remainder by commercial real estate.

(6) Comprised of partnerships that invest in various U.S. industries.

The Pension Plan assets that are classified as Level 1 under the fair value hierarchy are exchange-traded in active markets.

The fair value of the Pension Plan assets classified as Level 3 under the fair value hierarchy was determined by the private equity fund managers who use current industry information pertinent to the various invested businesses.

The table below reconciles the Level 3 Pension Plan assets within the fair value hierarchy:

($ in thousands)	Year Ended December 31, 2009
Fair value of Level 3 Pension Plan assets at January 1, 2009	**$2,714**
Capital contributions	**276**
Net ordinary income attributable to Pension Plan	**(79)**
Unrealized loss	**(127)**
Fair value of Level 3 Pension Plan assets at December 31, 2009	**$2,784**

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2010 are $3.0 million and $0.4 million, respectively.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Pension Plans	Other Postretirement Benefit Plan
2010	$16,016	$ 369
2011	16,883	374
2012	16,562	378
2013	16,798	380
2014	16,351	379
Thereafter	86,947	1,824

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $2.6 million in 2009, $4.1 million in 2008, and $3.8 million in 2007.

NOTE I — Equity-Based Compensation

At December 31, 2009, CTS had five equity-based compensation plans: the 1996 Stock Option Plan ("1996 Plan"), the 2001 Stock Option Plan ("2001 Plan"), the Nonemployee Directors' Stock Retirement Plan ("Directors' Plan"), the 2004 Omnibus Long-Term Incentive Plan ("2004 Plan"), and the 2009 Omnibus Equity and Performance Incentive Plan ("2009 Plan"). All of these plans, except the Directors' Plan, were approved by shareholders. As of December 2009, additional grants can only be made under the 2004 and 2009 Plans. CTS believes that equity based awards align the interest of employees with those of its shareholders.

The 2009 Plan, and previously the 1996 Plan, 2001 Plan and 2004 Plan, provides for grants of incentive stock options or nonqualified stock options to officers, key employees, and nonemployee members of CTS' board of directors. In addition, the 2009 Plan and the 2004 Plan allowed for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.

The following table summarizes the compensation expense included in the Consolidated Statements of (Loss)/Earnings for the years ending December 31, 2009, 2008, and 2007 relating to equity-based compensation plans:

($ in thousands)	Years Ended December 31 2009	2008	2007
Stock options[1]	**$ 36**	$ 127	$ 371
Restricted stock units	**3,519**	3,216	2,797
Restricted stock	—	32	127
Total	**$3,555**	$3,375	$3,295

(1) Stock option expense includes $1, and $14 for the years ended December 31, 2008, and 2007, respectively, related to non-employee director stock options.

The total tax benefit related to the equity-based compensation plans recognized in income is approximately $1.4 million for the years ended December 31, 2009, and 2008, and $1.3 million for the year ended December 31 2007, respectively.

The following table summarizes the plan status as of December 31, 2009:

	2009 Plan	2004 Plan	2001 Plan	1996 Plan
Awards originally available	3,400,000	6,500,000	2,000,000	1,200,000
Stock options outstanding	—	276,850	730,888	171,350
Restricted stock units outstanding	427,450	427,295	—	—
Options exercisable	—	256,100	730,888	171,350
Awards available for grant	2,972,550	472,000	—	—

Stock Options

Stock options are exercisable in cumulative annual installments over a maximum 10-year period, commencing at least one year from the date of grant. Stock options are generally granted with an exercise price equal to the market price of the Company's stock on the date of grant. The stock options generally vest over four years and have a 10-year contractual life. The awards generally contain provisions to either accelerate vesting or allow vesting to continue on schedule upon retirement if certain service and age requirements are met. The awards also provide for accelerated vesting if there is a change in control event.

The Company estimates the fair value of the stock option on the grant date using the Black-Scholes option-pricing model and assumptions for expected price volatility, option term, risk-free interest rate, and dividend yield. Expected price volatilities are based on historical volatilities of the

Company's stock. The expected option term is derived from historical data on exercise behavior. The range of option terms shown below results from certain groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of the status of stock options as of December 31, 2009, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	1,294,263	$14.53		
Expired	(115,175)	$22.77		
Outstanding at December 31, 2009	1,179,088	$13.72	3.1 years	$508
Exercisable at December 31, 2009	1,158,338	$13.73	3.1 years	$508

There was no intrinsic value for options exercised during the year ended December 31, 2008. The total intrinsic value of options exercised during the year ended December 31, 2007 was $0.2 million. No stock options were granted during the years ended December 31, 2009, 2008 or 2007.

A summary of the nonvested stock options as of December 31, 2009, and changes during the year then ended, is presented below:

($ in thousands, except per share amounts)	Options	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2009	74,525	$6.36
Vested	(53,775)	6.41
Nonvested at December 31, 2009	20,750	6.24

(1) Based on historical experience, CTS currently expects approximately all of these options to vest.

The total fair value of options vested during the years ended December 31, 2009, 2008, and 2007 was approximately $0.3 million, $0.5 million, and $0.9 million, respectively. As of December 31, 2009, there was $3,000 of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of one year. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/09	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable at 12/31/09	Weighted-Average Exercise Price
$7.70 - 11.11	727,163	3.62	$ 9.37	727,163	$ 9.37
13.68 - 16.24	227,800	3.74	14.16	207,050	14.16
23.00 - 25.10	188,625	1.30	23.22	188,625	23.22
42.69 - 50.00	35,500	0.48	49.90	35,500	49.90

Service-Based Restricted Stock Units

Service-based restricted stock units ("RSUs") entitle the holder to receive one share of common stock for each unit when the unit vests. RSUs are issued to officers and key employees and non-employee directors as compensation. Generally, the RSUs vest over a three- to five-year period.

RSUs granted to non-employee directors vest one month after granted. Upon vesting, the non-employee directors elect to either receive the stock associated with the RSU immediately, or defer receipt of the stock until their retirement from the Board of Directors. The fair value of the RSUs is equivalent to the trading value of the Company's stock on the grant date.

A summary of RSU activity as of December 31, 2009, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

RSUs	Units	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	700,358	$10.76		
Granted	436,350	6.42		
Converted	(238,991)	10.84		
Forfeited	(42,972)	11.61		
Outstanding at December 31, 2009	854,745	$ 8.47	5.6 years	$8,223
Convertible at December 31, 2009	119,955	$ 9.46	19.2 years	$1,154

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2009, 2008, and 2007 was $6.42, $8.94, and $11.89, respectively. The total intrinsic value of RSUs converted during the years ended December 31, 2009 and 2008 was $1.5 million and $1.6 million, respectively.

A summary of the nonvested RSUs as of December 31, 2009, and changes during the year then ended, is presented below:

	RSUs	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2009	**616,920**	**$10.61**
Granted	**436,350**	**6.42**
Vested	**(275,508)**	**9.93**
Forfeited	**(42,972)**	**11.61**
Nonvested at December 31, 2009	**734,790**	**$ 8.31**

The total fair value of RSUs vested during the years ended December 31, 2009 and 2008 was approximately $2.7 million and $1.9 million, respectively. CTS recorded compensation expense of approximately $2.6 million related to service-based restricted stock units during the year ended December 31, 2009, and $2.7 million related to service-based restricted stock units during the years ended December 31, 2008 and 2007. As of December 31, 2009, there was $2.5 million of unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted-average period of 1.4 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Performance-Based Restricted Stock Units

On February 6, 2007, CTS granted performance-based restricted stock unit awards to certain executives. Executives received a total of 17,100 units based on achievement of year-over-year sales growth and free cash flow performance goals for fiscal year 2007. These units will cliff vest and convert one-for-one to CTS common stock on December 31, 2010.

On February 5, 2008, CTS granted performance-based restricted stock unit awards to certain executives. Vesting may occur, if at all, at a rate from 0% to 200% of the target amount of 42,200 units in 2010 subject to certification of the 2009 fiscal year results by CTS' independent auditors. Vesting is dependent upon CTS' achievement of sales growth targets.

CTS recorded compensation expense of approximately $101,000, $81,000 and $32,000 related to performance-based restricted stock units during the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009 there was $48,000 of unrecognized compensation cost related to performance-based RSUs. That cost is expected to be recognized over a weighted-average period of one year.

Market-Based Restricted Stock Units

On July 2, 2007, CTS granted a market-based restricted stock unit award to an executive officer. An aggregate of 25,000 units may be earned in performance years ending in the following three consecutive years on the anniversary of the award date. Vesting may occur, if at all, at a rate of up to 150% of the target award on the end date of each performance period and is tied exclusively to CTS total stockholder return relative to an enumerated peer group of companies' total stockholder return rates. The vesting rate will be determined using a matrix based on a percentile ranking of CTS total stockholder return with peer group total shareholder return.

On February 5, 2008, CTS granted market-based restricted stock unit awards to certain executives. Vesting may occur, if at all, at a rate of up to 200% of the target amount of 63,300 units in 2010. Vesting is dependent upon CTS' total stockholder return relative to an enumerated peer group of companies' stockholder return rates.

On February 4, 2009, CTS granted market-based restricted stock unit awards to certain executives and key employees. Vesting may occur, if at all, at a rate of up to 200% of the target amount of 128,000 units in 2011. Vesting is dependent upon CTS total stockholder return relative to an enumerated peer group of companies' stockholder return rates. The grant date fair value of an award was $5.65 per award. A simulation or Monte Carlo approach in accordance with financial theory was used in determining the grant date fair value. The valuation methodology takes into account a risk-free rate of approximately 0.98%, CTS stock and peer group volatilities of 60.4% and 67.6% respectively, and an assumed dividend yield of 2.4%.

CTS recorded compensation expense of approximately $831,000, $448,000 and $18,000 related to market-based restricted stock units during the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009 there was approximately $467,000 of unrecognized compensation cost related to market-based RSUs. That cost is expected to be recognized over a weighted average period of 1.1 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Stock Retirement Plan

The Directors' Plan provided for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The Directors' Plan was frozen effective December 1, 2004. All future grants will be from the 2009 Plan.

NOTE J — Income Taxes

Earnings (loss) before income taxes consist of the following:

($ in thousands)	2009	2008	2007
Domestic	**$(35,083)**	$ 4,456	$ 9,624
Non-U.S.	**14,669**	21,799	20,410
Total	**$(20,414)**	$26,255	$30,034

Significant components of income tax provision (benefit) are as follows:

($ in thousands)	2009	2008	2007
Current:			
Federal	**$ 343**	$ 41	$ —
State	**218**	212	463
Non-U.S.	**7,088**	3,842	5,028
Total Current	**7,649**	4,095	5,491
Deferred:			
Federal	**3,801**	(1,676)	927
State	**570**	180	249
Non-U.S.	**1,616**	(4,406)	(580)
Total Deferred	**5,987**	(5,902)	596
Total Provision (Benefit) for Income Taxes	**$13,636**	$(1,807)	$6,087

Significant components of the CTS' deferred tax assets and liabilities at December 31, 2009 and 2008 are:

($ in thousands)	2009	2008
Postretirement benefits	**$ 1,720**	$ 1,654
Inventory reserves	**1,651**	1,663
Loss carryforwards	**67,166**	75,639
Credit carryforwards	**13,746**	11,834
Nondeductible accruals	**7,020**	7,762
Research expenditures	**16,126**	14,525
Other	**3,921**	5,611
Gross deferred tax assets	**111,350**	118,688
Pensions	**11,970**	6,238
Depreciation	**1,391**	2,762
Unrealized Foreign Exchange Gain	**512**	1,165
Other	**627**	693
Gross deferred tax liabilities	**14,500**	10,858
Net deferred tax assets	**96,850**	107,830
Deferred tax asset valuation allowance	**(18,642)**	(18,512)
Total net deferred tax assets	**$ 78,208**	$ 89,318

Current deferred tax assets of $10.4 million and $8.1 million are included as current assets in the Company's consolidated balance sheets at December 31, 2009 and December 31, 2008, respectively. Long-term deferred tax assets of $68.3 million and $82.1 million are included as other assets in the Company's consolidated balance sheets at December 31, 2009 and December 31, 2008, respectively.

Current deferred tax liability of $0.1 million is included as a component of "Other accrued liabilities" on the Company's consolidated balance sheets at December 31, 2009. There was no current deferred tax liability at December 31, 2008. Long-term deferred tax liability of $0.4 million and $0.9 million are included as a component of "Other long-term obligations" on CTS' consolidated balance sheets at December 31, 2009 and December 31, 2008, respectively.

At the end of each annual reporting period, the Company makes an assessment of the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses in the various jurisdictions in which it operates. In assessing the ultimate realizability of its net deferred tax assets, the Company considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carryforward periods.

Generally, the Company assesses that it is more likely than not that its net tax assets will be realized during the available carryforward periods. The Company has

determined, however, that a valuation allowance of $18.6 million should be provided for certain deferred tax assets. The $0.1 million net increase in the valuation allowance from $18.5 million as of December 31, 2008 is due to an increase in the valuation allowance related to an Asian site's operating loss carryforwards of $2.5 million and a decrease in loss carryforwards in Canada due to the use of net operating losses of $0.8 million and a decrease of $1.6 million due to the statute expiring on state net operating losses. At December 31, 2009, the $18.6 million valuation allowance includes $7.4 million for certain state net operating loss and credit carryforwards, $5.5 million in foreign tax credit carryforwards, and $5.7 million related to foreign net operating loss carryforwards.

In determining the valuation allowance changes above, the Company assessed both positive and negative evidence related to the losses and determined that it is more likely than not that the portion of the net operating losses related to an Asian site will expire unutilized while a portion of the Canadian net operating losses will be utilized.

	2009	2008	2007
Taxes at the U.S. statutory rate	**35.00%**	35.00%	35.00%
State income taxes, net of federal income tax benefit	**(2.51)%**	1.35%	1.81%
Non-U.S. income taxed at rates different than the U.S. statutory rate	**5.7%**	(20.78)%	(17.30)%
Benefit of scheduled tax credits	**0.86%**	(1.31)%	(0.22)%
Goodwill impairment	**(55.96)%**	—%	—%
Cash repatriation	**(44.47)%**	—%	—%
Benefit of Tax Treaty Change	**—%**	(5.23)%	—%
Non-U.S. adjustments to valuation allowances	**(8.14)%**	(16.03)%	—%
Other	**2.73%**	0.13%	0.98%
Effective income tax rate	**(66.79)%**	(6.87)%	20.27%

CTS' overall tax rate includes tax holidays that CTS' business operations continue to qualify for in various countries. As a result, certain earnings of CTS are subject to tax at reduced rates for a specified period of time. These tax holidays, unless extended, are scheduled to expire no later than 2011.

At December 31, 2009, no provision had been made for U.S. federal and state income taxes on approximately $182 million of foreign earnings, which are expected to be permanently reinvested outside of the United States indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (with a possible adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with the related calculation.

No valuation allowance was recorded in 2009 against the U.S. federal net deferred tax assets including the U.S. federal net operating loss carryforward asset of $49 million expiring in 2021-2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2010 through 2018. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits of its U.S. net deferred tax assets.

CTS recognizes the financial statement benefit of a tax position based on its technical merits only after determining that the position would be sustained upon examination, including resolution of any related appeals or litigation. A tax position that meets the more-likely-than-not threshold is then measured to determine the amount of benefit recognized in the financial statements. The Company or one of its subsidiaries files income tax returns in the United States federal, various state, and foreign jurisdictions. The Company's open tax years are subject to examination from 2004-2008 for all U.S. jurisdictions. International open tax years range from 2002-2008 based on local statutes. U.S. tax authorities also have the ability to review prior tax years to the extent of net operating losses and tax credit carryforwards. Changes may be applied to any open tax years. CTS has approximately $4.0 million of unrecognized tax benefits, which if recognized, would impact the effective tax rate. The Company does not anticipate any significant changes in its unrecognized tax benefits within the next 12 months as a result of examinations or statute lapses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

A reconciliation of the beginning and ending unrecognized tax benefits is provided below:

($ in thousands)	2009	2008
Balance at January 1, 2009	**$4,466**	$4,356
Increase related to current year tax positions	**444**	85
Increase related to prior year tax positions	**30**	25
Decrease as a result of lapse of statute of limitations	**(844)**	—
Decrease related to settlements with taxing authorities	**(82)**	—
Balance at December 31, 2009	**$4,014**	$4,466

CTS' continuing practice is to recognize interest and/or penalties related to income tax matters as income tax expense. However, at the time of adoption and at the year ending December 31, 2009, there were no significant amounts accrued for interest and/or penalties related to uncertain income tax positions.

NOTE K — Treasury Stock

Common stock held in treasury totaled 20,320,759 shares with a cost of $297.0 million, at December 31, 2009 and December 31, 2008. Approximately 6.5 million shares are available for future issuances.

In May 2008, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2008, CTS repurchased 22,500 shares at a total cost of $0.2 million. No shares were repurchased under this program in 2009.

In June 2007, CTS' Board of Directors authorized a program to repurchase up to two million shares of common stock in the open market. The authorization expired on June 30, 2009. Reacquired shares were used to support equity-based compensation programs and for other corporate purposes. Since June 2007, CTS repurchased 2,000,000 shares at a total cost of $22.2 million, which completed this program.

NOTE L — Segments

CTS reportable segments are grouped by entities that exhibit similar economic characteristics and the segment's reporting results are regularly reviewed by CTS' chief operating decision maker to make decisions about resources to be allocated to these segments and to evaluate the segment's performance. CTS has two reportable segments: 1) EMS and 2) Components and Sensors.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally for some customers, CTS provides full turnkey manufacturing and completion including design, bill-of-material management, logistics, and repair.

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of: automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets; and fabricated piezo-electric materials and substrates used primarily in medical and industrial markets.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before restructuring and restructuring-related charges and goodwill impairment.

Summarized financial information concerning CTS' reportable segments for the years end December 31, 2009, 2008, and 2007 is shown in the following table:

($ in thousands)	EMS	Components & Sensors	Total
2009			
Net sales to external customers	**$285,798**	**$213,184**	**$498,982**
Segment operating earnings	**7,272**	**10,295**	**17,567**
Total assets	**112,525**	**295,132**	**407,657**
Depreciation and amortization	**6,787**	**12,744**	**19,531**
Capital expenditures	**1,456**	**5,081**	**6,537**
2008			
Net sales to external customers	$399,294	$292,413	$691,707
Segment operating earnings	12,362	24,553	36,915
Total assets	187,024	301,418	488,442
Depreciation and amortization	7,550	16,628	24,178
Capital expenditures	6,536	11,111	17,647
2007			
Net sales to external customers	$405,708	$280,237	$685,945
Segment operating earnings	10,175	24,716	34,891
Total assets	180,785	362,830	543,615
Depreciation and amortization	7,103	15,715	22,818
Capital expenditures	7,730	8,328	16,058

Reconciling information between reportable segments' operating earnings and CTS' consolidated pre-tax income is shown in the following table:

($ in thousands)	Years Ended December 31, 2009	2008	2007
Total segment operating earnings	**$ 17,567**	$36,915	$34,891
Restructuring and restructuring-related charges — Components and Sensors	**(2,096)**	(4,999)	(788)
Restructuring and restructuring-related charges — EMS	**(147)**	(1,086)	(1,828)
Goodwill impairment — Components and Sensors	**(2,373)**	—	—
Goodwill impairment — EMS	**(30,780)**	—	—
Interest expense	**(1,878)**	(6,193)	(5,541)
Interest income	**156**	1,421	2,052
Other (expense)/income	**(863)**	197	1,248
Earnings before income taxes	**$(20,414)**	$26,255	$30,034

Financial information relating to CTS' operations by geographic area was as follows:

($ in thousands)	Years Ended December 31, 2009	2008	2007
Net Sales			
United States	**$274,398**	$327,631	$270,123
Singapore	**51,863**	121,396	158,092
United Kingdom	**32,268**	43,012	82,162
China	**67,994**	98,002	90,033
Canada	**31,117**	47,810	50,151
Other non-U.S.	**41,342**	53,856	35,384
Consolidated net sales	**$498,982**	$691,707	$685,945

Sales are attributed to countries based upon the origin of the sale.

The EMS segment revenues from Hewlett-Packard represented less than 10% of the segment's revenue for the year ended December 31, 2009. The EMS segment revenues from Hewlett-Packard represented $77 million, or 19%, and $117 million, or 29%, of the segment's revenue for the years ended December 31, 2008, and 2007, respectively.

($ in thousands)	Years Ended December 31, 2009	2008	2007
Long-Lived Assets			
United States	**$26,903**	$30,340	$25,916
China	**32,441**	34,999	34,291
United Kingdom	**6,250**	6,331	11,528
Singapore	**4,523**	6,823	8,439
Canada	**1,914**	3,198	4,570
Taiwan	**5,588**	4,957	3,349
Other non-U.S	**3,501**	4,108	4,732
Consolidated long-lived assets	**$81,120**	$90,756	$92,825

NOTE M — Contingencies

Certain process in the manufacture of CTS' current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies, and in some cases, general groups, that it is or may be a potentially responsible party regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of CTS' manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon all present available information relating to all such matters, either adequate provisions for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations, or cash flows of CTS.

Certain claims are pending against CTS with respect to matters arising out of the ordinary conduct of its business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been accrued or the ultimate anticipated costs will not materially affect CTS' consolidated financial position, results of operations, or cash flows.

CTS manufactures accelerator pedals for a number of automobile manufacturers, including subsidiaries of Toyota Motor Corporation ("Toyota"). In January 2010, Toyota initiated a recall of approximately 2.3 million vehicles containing pedals manufactured by CTS. The pedal recall and associated events have led to CTS being named as a co-defendant with Toyota in certain litigation. Management believes that with respect to CTS-manufactured components, all claims are without merit and will be vigorously defended.

In February 2010, CTS entered into an agreement with Toyota whereby Toyota agreed that it will indemnify, defend, and hold CTS harmless from, and the parties will cooperate in

the defense of, third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles.

On February 1, 2010, CTS was named as a co-defendant in a wrongful death product liability suit (Harris v. Toyota, et al.), brought in the District Court of Harris County, Texas. The complaint seeks $100 million as compensation and $100 million in punitive damages based on allegations a Toyota Corolla equipped with CTS-manufactured components was defective, causing sudden uncontrollable acceleration. Management believes, with respect to the CTS-manufactured components, the claim is without merit. Toyota will defend, indemnify, and hold CTS harmless in accordance with the terms of the indemnification agreement described above.

On February 6, 2010, CTS was named as a co-defendant in a product liability class action suit (Iglesias v. Toyota, et al.), brought in the United States District Court, Southern District of New York. The complaint seeks an unspecified amount of damages on behalf of the class based on allegations that certain of CTS' products, as incorporated into certain models of Toyota motor vehicles, are in some way defective. Management also believes that this suit, with respect to CTS-manufactured components, is without merit. Toyota will defend, indemnify, and hold CTS harmless in accordance with the terms of the indemnification agreement described above.

NOTE N — Leases

CTS incurred approximately $7.5 million of rent expense in 2009, $6.3 million in 2008, and $6.1 million in 2007. The future minimum lease payments under the Company's lease agreements are $7.1 million in 2010, $5.8 million in 2011, $4.2 million in 2012, $3.1 million in 2013, $2.2 million in 2014, and $6.1 million thereafter. Future sub-lease income is $0.6 million in 2010 and $0.3 million in 2011.

NOTE O — Restructuring Charges

In November 2007, CTS announced plans to realign certain manufacturing operations and eliminate approximately 103 net positions during the fourth quarter of 2007. The realignment is intended to create synergies by further enhancing the Company's shared services model to include manufacturing support functions at its locations that serve more than one business. As of December 31, 2007, the realignment plans were substantially complete.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2008:

($ in millions) November 2007 Plan	Planned Costs	Actual Incurred through December 31, 2008
Workforce reduction	$1.7	$1.5
Asset impairments	0.9	1.2
Restructuring charge	2.6	2.7
Equipment relocation	0.2	0.1
Other costs	0.2	0.4
Restructuring-related costs	0.4	0.5
Total restructuring and restructuring-related costs	$3.0	$3.2

Of the restructuring and restructuring-related costs incurred, $0.9 million relates to the Components and Sensors segment and $2.3 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of (Loss)/Earnings and the restructuring-related costs are included in cost of goods sold. During the first quarter of 2008 CTS incurred $0.2 million of restructuring charges and $0.3 million of restructuring-related costs. Restructuring actions were completed during the second quarter of 2008. There was no restructuring reserve related to this plan at December 31, 2008.

In September 2008, CTS initiated certain restructuring actions to transfer and consolidate certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 400 positions and the write-off of certain leasehold improvements during the second half of 2008. These actions were substantially complete in December 2008.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2008:

($ in millions) September 2008 Plan	Planned Costs	Actual Incurred through December 31, 2008
Workforce reduction	$2.4	$3.9
Asset impairments	1.1	1.2
Other charges	0.2	0.1
Restructuring charge	3.7	5.2
Equipment and employee relocation	0.2	0.1
Other costs	0.5	0.2
Restructuring-related costs	0.7	0.3
Total restructuring and restructuring-related costs	$4.4	$5.5

Of the restructuring and restructuring-related costs incurred, $4.8 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of (Loss)/Earnings and the restructuring-related costs are included in cost of goods sold. Restructuring actions were completed during the fourth quarter of 2008. There was no restructuring reserve related to this plan at December 31, 2009.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2009:

($ in millions) September 2008 Plan	
Restructuring liability at January 1, 2009	$ 1.7
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	—
Cost paid	(1.7)
Restructuring liability at December 31, 2009	$ —

In March 2009, CTS initiated certain restructuring actions to reorganize certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 268 positions and were completed in the first quarter of 2009.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2009:

($ in millions) March 2009 Plan	Planned Costs	Actual Incurred Through December 31, 2009
Workforce reduction	$1.9	$2.1
Asset impairments	—	0.1
Total restructuring and impairment charge	$1.9	$2.2

Of the restructuring and impairment costs incurred, $2.1 million relates to the Components and Sensors segment and $0.1 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of (Loss)/Earnings and the restructuring-related costs are included in cost of goods sold.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2009:

($ in millions) March 2009 Plan	
Restructuring liability at January 1, 2009	$ —
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	2.1
Cost paid	(2.1)
Restructuring liability at December 31, 2009	$ 0.0

NOTE P — Subsequent Events

CTS evaluated its December 31, 2009 consolidated financial statements for subsequent events through February 23, 2010, the date the consolidated financial statements were available to be issued. CTS is not aware of any subsequent events which would require recognition in the consolidated financial statements.

In January 2010, Toyota Motor Corporation ("Toyota") announced a voluntary recall of eight vehicle models due to what Toyota described as a rare set of conditions which may cause the CTS accelerator pedal to become harder to depress, slower to return or, in the worst case, stuck in a partially depressed position. Approximately 2.3 million vehicles in North America and up to 1.8 million in Europe were involved in the recall. This recall was unrelated to the previous Toyota floor mat-related recalls of approximately 5.3 million vehicles. CTS is not aware of any accidents, injuries, or deaths that have been proven directly or proximately to result from the slow return of CTS-manufactured pedals.

In February 2010, CTS entered into a good faith agreement with Toyota whereby Toyota agreed that it will indemnify, defend, and hold CTS harmless from, and the parties will cooperate in the defense of, third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles. This agreement applies to lawsuits that are currently pending and those subsequently commenced in which CTS is named as a defendant. Covered claims include personal injury, property damage, diminution of value, breach of warranty, and violation of consumer protection laws or unfair business practices because of alleged defects in the accelerator in Toyota and Lexus vehicles. The agreement does not cover costs or liabilities in connection with government investigations, government hearings, or government recalls. Toyota will be obligated to continue to defend CTS in the event it is determined CTS acted negligently in selecting materials or processes where CTS had sole control over the selection

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

process, in failing to meet Toyota's specifications, or in making unapproved changes in component design or materials, and such negligence caused or contributed to the claim. CTS, however, will be responsible for any judgment that may subsequently be rendered against CTS individually, or any portion of a judgment that may be allocated to CTS, limited to those damages as are collectible from CTS' insurers. If any claims pertaining to indemnity or contribution, including claims related to CTS' negligence, arise among the parties to the agreement, the parties will engage in good faith negotiations to resolve. If the parties cannot resolve the dispute, they will submit the dispute to arbitration, with Toyota's recovery limited to those damages as are collectible from CTS' insurers.

NOTE Q — Quarterly Financial Data

Quarterly Results of Operations
(Unaudited)

($ in thousands)	Net Sales	Gross Margins	Operating Earnings/(Loss)	Net Earnings/ (Loss)
2009				
4th quarter	**$133,888**	**$ 30,948**	**$ 8,259**	**$ 4,143**
3rd quarter	**126,565**	**26,185**	**6,283**	**4,481**
2nd quarter	**120,398**	**21,878**	**3,169**	**(7,025)**
1st quarter	**118,131**	**19,829**	**(35,540)**	**(35,649)**
	$498,982	**$ 98,840**	**$(17,829)**	**$(34,050)**
2008				
4th quarter	$162,827	$ 29,746	$ 3,780	$ 4,982
3rd quarter	170,034	33,350	4,885	7,215
2nd quarter	186,091	40,153	13,784	9,568
1st quarter	172,755	33,824	8,381	6,297
	$691,707	$137,073	$ 30,830	$ 28,062

CTS CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
		Charged to Expense	Charged to Other Accounts		
	(In thousands of dollars)				
Year ended December 31, 2009:					
Allowance for doubtful accounts	$2,165	$ 222	$—	$ (268)	$2,119
Inventory reserve provision	$6,781	$1,752	$—	$(1,582)	$6,951
Year ended December 31, 2008:					
Allowance for doubtful accounts	$1,304	$ 874	$—	$ (13)	$2,165
Inventory reserve provision	$6,392	$5,144	$—	$(4,755)	$6,781
Year ended December 31, 2007:					
Allowance for doubtful accounts	$2,139	$ 122	$—	$ (957)	$1,304
Inventory reserve provision	$5,428	$3,713	$—	$(2,749)	$6,392

EXHIBIT (21)

CTS CORPORATION AND SUBSIDIARIES

As of December 31, 2009

CTS Corporation (Registrant), an Indiana corporation

Subsidiary:	Jurisdiction
CTS Corporation	Delaware
CTS of Panama, S de R.L.	Republic of Panama
CTS Components Taiwan, Ltd.	Republic of China
CTS Electro de Matamoros, S.A	Republic of Mexico
CTS Japan, Inc.	Japan
CTS International B.V.	The Netherlands
CTS Czech Republic S.R.O.	Czech Republic
CTS Singapore Pte., Ltd.	Republic of Singapore
CTS (Tianjin) Electronics Company Ltd.	People's Republic of China
CTS Electronics Dongguan, Ltd.	People's Republic of China
CTS (Zhongshan) Technology Co. Ltd.	People's Republic of China
CTS of Canada Holding Company	Province of Nova Scotia (Canada)
CTS of Canada G.P., Ltd.	Province of Ontario (Canada)
CTS of Canada L.P.	Province of Ontario (Canada)
CTS of Canada Co.	Province of Nova Scotia (Canada)
CTS Corporation U.K., Ltd.	Scotland
CTS Printex, Inc.	California
CTS Electronics Components, Inc.	Delaware
Dynamics Corporation of America	New York
CTS Electronic Components (California), Inc.	California
LTB Investment Corporation	Delaware
CTS Electronics Manufacturing Solutions, Inc.	Delaware
CTS Electronics Manufacturing Solutions (Moorpark), Inc.	California
CTS Electronics Manufacturing Solutions (Santa Clara), Inc.	California
CTS Electronics Manufacturing Solutions (Massachusetts), Inc.	Massachusetts
Technetics, Inc.	California
CTS Electronics Corporation (Thailand), Ltd.	Thailand
CTS Electronics Hong Kong Ltd.	Hong Kong Special Administrative Region of the People's Republic of China
CTS Europe GmbH	Germany
CTS Overseas Holdings, B.V.	The Netherlands
Tusonix, Inc.	Arizona
Technologia Mexicana S.A. de C.V.	Republic of Mexico

EXHIBIT (23)(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 23, 2010, with respect to the consolidated financial statements, schedule, and internal control over financial reporting (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of new accounting guidance related to the accounting for debt with conversion and other options) included in the Annual Report of CTS Corporation and Subsidiaries on Form 10-K for the year ended December 31, 2009. We hereby consent to the incorporation by reference of said report in the Registration Statements of CTS Corporation on Form S-3 (No. 333-72146, effective November 9, 2001) and on Forms S-8 (Nos. 333-159542, effective May 28, 2009, and 333-116287, effective June 8, 2004).

/s/ GRANT THORNTON LLP

Chicago, Illinois
February 23, 2010

EXHIBIT (31)(a)

CERTIFICATION

I, Vinod M. Khilnani, certify that:

1. I have reviewed this quarterly report on Form 10-K of CTS Corporation:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles; and

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2010 By: */s/ Vinod M. Khilnani*

Vinod M. Khilnani
Chairman of the Board, President and Chief Executive Officer

EXHIBIT (31)(b)

CERTIFICATION

I, Donna L. Belusar, certify that:

1. I have reviewed this quarterly report on Form 10-K of CTS Corporation:
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles; and

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2010 By: */s/ Donna L. Belusar*

Donna L. Belusar
Senior Vice President and Chief Financial Officer

EXHIBIT (32)(a)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of CTS Corporation (the Company) on Form 10-K for the quarter ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 23, 2010

By: *|s| Vinod M. Khilnani*
Vinod M. Khilnani
Chairman of the Board, President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT (32)(b)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of CTS Corporation (the Company) on Form 10-K for the quarter ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 23, 2010

By: */s/ Donna L. Belusar*
Donna L. Belusar
Senior Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

STOCK PERFORMANCE GRAPH
Comparison of Five-Year Cumulative Return

The following graph compares the cumulative total shareholder return on CTS common stock with the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Information Technology Stock for the years 2004 through 2009. The graph assumes that $100 was invested on December 31, 2004 in each of CTS common stock, the S&P 500 Stock Index and the S&P 500 Information Technology Stock Index.



CTS Corporation — S&P 500 Index — S&P 500 Information Technology Index

Company / Index	Base Period 2004	INDEXED RETURNS Years Ending 2005	2006	2007	2008	2009
CTS Corporation	**100**	84.05	120.31	76.85	43.22	76.93
S&P 500 Index	**100**	104.91	121.48	128.16	80.74	102.11
S&P 500 Information Technology Index	**100**	100.99	109.49	127.35	72.41	117.11

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Diversified. Profitable. Growing.

Shareholder Information

Annual Meeting of Shareholders
The 2010 annual meeting of shareholders is scheduled to be held on Wednesday, May 26, 2010, in Chicago, Illinois. Shareholders of record at the close of business on April 9, 2010, will receive a formal notice of the annual meeting and a proxy statement.

Form 10-K Annual Report
A copy of CTS Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders upon written request to the Secretary of the Company, or by visiting our Web site: www.ctscorp.com

Common Stock Listed (CTS)
New York Stock Exchange

CTS submitted a Section 12 (a) CEO Certification to the New York Stock Exchange in 2009 as required by New York Stock Exchange Corporate Governance Listing Standards. CTS filed the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2009.

Investor Relations
Shareholders and members of the financial community may direct questions or requests to:

Mitchell J. Walorski
Director Planning and Investor Relations
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514
574-523-3800
E-mail:
shareholder.services@ctscorp.com

Transfer Agent and Registrar
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
800-468-9716

Corporate Headquarters
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514
574-523-3800
www.ctscorp.com

2009 Board of Directors

Vinod M. Khilnani
Chairman of the Board, President and Chief Executive Officer, CTS Corporation

Roger R. Hemminghaus
CTS Lead Independent Director and Retired Chairman and Chief Executive Officer, Ultramar Diamond Shamrock Corporation

Walter S. Catlow
Retired President, Ameritech Cellular Services and Dean, College of Business, Concordia University, Chicago

Lawrence J. Ciancia
Partner,
Corporate Development International, Inc.

Thomas G. Cody
Vice Chairman,
Macy's, Inc.

Patricia K. Collawn
President and Chief Executive Officer,
PNM Resources, Inc.

Michael A. Henning
Retired Deputy Chairman,
Ernst & Young LLP

Robert A. Profusek
Partner,
Jones Day

Corporate Officers

Vinod M. Khilnani
Chairman of the Board, President and Chief Executive Officer

Donald R. Schroeder
Executive Vice President and General Manager of CTS Electronics Manufacturing Solutions

Donna L. Belusar
Senior Vice President and Chief Financial Officer

Richard G. Cutter III
Vice President, Secretary and General Counsel

Thomas A. Kroll
Vice President and Controller

Matthew W. Long
Treasurer

Bret A. Robertson
Senior Vice President

Dennis P. Thornton
Vice President and General Manager Automotive Products

Mohan S. Mahadevan
Vice President

2009 Committees of the Board

Compensation Committee
Patricia K. Collawn (Chairperson)
Walter S. Catlow
Thomas G. Cody
Michael A. Henning

Nominating and Governance Committee
Lawrence J. Ciancia (Chairman)
Walter S. Catlow
Thomas G. Cody
Patricia K. Collawn

Finance and Strategic Initiatives Committee
Robert A. Profusek (Chairman)
Roger R. Hemminghaus
Vinod M. Khilnani

Audit Committee
Michael A. Henning (Chairman)
Walter S. Catlow
Lawrence J. Ciancia
Roger R. Hemminghaus

Worldwide Manufacturing Facilities

Sensors and Actuators

Elkhart, Indiana

Toronto, Canada

Matamoros, Mexico

Glasgow, Scotland

Ostrava, Czech Republic

Kaohsiung, Taiwan, Republic of China

Zhongshan, People's Republic of China

Electronic Components

Bloomingdale, Illinois

Albuquerque, New Mexico

Tucson, Arizona

Nogales, Mexico

Tianjin, People's Republic of China

Singapore, Republic of Singapore

Electrocomponent Products

Kaohsiung, Taiwan, Republic of China

Zhongshan, People's Republic of China

Electronics Manufacturing Solutions

Moorpark, California

San Jose, California

Londonderry, New Hampshire

Glasgow, Scotland

Tianjin, People's Republic of China

Bangkok, Ayutthya, Thailand

Matamoros, Mexico



905 West Boulevard North

Elkhart, IN 46514

Phone: 574-523-3800

Fax: 574-293-6146

www.ctscorp.com